UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	Financial Statements for the financial year ended on December 31, 2020, presented on comparative basis.

Consolidated Financial Statements

For the financial year ended on

December 31, 2020, presented on comparative basis

Consolidated Financial Statements

For the financial year ended on

December 31, 2020, presented on comparative basis

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.

Financial year:	N° 42 started on January 1, 2020

Legal Address:	Bartolomé Mitre 434, piso 5 Ciudad Autónoma de Buenos Aires

Core Business:	Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.

Registration Number at the IGP:	212,617

Date of Registration at IGP:	October 15, 1980

Amendment of by-laws (last):	April 24, 2018 (Registration in progress)

Expiration date of the Company’s By-Laws:	October 15, 2079

Corporations Article 33 Companies general Law	Note 7 to Separate Financial Statements

Composition of Capital Stock as of December 30, 2020

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
394,984,134	B: Non endorsable, common shares of a nominal value	1	1	394,984	394,984
456,722,322				456,722	456,722

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2020, 2019 and January 1, 2019

(Expressed in thousands of pesos in homogeneous currency)

ASSETS	Notes and Schedules	12/31/2020	12/31/2019	01/01/2019
Cash and due from banks	1.8 and 5	36,674,869	35,945,321	70,551,282
Cash		12,792,522	11,913,810	10,030,991
Financial institutions and correspondents		23,730,020	23,990,794	60,498,513
Argentine Central Bank		19,623,684	21,683,566	57,359,875
Other local and financial institutions		4,106,336	2,307,228	3,138,638
Others		152,327	40,717	21,778
Debt Securities at fair value through profit or loss	1.8, 5, 11.1 and A	9,871,903	773,959	31,439,537
Derivatives	11.2 y 5	143,944	350,679	33,349
Reverse Repo transactions	5	22,354,735	-	-
Other financial assets	1.8, 11.3 and 5	4,284,340	2,875,979	4,347,282
Loans and other financing	5, 11.4 and B	105,974,985	121,028,573	163,609,714
To the non-financial public sector		23,530	39,301	68,697
To the financial sector		12,062	87,834	834,679
To the Non-Financial Private Sector and Foreign residents		105,939,393	120,901,438	162,706,338
Other debt securities	5,11.5 and A	41,264,149	14,528,311	9,212,805
Financial assets pledged as collateral	5 and 11.6	4,904,935	7,261,332	4,203,681
Current income tax assets		-	139,487	1,292,809
Investments in equity instruments	5 and A	116,328	19,847	21,789
Property, plant and equipment	F	7,103,638	5,450,311	4,536,193
Investment property	F	5,997,945	5,520,143	865,687
Intangible assets	G	6,782,538	5,929,802	5,626,709
Deferred income tax assets		3,020,783	1,781,699	1,075,226
Other non-financial assets	11.7	1,352,880	1,762,068	3,763,756
Inventories	11.8	70,964	60,521	146,428
Non-current assets held for sale		-	-	5,864
TOTAL ASSETS		249,918,936	203,428,032	300,732,111

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements .

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2020, 2019 and January 1, 2019

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	12/31/2020	12/31/2019	01/01/2019
LIABILITIES
Deposits		178,641,594	121,176,255	198,760,086
Non-financial public sector	5,11.9 and H	7,911,255	7,447,131	23,258,016
Financial sector		57,416	38,253	52,851
Non-financial private sector and foreign residents		170,672,923	113,690,871	175,449,219
Liabilities at fair value through profit or loss	5 and 11.10	2,002,005	258,060	561,448
Derivatives	11.14	1,995	-	197,328
Repo transactions	5	-	435,401	-
Other financial liabilities	5 and 11.11	7,529,685	12,411,386	10,833,123
Financing received from the Argentine Central Bank and other financial institutions	5 and 11.12	5,851,412	12,276,610	16,823,037
Unsubordinated debt securities	5 and 16.4	4,226,748	8,286,163	19,491,853
Current income tax liabilities		1,288,267	-	1,656,517
Subordinated debt securities	5 and 16.4	1,140,469	2,886,028	2,898,105
Provisions	11.13	681,092	901,203	182,025
Deferred income tax liabilities		42,005	643,354	511,920
Other non-financial liabilities	11.15	12,146,092	11,196,159	11,346,062
TOTAL LIABILITIES		213,551,364	170,470,619	263,261,504

SHAREHOLDERS' EQUITY
Capital stock		456,722	456,722	456,722
Paid in capital		28,858,170	33,275,663	33,275,003
Capital Adjustments		2,968,586	2,968,586	2,968,586
Reserves		-	14,241,451	11,407,964
Retained earnings		-	(14,135,405)	(4,944,694)
Other comprehensive income		642,945	117,647	-
Net income for the period/year		3,412,111	(3,993,474)	(5,722,657)
Shareholders' Equity attributable to owners of the parent company		36,338,534	32,931,190	37,440,924
Shareholders' Equity attributable to non-controlling interests		29,038	26,223	29,683
TOTAL SHAREHOLDERS' EQUITY		36,367,572	32,957,413	37,470,607
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		249,918,936	203,428,032	300,732,111

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED INCOME STATEMENT

For the financial years ended on December 31, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	Notes	12/31/2020	12/31/2019
Interest income	11.16	64,649,919	60,983,630
Interest expenses	11.17	(28,574,136)	(47,531,380)
Net interest income		36,075,783	13,452,250
Service fee income	11.20	11,493,824	11,707,556
Service fee expenses	11.21	(3,547,939)	(3,054,959)
Income from insurance activities	14	1,671,455	1,667,287
Net Service Fee Income		9,617,340	10,319,884
Subtotal		45,693,123	23,772,134
Net income from financial instruments (NIFFI) at fair value through profit or loss	11.18	3,315,582	28,536,370
Result from derecognition of assets measured at amortized cost	11.19	(11,630,883)	-
Exchange rate difference on gold and foreign currency		1,064,518	(441,188)
Subtotal		(7,250,783)	28,095,182
Other operating income	11.22	3,886,203	3,742,326
Results from exposure to changes in the purchasing power of the currency		8,035,834	(7,891,885)
Loan loss provisions		(8,755,174)	(10,524,351)
Net operating income		41,609,203	37,193,406
Personnel expenses	11.23	18,167,844	19,283,345
Administration expenses	11.24	10,312,494	10,310,670
Depreciations and impairment of non-financial assets	11.25	2,407,028	2,691,218
Other operating expenses	11.26	6,572,487	8,654,873
Operating income / (loss)		4,149,350	(3,746,700)
Income / (loss) before taxes		4,149,350	(3,746,700)
Income tax		734,974	250,357
Net income / (loss) for the year		3,414,376	(3,997,057)
Net income / (loss) for the year attributable to owners of the parent company		3,412,111	(3,993,474)
Net income / (loss) for the year attributable to non-controlling interests		2,265	(3,583)

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED INCOME STATEMENT

EARNING PER SHARE

For the financial years ended on December 31, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2020	12/31/2019
NUMERATOR
Net income / (loss) for the year attributable to owners of the parent company	3,412,111	(3,993,474)
PLUS: Diluting events inherent to potential ordinary shares	-	-
Net income / (loss) attributable to owners of the parent company adjusted by dilution	3,412,111	(3,993,474)

DENOMINATOR

Weighted average of ordinary shares	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-
Weighted average of number of ordinary shares issued of the period adjusted by dilution effect.	456,722	456,722

Basic Income per share	7.47	(8.74)
Diluted Income per share	7.47	(8.74)

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the financial years ended on December 31, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2020	12/31/2019
Net income / (loss) for the year	3,414,376	(3,997,057)
Components of Other Comprehensive Income not to be reclassified to profit or loss
Revaluation of property, plant and equipment and intangibles.	687,598	158,245
Income tax	(206,279)	(47,474)
Revaluation of property, plant and equipment and intangibles	481,319	110,771
Net income from equity instrument at fair value through changes in other comprehensive income
Total Other Comprehensive Income not to be reclassified to profit or loss	481,319	110,771
Components of Other Comprehensive Loss to be reclassified to profit or loss	-	-
Income for the year for the year from financial instrument at fair value through other comprehensive income	69,422	9,832
Income tax	(24,893)	(2,949)
Net income from financial instrument at fair value through changes in other comprehensive income	44,529	6,883
Total Other Comprehensive Loss to be reclassified to profit or loss	44,529	6,883
Total Other Comprehensive Income	525,848	117,654
Other comprehensive income attributable to owners of the parent company	525,298	117,647
Other comprehensive income attributable to non-controlling interests	550	7
Total Comprehensive Income	3,940,224	(3,879,403)
Total comprehensive income attributable to owners of the parent company	3,937,409	(3,875,827)
Total comprehensive income attributable to non-controlling interests	2,815	(3,576)

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the financial years ended on December 31, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

							Other comprehensive income
Items	Capital stock	Capital adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total Shareholders´ equity
Re-expressed Balance at December 31, 2019	456,722	2,968,586	33,275,663	191,302	14,050,149	(18,128,879)	110,771	6,876	32,931,190	26,223	32,957,413
Absorption of negative retained earnings RG777/18 CNV			(4,417,493)	(191,302)	(19,316,859)	23,925,654	-	-	-	-	-
Balance at December 31, 2019	456,722	2,968,586	28,858,170	-	(5,266,710)	5,796,775	110,771	6,876	32,931,190	26,223	32,957,413
Distribution of retained earnings by the shareholders’ meeting on April 28, 2020:
Constitution of reserves	-	-	-	-	5,796,775	(5,796,775)	-	-	-	-	-
Dividend distribution	-	-	-	-	(530,065)	-	-	-	(530,065)	-	(530,065)
Net Income for the year	-	-	-	-	-	3,412,111	-	-	3,412,111	2,265	3,414,376
Other comprehensive income for the year	-	-	-	-	-	-	480,826	44,472	525,298	550	525,848
Balance at December 31, 2020	456,722	2,968,586	28,858,170	-	-	3,412,111	591,597	51,348	36,338,534	29,038	36,367,572

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the financial years ended on December 31, 2020 and 2019

(Expressed in thousands of pesos)

							Other comprehensive income
Items	Capital stock	Capital adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total Shareholders´ equity
Re-expressed Balance at December 31, 2018	456,722	2,968,586	33,275,003	191,302	11,216,662	(9,935,561)	-		38,172,714	30,243	38,202,957
IFRS 9 Impact Adjustments						(731,790)			(731,790)	(560)	(732,350)
Balance at December 31, 2018	456,722	2,968,586	33,275,003	191,302	11,216,662	(10,667,351)	-		37,440,924	29,683	37,470,607
Distribution of retained earnings by the shareholders’ meeting on April 26, 2019:
Purchase of subsidiaries ‘shares	-	-	660	-	-	-	-	-	660	116	776
Constitution of reserves	-	-	-	-	2,833,487	(2,833,487)	-	-	-	-	-
Dividend distribution	-	-	-	-	-	(634,567)	-	-	(634,567)		(634,567)
Net Income for the year	-	-	-	-	-	(3,993,474)	-	-	(3,993,474)	(3,583)	(3,997,057)
Other comprehensive income for the year	-	-	-	-	-		110,771	6,876	117,647	7	117,654
Balance at December 31, 2019	456,722	2,968,586	33,275,663	191,302	14,050,149	(18,128,879)	110,771	6,876	32,931,190	26,223	32,957,413

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the financial years ended on December 31, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2020	12/31/2019
CASH FLOW FROM OPERATING ACTIVITIES

Net income / (loss) for the year before Income Tax	4,149,350	(3,746,700)

Adjustments to obtain flows from operating activities:
Depreciation and Impairment of Property, plant and equipment	(2,407,028)	2,691,218
Loan loss provisions	8,755,174	10,524,351
Other adjustments
- Exchange rate difference on gold and foreign currency	(1,064,518)	441,188
- Interests from loans and other financing	(64,649,919)	(60,983,630)
- Interests from deposits and financing received	28,574,136	47,531,380
- Net income from financial instruments at fair value through profit or loss	(3,315,582)	(28,536,370)
- Result from derecognition of financial assets measured at amortized cost	11,630,883	-
- Result from exposure to changes in the purchasing power of the currency	(8,035,834)	7,891,885
- Fair value measurement of investment properties	92,457	-
- Interest on liabilities for financial leases	207,035	289,286
- Allowances reversed	(703,329)	(678,796)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	(16,249,181)	33,611,922
Derivatives	206,735	(317,330)
Reverse Repo transactions	(22,354,735)	-
Loans and other financing
To the non-financial public sector	15,771	29,396
To the other financial entities	75,772	746,845
To the non-financial sector and foreign residents	70,434,455	89,277,980
Other debt securities	(26,735,838)	(5,499,656)
Financial assets in guarantee	2,356,397	(3,057,651)
Investments in equity instruments	(48,917)	1,942
Other assets	3,998,166	2,786,079

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	464,124	(15,810,885)
Financial sector	19,163	(14,598)
Private non-financial sector and foreign residents	28,509,102	(112,971,816)
Liabilities at fair value through profit or loss	1,743,945	(303,388)
Derivatives	1,995	(197,328)
Repo transactions	(435,401)	435,401
Other liabilities	(3,796,649)	715,793
Income Tax paid	(1,378,825)	(1,593,465)

Net cash provided by / (used in) operating activities (A)	10,058,904	(36,736,947)

CASH FLOW FROM INVESTING ACTIVITIES

Payments related to:
Purchase of PPE, intangible assets and other assets	(4,693,293)	(1,568,190)
Purchase of liabilities and equity instruments issued by other entities	(47,564)	-
Acquisition of subsidiaries, net of cash adquired	(7,292)	(269,497)

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the financial years ended on December 31, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2020	12/31/2019
CASH FLOW FROM INVESTING ACTIVITIES

Collections:
Disposals related to PPE, intangible assets and other assets	425,906	253,102

Net cash used in investing activities (B)	(4,322,243)	(1,584,585)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Interest on finance lease liabilities	(1,366,164)	(1,703,937)
Financing received from Argentine Financial Institutions	(21,298,598)	(155,072,118)
Unsubordinated debt securities	(6,785,701)	(23,641,628)
Subordinated debt securities	(1,774,264)	(1,147,619)
Dividends paid	(530,065)	(634,567)

Collections:
Changes in the ownership of subsidiaries that do not result in loss of control	-	776
Financing received from Argentine Financial Institutions	14,873,400	150,529,469
Unsubordinated debt securities	2,653,805	11,452,531
Subordinated debt securities	-

Net cash used in financing activities (C)	(14,227,587)	(20,217,093)

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	22,704,526	4,573,429

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS (A+B+C+D)	14,213,600	(53,965,196)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR (Note 1.9)	38,109,467	98,382,223
Result from exposure to changes in the purchasing power of the currency of cash and equivalents	(12,856,541)	(6,307,560)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR (Note 1.9)	39,466,526	38,109,467

(*) In the items “Loans and other financing - non-financial sector and foreign residents”and “Other Assets”, “Purchase of PPE,intangible asstes and other assets” and “Other liabilities” and “Purchase of PPE,intangible asstes and other assets” and “Other assets” 1,125,663, 803,901 and 876,864 corresponding to non-monetary transactions were eliminated.

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, "the Group"), is a company whose main activity is investment in other companies, Its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., Cordial Compañía Financiera S.A., Sofital S.A. F. e I.I., Tarjeta Automática S.A., Supervielle Asset Management S.A., Espacio Cordial Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., InvertirOnline,Com Argentina S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U., Futuros del Sur S.A. and Easy Cambio S.A..

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to BCRA regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These consolidated financial statements have been approved by the Board of Directors of the Company at its meeting held on March 8, 2021.

1.1.	Differences between the accounting framework established by the BCRA and IFRS

These consolidated financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

(i)	Temporary exception of IFRS 9 “Financial Instruments” application over debt instruments of the non-financial public sector,

(ii)	Temporary exception of the application of Section 5.5 (Value Impairment) for Group C entities, a category that includes Cordial Compañia Financiera S.A.. Therefore, provisions of the aforementioned entity are held under minimum provisions standards set by the Argentine Central Bank. See note 1.2.4 a)

(iii)	presentation within other comprehensive income of the monetary result corresponding to items of a monetary nature that are measured at fair value with a counterpart in other comprehensive income. Communication “A” 7211 established that said monetary result must be presented within the income for the year as of 1.1.21. Had the aforementioned exposure criterion been applied at the end of the year ended December 31, 2020, the net result would have amounted to $ 3,185,980 and the Other Comprehensive Income to $ 4,163,540.

1.2. Preparation basis

These consolidated financial statements have been prepared in acoordance whith the accounting framework established by B.C.R.A. described in Note 1.1.

The Gruop´s Board has concluded that these consolidated financial statements reasonably express the financial position, financial performance and cash flows.

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the amount of incomes and expenses recorded in the year. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these consolidated financial statements preparation.

The areas that involve a greater degree of judgment or complexity or areas in which the assumptions and estimates are significant for the consolidated financial statements are described in Note 1.4.

As of these financial statements issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.2.1	Going concern

As of the date of these consolidated financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.2.2	Measuring unit – IAS 29 (Financial reporting in hyperinflationary economies)

Figures included in these consolidated financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s consolidated financial statements recognice changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002. Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19,550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these consolidated financial statements have been re-expressed as of December 31, 2020.

1.2.3	Comparative information

The information included in these consolidated financial statements and in the aforementioned notes as of December 31, 2019 and January 1, 2019 is presented, exclusively with comparative purposes regarding the information as of December 31, 2020.

It is worth to be mentioned that, Communication “A” 6778, issued by the Argentine Central Bank, required the retroactive application of the impairment model set forth in section 5.5 of IFRS 9 with temporary withdrawal of non-financial public sector´s debt instruments and the re-expression of financial statements pursuant to IAS 29. In virtue of the aforementioned, the Group has applied the following:

(i)	Retroactive re-expression of figures included in the Financial Situation as of December 31, 2019 and January 1, 2019 for the purpose of submitting such figures as if the new accounting policies had been in force since January 1, 2019, and

(ii)	Retroactive re-expression of figures included in the Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement as of December 31, 2019 for the purpose of submitting such figures as if the new accounting policies had been in force since January 1, 2019.

(iii)	Present a third column in the statement of financial position with the balances as of January 1, 2019

1.2.4	Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The following are changes that were made effective over the course of the quarter ended on December 31, 2020:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(a)	Impairment of financial assets

Pursuant to Communication “A” 6430 and 6847 Financial Entities shall start to apply provisions on Financial Assets Impairment included in paragraph 5.5 of IFRS 9 as from fiscal years starting on 1 January, 2020, except for Non-financial Public Sector´s debt securities, which shall be temporarily excluded from the scope of said provisions. Likewise, Communication “A” 6938 issued by the Argentine Central Bank set the postponement of the application of the section targeted to “B” group Companies until January 1, 2022,a category that includes Cordial Compañía Financiera S.A.; therefore, provisions of said Entity are held under the minimum provisions regulations set by the Argentine Central Bank. It is worth mentioning that through communications "A" 7108 and 7134, the Argentine Central Bank ordered the classification of financial entities into groups "A", "B" and "C", leaving Cordial Compañía Financiera classified as Group "C" as of October 1, 2020.

Upon the application of impairment model included in section 5.5 of IFRS 9, a decrease of about 850 million and 1,042 million would have been recorded in the shareholders ´equity as of December 31, 2020 and 2019 respectively.

	12/31/2020	12/31/2019
Provisions recorded in financial statements	7,829,857	7,982,688
Provisions pursuant to section 5.5 of IFRS 9	9,044,555	9,471,317
Difference (*)	1,214,698	1,488,629

     (*) These balances do not include the effect of income tax

IFRS 9 foresees an expected credit los model, by means of which financial assets are classified in three impairment stages, based on changes in credit quality as from its initial recognition and show how a Company measures impairment loss and applies the effective interest method. Note 1.2 g) offers greater detail on how expected credit loss is measured.

Pursuant to Communication “A” 6778 issued by the Argentine Central Bank, Financial Entities shall apply the following in virtue of the effects of the application of section 5.5 of IFRS 9:

(i)	utilized internal models that shall meet IFRS 9 requirements; thus, applying such models to all assets included in such regulation with temporary exception abovementioned, and

(ii)	apply the Regulation retroactively, thus setting the transition date on January 1, 2019.

The following chart includes the reconciliation between uncollectibility risk provisions as of 12.31.2019 pursuant to the criteria set by the Amended Text on “Debtors Classification” and “Minimum Uncollectibility Risk Provisions” set by the Argentine Central Bank and the new uncollectibility risk provisions pursuant the expected credit loss model set by IFRS 9 with temporary exceptions above mentioned in the first paragraph:

Category of financial instrument	Credit risk provision pursuant to minimum- provisions-related Standards set by the Argentine Central Bank	Re-measurements	Reclassifications	Credit risk provision pursuant to IFRS 9 (as per scope of Communication “A” 6847)
Loans and other financing
Other financial assets	86,530		250,255	336,785
Loans and other financing
Other Financial Entities	16,445		-	16,445
NFPS and Res. Abroad	-	-	-	-
Overdrafts	875,918		1,132,608	2,008,526
Documents	1,033,531		(538,084)	495,447
Mortgage loans	580,367		47,645	628,012
Pledge loans	58,889	16,495	57,210	132,594
Personal loans	1,372,350	13,997	(261,314)	1,125,033
Credit Cards	863,227		(126,517)	736,710
Financial Lease	103,786		85,348	189,134
Others	2,955,712		(646,551)	2,309,161
Debt securities	4,941		(100)	4,841
Contingent commitments	500		(500)	-
TOTAL	7,952,196	30,492	-	7,982,688

* Cordial Compañía Financiera S.A.´s balances of provisions are held under minimum provisions Standards pursuant to Communication “A” 6990 issued by the Argentine Central Bank.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Note 1.3 includes further information on the definition of credit risk provision pursuant to the expected credit loss model set by IFRS 9 with scope set by the Argentine Central Bank.

(b)	Re-expression by inflation of financial statements

Pursuant to IAS 29 “Financial Information in hyperinflationary economies”, financial statements of an entity, whose functional currency accounts for that currency of a hyperinflationary economy shall be expressed in terms of a current measurement unit as of the reporting fiscal year closing date regardless of whether such statements are based on the historical cost method or a current cost method. To such ends, in general terms, such entity shall calculate the inflation recorded as from the acquisition date or revaluation date, when applicable, in non-monetary items. Such requirements also include the comparative information of financial statements.

With the purpose of stating whether an economy is classified as Hyperinflationary in accordance with IAS 29, the provision sets forth a series of factors to be considered, which includes an accrued inflation rate in three years close to or higher than the 100%. That is the reason why, pursuant to IAS 29, the Argentine economy must be considered as a high inflation economy as from July 1, 2018.

In short, pursuant to IFRS 29 re-expression mechanism, monetary assets and liabilities shall not be re-expressed since such assets and liabilities are expressed in a measurement unit in force as of the reported period closing. Assets and liabilities subject to adjustments tied to specific agreements, shall be adjusted pursuant to such agreements. Non-monetary items measured at current values at the end of the reported period, such as the realization net value or others, shall be re-expressed. The remaining non-monetary assets and liabilities shall be re-expressed in accordance with a general price index. The loss or earning of a net monetary position shall be included in the net income of the reported period in a separate item. It is worth to be mentioned that earnings or losses over the monetary position of instruments at fair value through profit and loss in OCI is included in Other Comprehensive Income of the period/fiscal year. Upon the sale of such instruments its result is reclassified in the line “Results from sale or withdrawal of financial instruments rated at amortized cost” in the net income of the fiscal year.

Pursuant to Communication “A” 6651, issued by the Argentine Central Bank on February 22, 2019, financial statements shall be prepared in a constant currency as from fiscal years starting on January 1, 2020. In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16. Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

(c)	Other Changes in the Accounting Framework set by the Argentine Central Bank

Pursuant to Communication “A” 6847, financial entities will be allowed to re-categorize, as from Januray 1,2020, instruments of the non-financial public sector rated at fair value through profit and loss and at fair value through profit and loss in OCI at an amortized cost criterion, while utilizing the accounting value of such date as addition value. As for instruments affected by this option, interest accrual and accessories shall be interrupted as long as the accounting value is above its fair value. Upon such measurement, the abovementioned financial instruments, at fair value as of December 31, 2020 there would be no significant impact on equity and results for the year.

(d)	Definition of a business – Changes in accordance to IFRS 3

On October 22, 2018, IASB released changes, which include the definition of business with the purpose of helping entities determine whether a transaction must be recorded as a combination of business or the acquisition of an asset. Such changes:

(i)	clarifies that, the definition of business, an acquired group of activities and assets, shall include at least a good and a substantial process that together shall contribute significantly to the capacity of developing products;

(ii)	removes the evaluation of whether market players can replace the lack of processes or goods and continue with the production of products;

(iii)	add explanatory guidelines and examples to help entities evaluate whether a substantial process has been acquired;

(iv)	restrict definitions of a business or product by focusing on goods and services granted to clients and remove the reference to the capacity of reducing costs, and

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(v)	add an optional concentration trial that enables a simplified evaluation of whether a set of activities and acquired businesses are not a business.

Entities need to apply changes in transactions which acquisitions date as from the beginning of the first annual period over which it has been informed as of January 1, 2020.

The Group does not see any initial effect unless a combination of businesses is made effective.

(e)	Definition of significant or relatively significant Changes to IAS 1 and IAS 8

On October 31, 2018, IASB released these changes with the purpose of improving the understanding of the definition of significant or relatively significant, coordinating the drawing up of the definition in IFRS and the Conceptual Framework to avoid any misunderstanding whatsoever that may stem from the different definitions, in that sense, IASB has added support requirements in IAS 1 in the definition to add importance and clarity in its application. Additionally, said board provides existing guides regarding the definition of significant and relatively significant in a single place together with the definition.

This change affects mainly section 7 of IAS 1, section 5 of IAS 8 and removes section 6 of IAS 8. Such change is applicable in a prospective manner to annual periods as from January 1, 2020.

The Group considers that such changes have no significant effect in its financial statements.

(f)	Amendment to the Conceptual Framework

IASB has issued a new Conceptual Framework. Said change will not imply any changes in the accounting standards in force. However, entities that utilize the Conceptual Framework to define accounting policies for those transactions, events or situations that are not included in the accounting standards in force, apply a new Conceptual Framework as from January 1, 2020, thus evaluating whether their accounting policies are still the most suitable ones.

The Group considers that such changes have no significant effect in its financial statements.

(g)	Change in the Reference Interest rate (IBOR) – Changes to IFRS 9

On September 26, 2019, IASB released a change that requires additional disclosures regarding the uncertainty resulting from the reform in the reference interest rate. Such release accounts for the first reaction to potential effects that IBOR reform may produce in financial statements and modifies specific cash flow coverage accounting requirements assuming that the reference interest rate is not modified as a result of such reform. These changes have become effective as from January 1, 2020 with retroactive effect.

The Group considers that such changes have no significant effect in its financial statements.

(h)	Absorption of Negative Non-Allocated Income

In accordance with the provisions of Title IV, Chapter III, Section 3, Subsection b) of the Regulations of the Argentine Securities Commission (Restated Text 2013), the Company has made use of the option to absorb the accumulated negative results that were generated as a consequence of the inflation adjustment by application of the IAS 29, subject to the ratification of the AGM.

Based on the foregoing, and in accordance with the order of absorption of accumulated losses as established in such regulations, Grupo Supervielle’s Net Worth as of January 1, 2020 (transition date) is composed as follows:

01/01/2020
Miles of $
Capital stock	456,722
Capital Adjustment	2,968,586
Issue Premium	28,858,170
Other comprehensive income	117,647
Total shareholders´ equity	32,401,125

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The following sets forth changes that have not become in force as of December 31, 2020:

(a)	Sale or contribution of assets between an investor and its associate or joint Venture – changes in IFRS 10 and IAS 28.

IASB carried out changes specifically on IFRS 10 “Consolidated Financial Entities” and IAS 28 “Investments in associates and joint ventures”. Such changes clarify the accounting of sales or contribution of assets between the investor and its associates and joint ventures and confirm that the accounting treatment depends on whether non-monetary assets sold or contributed to the associate or joint venture account for a “business” (as defined in IFRS 3).

When non-monetary assets account for a business, the investor will recognize earnings or losses of the sale or contribution of assets. If assets do not account for a business, earnings or losses are recognized by the investor only up to the amount recognized by the investor in the associate or joint venture. These changes are applied with retroactive effect.

IASB has decided to delay the application date for this modification until the research project over the interest method is concluded.

The Group is evaluating the impact of the application of this new standard.

(b)	IFRS 17 “Insurance contracts”

On May  18, 2017, IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the fiscal years beginning as from November 1, 2023.

The Group is evaluating the impact of the application of this new standard.

c)	Changes in IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Reference interest rate reform (IBOR)

With the purpose of working out issues resulting from the implementation of the reference interest rate reform (IBOR), on August 27, the IASB released changes in standards. The most important changes are related to the accounting of financial instruments at amortized cost. Such changes require that financial entities update contractual cash flows resulting from the reference interest rate reform through the modification of the effective interest rate pursuant to paragraph B5.4.5 of IFRS 9. Therefore, no impact on income is recorded as a result of such modification. Said change shall be applied only when necessary as a direct consequence of the application of the reference interest rate reform (IBOR). IFRS 16 was also modified; thus, requiring lessees to utilize the same modification when accounting changes in leasing payments to be produced as a result of the reference interest rate reform (IBOR). Such changes will become effective as from January 1, 2021.

The Group is assessing the impact of said new standard.

1.3 Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)	a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;

(b)	the temporal value of money; and

(c)	the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

•      If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.

•      If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.

•      If the financial instrument contains credit impairment, it is moved to “Stage 3”.

•      For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.

•      A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.

•      Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

Changes in the credit quality since initial recognition

Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
ECL over the next 12 months	Lifetime ECL

The following describes the Group´s judgements and assumptions for ECL measurement:

1.3.1. Significant increase in credit risk

The Group considers that a financial asset has experienced a significant credit risk increase when one or more than the following qualitative and quantitative criteria have been observed:

Personal and Business Banking

•	Portfolios between 31 and 90 days past due

•	The credit origination score has deteriorated by more than 30% with respect to the current performance score

•	Score of behavior less than cut off [1]

•	Loans and credit cards refinanced under Decree No. 260/2020 Coronavirus (COVID-19) that were impaired at the time of refinancing. Or, loans that were not impaired at the time of refinancing, but deferred more than 5 installments.

•	Entrepreneurs portfolio affected by the Sectorial Analysis (explained below).

Corporate Banking

•	Portfolios between 31 and 90 days past due

•	Maximum Argentine Central Bank a situation equal to 2

•	Credit Ratings C (Probability of default higher than 30%)

•	Its rating deteriorated by more than two notes from its credit approval rating.

•	Entrepreneurs portfolio affected by the Sectorial Analysis (explained below).

1

Renta Higher income : Segment plan sueldo (payrroll customers) >=400, Segment Open Market >=700 y Segment Senior Citizens >=610

Rest: Segment plan sueldo (payrroll customers) >=500, Segment Open Market >=700 y Segmento Senior Citizens >=610

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Consumer Finance

•	Portfolios between 31 and 90 days past due.

•	Entrepreneurs portfolio affected by the Sectorial Analysis (explained below).

Sectoral Analysis – Covid-19 Risk

In virtue of the fact that internal impairment models do not reflect properly Covid-19 impact on the local and global economic situation (See Note 22) as historical information is utilized, a sectoral analysis has been included as additional definition of the significant risk increase.

In such analysis, companies’ default risk is evaluated according to the type of industry and the impact such companies have suffered in face of the current economic situation, while taking into account their features, seasonal nature, etc.

Finally, the different industries are classified into four types of risk. They are:

•	Low risk

•	Medium risk

•	High risk

•	Very high risk

This additional definition of a significant increase in credit risk has been applied for the SME and E&P segments, for the very high and high risk activities (only for the Single Firm portfolio):

Very high risk	High risk
Construction	Machinery & equipment
Tourism & Gastronomy	Iron and steel industry
Real estate	Home appliances
Entertainmet	Sports
Passenger transport	Textile
Professional services

1.3.2. Individual and collective evaluation basis

Expected losses are estimated both in a collective and individual manner.

The Group´s individual estimation is aimed at calculating expected losses for significantly impaired risks. In these cases, the amount of credit losses is calculated as the difference between expected cash flows discounted at the effective interest rate of the operation and the value in the books of the instrument.

For collective estimation of expected credit losses, instruments are distributed in groups of assets depending on credit risk features. Exposures within each group are segmented in accordance with the similar features of the credit risk, including the debtor´s payment capacity pursuant to contractual conditions. These risk features need to play a key role in the estimation of future flows of each group. Credit risk features may consider the following factors, among others:

Entity	Parameter	Segment
Personal and Businesses Banking	Probability of Default (DP)	Personal loans (1)
Credit cards (1)
Mortgage loans
Refinancing
Other financings
	Loss Given Default (LGD)	Personal loans
Credit cards
Overdrafts
Mortgage loans
Refinancing
Other financings

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Entity	Parameter	Segment
Corporate Banking	Probability of Default (DP) (2)	Small Companies
Medium Companies
Big Companies
Financial Sector
	Loss Given Default (LGD)	Secured loans
Unsecured loans

Consumer Finance	Probability of Default (DP)	Credit cards loans
Refinancing
Cash loans
Cash consumptions and directed loans
CCF Automobile Loans
Tarjeta Automatica Personal loans
	Loss Given Default (LGD)	Credit Cards
Personal loans
Refinancing
CCF Automobile Loans

(1)	For credit cards and personal loans, the Group includes an additional layer of analysis: senior citizens, high income, open market, high income payroll, non- high income open market, non-high income payroll, Personal and Business, former senior cityzens and former payroll

(2)	Probability of default within Corporate Banking is calculated by grouping clients based on the client size for Stage 1 facilities. For Stage 2 and Stage 3, Probability of default is calculated including all segments of Corporate Banking due to the lack of materiality to form a larger group.

The credit risk characteristics used to group the instruments are, among others: type of instrument, debtor's sector of activity, geographical area of activity, type of guarantee, aging of past due balances and any other factor relevant to estimating the future cash flows.

Grouping of financial instruments is monitored and reviewed on a regular basis by the Credit Risk and Stress Test Area.

1.3.3 Definition of default and impaired credit

The Group considers that a financial instrument is in default when such instrument entails one or more of the following criteria:

Personal and Businesses Banking

•	Financial instruments delinquent after 90 days in contractual payments.

Corporate Banking

•	Financial instruments delinquent more than 90 days in past due.

•	Financial instruments with B.C.R.A. situation greater than or equal to 3.

•	Rating C or D.

Consumer Finance

•	Financial instrument more than 90 days past due.

These criteria are applied in a consistent manner to all financial instruments and are aligned with the internal definition of defaultused for the administration of credit risk. Likewise, such definition is consistently applied to define PD (“Probability of Default”), Exposure at Default (“EAD”) and Loss Given Default ( “LGD”).

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.3.4. Measurement of Expected Credit Loss – Explanation of inputs, assumptions and calculation techniques

ECL is measured on a 12-month or lifetime basis, depending on whether a significant increase in credit risk has been recorded since initial recognition or whether an asset is considered to be credit-impaired. ECL are the discounted product of the Probability of Default (“PD”), Exposure at default (“EAD”) and Loss Given Default (“LGD”), defined as follows::

•	The PD represents the likelihood of a borrower defaulting on its financial obligation (pursuant to the “Definition of default and credit impaired” set forth in Note 1.3.3), either over the next 12 months or over the remaining lifetime (lifetime PD) of the obligation.

•	EAD is based on the amounts the Group expects to be owed at the time of default, over the next 12 months (12 months EAD) or the remaining lifetime (lifetime EAD). For example, for a revolving commitment, the Group includes the current drawn balance plus any further amount that is expected to be drawn up to the current contractual limit by the time of default, should it occur.

•	LGD represents the Group´s expectation of the extent of loss on a defaulted exposure. LGD varies by type of counterparty, seniority of claim, availability of collateral or other type of credit support. LGD is expressed as a percentage per unit of exposure at the time of default LGD is calculated on a 12-month or lifetime basis, where 12 month LGD is the percentage of loss expected to be made if the default occurs in the next 12 months and lifetime LGD is the percentage of loss expected to be made if the default occurs over the remaining expected lifetime of the loan.

ECL is determined by projecting PD, LGD and EAD for each future month and each individual exposure or collective segment. These three components are multiplied and adjusted for the likelihood of survival (that is, the exposure has not been prepaid or defaulted in an earlier month). This effectively calculates an ECL for each future month, which is then discounted back to the reporting date and summed. The discount rate used inthe ECL calculation is the original effective interest rate or an approximation thereof.

The Entity based its calculation of the ECL parameters on internal modelsthat were adapted in order to be compliant with IFRS 9.

The Group includes prospective economic information in its definition of DP, EAD and LGD over 12 months or Lifetime. See Note 1.3.5 for the explanation of prospective information and its consideration in the calculation of ECL.

1.3.5 Forward-looking information considered in expected credit loss models

The evaluation of significant credit increases and the calculation of ECL include prospective information. The Group carried out a historical analysis and identifies key economic variable that affect the credit risk and expected credit losses for each portfolio.

Forecasts of these economic variable (“base economic scenario”) are provided on a six-month basis by the Research team of the Group and offer a better estimated outlook of the economy for the next 12 months. The impact of such economic variables on DP and LGD resulted from the statistic regression analysis to understand the impact the changes in these variables has had historically on default rates and LGD components.

In addition to the base economic scenario, the Research team of the Group also provides two potential scenarios together with scenario analysis. The number of other scenarios is defined in accordance with the analysis of the main products to ensure the lineal effect between the future economic scenario and related expected credit losses. The number of scenarios and its features are re-evaluated on a six-month basis, except a situation occurs in the macroeconomic framework that justifies a greater regularity.

As of January 1, 2020 and as of December 31, 2020, as for its portfolios, the Group concluded that three scenarios have properly captured non-lineal items. Scenario analysis are defined by means of a combination of statistic and know-how judgement analysis, taking into account the range of potential results of which each scenario is representative. The evaluation of credit risk significant increases is carried out by means of the utilization of DP lifetime in the base scenario and other scenarios, multiplied by the related analysis of each scenario, together with qualitative and quantitative and backstop indicators (See Note 1.3.1). The aforementioned is defined if the financial instrument is in Stage 1, Stage 2 or Stage 3 and, therefore, whether to register a 12-month ECL or Lifetime. As with any economic forecast, projections and probabilities of occurrence are subject to a high degree of inherent uncertainty, and therefore actual results may be significantly different than projected. The Group considers that these forecasts account for its best calculation of potential results and has analyzed the non-lineal and asymmetric impacts within the different portfolios of the Group to establish that chosen scenarios are representative of the range of potential scenarios.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The most significant assumptions utilized to calculate ECL as of December 31, 2020 are as follows:

Parameter	Industry / Segment	Segment	Macroeconomic variable	Optimistic scenario	Base scenario	Pessimistic scenario
Default probability	Personal and Businesses Banking	Open Market	Inflation Rate	41.34%	46.79%	52.43%
			Private Sector Wage	55.74%	50.68%	45.61%
		Income Payroll	Quantity of Private Sector Employment	5928.02	5924.43	5920.84
			Private Sector Wage	10.19%	2.65%	-4.48%
		Senior Citizens	Inflation Rate	41.34%	46.79%	52.43%
			Monthly Economic Activity Estimator	139.56	138.00	136.45
	Corporate banking	All	Interest Rate	(3.78)%	(4.63)%	(5.53)%
			Monthly Economic Activity Estimator	139.56	138.00	136.45
	Consumer finance	CCF	Private Sector Wage	55.74%	50.68%	45.61%
			Monthly Economic Activity Estimator	139.56	138.00	136.45
		CCF Automobile secured	Private Sector Wage	55.74%	50.68%	45.61%
			Inflation Rate	41.34%	46.79%	52.43%

Parameter	Industry / Segment	Segment	Macroeconomic variable	Optimistic scenario	Base scenario	Pessimistic scenario
Loss Given Default	Supervielle Bank	All	Private Sector Wage	55.74%	50.68%	45.61%
	Consumer Finance	CCF	Private Sector Wage	55.74%	50.68%	45.61%
		CCF Automobile secured	Private Sector Loans	70.49%	64.09%	57.68%
			Private Sector Wage	55.74%	50.68%	45.61%

The following are estimations assigned to each scenario as of December 31, 2020:

Base scenario	80%
Optimistic scenario	10%
Pessimistic scenario	10%

Sensitivity analysis

The chart below includes changes in ECL as of December 31, 2020 that would result from reasonably potential changes in the following parameters:

December 31, 2020
Reported ECL Allowance	8,060,595
Gross carrying amount	115,212,232
Reported Loss rate	191,6%

ECL amount by scenarios
Favorable scenario	8,009,485
Unfavorable scenario	9,335,907

Loss Rate by scenarios
Favorable scenario	6,8%
Unfavorable scenario	7,9%

Coverage Ratio per Scenario
Favorable Impact	176.15%
High Impact	183.02%

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.3.6 Maximum exposure to credit risk

The chart below includes an analysis of credit risk exposure of the financial instruments for which expected credit loss provisions are recognized. The gross amount of financial assets books included in the chart accounts for the maximum credit risk exposure of such assets.

	December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Overdrafts	12,516,187	285,078	297,364	13,098,629
Documents	18,228,303	610,850	146,257	18,985,410
Mortgage loans	7,894,984	2,118,357	1,044,497	11,057,838
Pledge loans	1,227,511	312,404	352,278	1,892,193
Personal loans	19,046,519	1,452,586	624,009	21,123,114
Individuals and Business	15,535,247	1,425,146	510,209	17,470,602
Consumer finance	3,511,272	27,440	113,800	3,652,512
Credit cards	43,593,130	3,200,435	376,131	47,169,696
Individuals and Business	38,301,754	2,633,285	240,254	41,175,293
Consumer finance	5,291,376	567,150	135,877	5,994,403
Financial Lease	2,817,385	217,321	152,820	3,187,526
Others	31,936,876	3,636,401	4,502,842	40,076,119
Total	137,260,895	11,833,432	7,496,198	156,590,525

1.3.7 Collateral and other credit enhancements

Collateral is an instrument pledged as security for repayment of a loan, to be forfeited in the event of default. The Entity accepts collateral as security before a potential breach on behalf of a debtor occurs.

The Argentine Central Bank classifies these guarantees in three types: Preferred “A” (considered self-settleable), Preferred “B” (made up by mortgage or pledge loans) and remaining guarantees (mainly bank guarantees and fines).

In virtue of the administration of collateral, the Group relies on a specific area devoted to the review of the legal compliance and suitable instrumentation of received collateral. In accordance with the type of collateral, the guarantors may be people or companies (in the case of mortgages, pledges, fines, guarantees and liquid funds) and international top level Financial Entities (for credit letters stand by).

The Group monitors collateral held for financial assets considered to be credit-impaired as it becomes more likely that the Group will take possession of collateral to mitigate potential credit losses.

Credit Impaired loans	Gross exposure	Allowances for loans losses	Book value	Fair value of collateral
Overdrafts	302,868	152,155	111,620	81,482
Financial Lease	152,820	98,234	131,345	102,255
Documents	146,257	138,617	1,065	631
Mortgage loans	1,044,497	249,563	534,799	480,309
Personal loans	624,009	1,178,476	-	-
Pledge loans	352,278	132,263	136,698	107,785
Credit cards	389,148	277,243	1,609	1,319
Other	4,484,321	2,684,430	2,119,714	1,450,733
Total	7,496,198	4,910,981	3,036,850	2,224,514

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.3.8 Allowances for loan loss

Allowances for loan losses recognized in the year is affected by a range of factors as follows:

•	Transfers between Stage 1 and Stage 2 or 3 given financial instruments experience significant increases (or decreases) in credit risk or are impaired over the period, and the resulting “increase” between ECL at 12 months and Lifetime;

•	Additional assignments for new financial instruments recognized during the period, as well as write-offs for withdrawn financial instruments;

•	Impact on the calculation of ECL of changes in DP, EAD and LGD during the period, resulting from the regular updating of model inputs;

•	Impact on the measurement of ECL as a result of changes in models and assumptions;

•	Impact resulting from time elapsing as a consequence of the current value updating;

•	Conversion to local currency for foreign-currency-denominated assets and other movements; and

•	Financial assets withdrawn during the year and application of provisions related to assets withdrawn from the balance sheet during the year.

The following charts explain changes in the provision for credit risk between the beginning and end of the year due to the following factors:

	Allowance
	Stage 1	Stage 2	Stage 3	Total
Allowances for loan losses as of 12/31/2019	1,541,949	797,359	5,643,380	7,982,688
Transfers:
From Stage 1 to Etapa 2	(68,055)	770,070	-	702,015
From Stage 1 to Etapa 3	(18,333)	-	2,348,073	2,329,740
From Stage 2 to Etapa 3	-	(183,807)	718,285	534,478
From Stage 2 to Etapa 1	7,004	(69,795)	-	(62,791)
From Stage 3 to Etapa 2	-	7,235	(36,953)	(29,718)
From Stage 3 to Etapa 1	(530)	-	(43,553)	(44,083)
Net changes	1,101,355	2,039,699	2,439,691	5,580,745
Withdrawn financial assets	(766,473)	(1,631,758)	(6,257,178)	(8,655,409)
Direct charge	(627,389)	(93,531)	(36,430)	(757,350)
Exchange Differences and Others	79,458	25,784	135,666	240,908
Allowances for loan losses as of 12/31/2020	1,248,986	1,661,256	4,910,981	7,821,223

*Cordial Compañía Financiera S.A.´s balances of provisions are held under minimum provisions Standards pursuant to Communication “A” 6990 issued by the Argentine Central Bank.

	Assets Before Allowances
	Stage 1	Stage 2	Stage 3	Total
Assets Before Allowances as of 12/31/2019	113,892,858	6,341,521	8,776,882	129,011,261
Transfers:
From Stage 1 to Etapa 2	(3,209,085)	3,209,085	-	-
From Stage 1 to Etapa 3	(1,558,494)	-	1,558,494	-
From Stage 2 to Etapa 3	-	(853,320)	853,320	-
From Stage 2 to Etapa 1	755,663	(755,663)	-	-
From Stage 3 to Etapa 2	-	41,113	(41,113)	-
From Stage 3 to Etapa 1	73,945	-	(73,945)	-
Net changes	(15,583,223)	2,395,478	(1,091,109)	(14,278,854)
Withdrawn financial assets	(438,285)	(795,448)	(3,028,143)	(4,261,876)
Direct charge	(460,839)	(68,702)	(26,759)	(556,300)
Exchange Differences and Others	2,979,031	334,375	568,571	3,881,977
Assets Before Allowances as of 12/31/2020	96,451,571	9,848,439	7,496,198	113,796,208

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Assets Before Allowances
	Stage 1	Stage 2	Stage 3	Total as of December 31, 2020
Promissory notes	18,228,303	610,850	146,257	18,985,410
Unsecured corporate loans	12,407,922	793,555	2,359,458	15,560,935
Overdrafts	2,034,612	159,552	302,868	2,497,032
Mortgage loans	7,894,984	2,118,357	1,044,497	11,057,838
Automobile and other secured loans	1,227,511	312,404	352,278	1,892,193
Personal loans	19,046,519	1,452,586	624,009	21,123,114
Credit card loans	17,420,091	1,839,515	389,148	19,648,754
Foreign Trade Loans	9,558,036	1,585,023	1,901,861	13,044,920
Other financings	3,270,182	725,488	163,301	4,158,971
Other receivables from financial transactions	2,546,026	33,788	59,701	2,639,515
Receivables from financial leases	2,817,385	217,321	152,820	3,187,526
Subtotal	96,451,571	9,848,439	7,496,198	113,796,208
Allowances for loan losses	(1,248,986)	(1,661,256)	(4,910,981)	(7,821,223)
Total	95,202,585	8,187,183	2,585,217	105,974,985

1.3.9 Write-off policy

The Group writes off, in whole or in part, when it has exhausted all practical recovery efforts and has concluded there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include: (i) ceasing enforcement activity and (ii) where the Group´s recovery method is foreclosing on collateral and the value of the collateral is such that there is no reasonable expectation of recovering in full.

The Group may write-off financial assets that are still subject to enforcement activity, The outstanding contractual amounts of such assets written off during the year ended on December 31, 2020 and 2019 amount to 7,198,080 and 5,240,360 respectively. The Group still seeks to recover amounts it is legally owed in full, but which have been partially written off due to no reasonable expectation of recovery.

	12.31.2020	12.31.2019
Balance at the beginning of the year	5,240,360	3,614,921
Additions	5,788,119	6,113,008
Disposals	(1,229,014)	(1,666,458)
Cash colletion	(550,119)	(631,103)
Portfolio sales	(77,117)	(61,979)
Condonation	(601,778)	(973,376)
Exchange differences and other movements	(2,601,385)	(2,821,111)
Gross carrying amount	7,198,080	5,240,360

1.4 Critical accounting policies and estimates

The preparation of financial statements in accordance with the accounting framework established by the Argentine Central Bank requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the accounting standards established by the Argentine Central Bank to establish the Group's accounting policies.

The Group has identified the following areas that involve a higher degree of judgment or complexity, or areas in which the assumptions and estimates are significant for the consolidated financial statements that are essential for understanding the underlying accounting / financial reporting risks:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

a)            Fair value of derivatives and other financial instruments

The fair value of financial instruments that do not list in active markets are measured through the use of valuation techniques. Such techniques are validated and regularly reviewed by qualified independent personnel of the area that developed such techniques. All models are evaluated and adjusted before being use in order to make sure that results express current information and comparative market prices. As long as possible, models use only observable information; however, factors such as credit risk (own or counterparty), volatilities and correlations require the use of estimates. Changes in assumptions regarding such factors may impact on the fair value reported for financial instruments.

b)            Allowances for loan losses and advances.

As of January 1, 2020, the Group adopted retroactively to January 1, 2019, with the scope mentioned in Note 1.2.4. (a), section 5.5. of IFRS 9 referring to the impairment of financial assets. In this sense, the Group evaluates the expected credit losses (ECL) on a prospective basis of the credit risk associated with the financial assets measured at amortized cost, to the debt instruments measured at fair value with changes in other comprehensive income, to accounts receivable for leases, as well as commitments and guarantees granted not measured at fair value, with the exception of debt instruments of the Non-Financial Public Sector that are temporarily excluded from the provisions for impairment of financial assets, contained in section 5.5 of IFRS 9, as well as the provisions of Cordial Compañía Financiera S.A. as provided in Communication “A” 6990 of the B.C.R.A.

The measurement of expected credit losses is an area that requires the use of complex models and significant assumptions about future economic conditions and credit behavior (for example, the probability that the customer will go into default and that losses will result for the Group). The explanation of the inputs, assumptions and estimation techniques used to measure the ECL is presented in more detail in Note 1.3, including the key sensitivities of the ECL to changes in these elements.

It should be noted that, in the application of accounting requirements to measure ECL, significant judgments are necessary, such as:

(i)  Determination of the criterion of significant increase in credit risk

(ii)  Choice of appropriate models and assumptions for the measurement of ECL

(iii) Establishment of the number and relative weight of the prospective scenarios for each portfolio segment and the associated ECL, and

(iv)  Establishment of groups of similar financial assets for the purpose of measuring ECL.

c)            Impairment of Non-Financial Assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a straight-line method. The Group reviews the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgment in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has defined that there was no evidence of impairment for any period included in the consolidated Financial Statements. Given the aforementioned, no recoverable value has been calculated.

The evaluation process for potential impairment of an asset of indefinite useful life is subject to and require a significant judgment in many points over the course of the analysis, including the identification of its cash-generating unit, the identification and allocation of assets and liabilities to a cash-generating unit and the definition of their recoverable value. The recoverable value is compared with the carrying value in order to define the non-recoverable portion of such value. When calculating the recoverable value of the cash-generating unit in virtue of the assessment of annual or regular impairment, the Group use estimates and significant judgments on future cash flows of the cash-generating unit. Its cash flow forecasts are based on assumptions that account for the best use of its cash-generating unit.

Although the Group believes that assumptions and forecasts used are suitable in virtue of the information available for the administration, changes in assumptions or circumstances may require changes in the assessment. Negative changes in assumptions utilized in an impairment tests of indefinite useful life intangible assets may result in the reduction or removal of the excess of fair value over the book value, which would result in the potential recognition of the impairment.

The Group decided that it would not be necessary to recognize an impairment loss in indefinite useful life intangible assets under such conditions.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

d)     Income tax and deferred tax

A significant judgment is required to determine liabilities and assets from current and deferred taxes. The current tax is measured at the amount expected to be paid to the taxation authority using the tax rates that have been enacted or substantially enacted by the end of the reporting period. The deferred tax is measured over temporary differences between tax basis of assets and liabilities and book values at the tax rates that are expected to apply when the asset is realized or the liability settled.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be used, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings. Later, it is necessary to determine whether assets from deferred tax are likely to be used and set off future taxable earnings. Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by the administration. Such plan is based on reasonable expectations.

1.5.	Changes in loans and other financing

Under certain circumstances, the Group renegotiates or changes contractual cash flows of loans granted to clients. In these cases, the Group evaluates whether the new terms are substantially different from initial terms. The Group carries out this practice while taking into account the following:

(i)       If the client is in financial difficulties, the Bank evaluates whether such change only reduces contractual cash flows to amounts expected to be paid by the borrower.

(ii)      Significant extension of the term when the borrower does not have financial difficulties.

(iii)     Significant change in the interest rate.

(iv)     Change in the currency in which the loan is denominated.

(v)      Integration of guarantees or credit improvements that significantly affect the credit risk related to the loan.

If, after the change, the loan terms are substantially different, the Group withdraws the original financial instrument and recognizes a new asset at fair value and recalculates a new effective interest rate for such asset. Therefore, renegotiation date is considered as the initial recognition date in virtue of the calculation of impairment and the definition of a new significant increase in credit risk. However, the Group also evaluates whether the new recognized asset is considered as an impaired asset, especially when the renegotiation stemmed from the lack of payment capacity on behalf of the client. The differences in the accounting value are recognized in the results as well as losses and earnings resulting from the withdrawal of such financial asset.

If the terms of the loan after the change are not substantially different, the renegotiation or change will not produce the withdrawal of the financial asset, and the Group will recalculate the gross accounting value based on reviewed funds flow while recognizing a guarantee or loss from the change in results. The new gross accounting value is recalculated as the value discounted from the modified funds flow at the initial effective interest rate.

1.6.	Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure, or rights, to variable returns from its involment with the subsidiary, and (iii) has the ability to use its power over the subsidiary in order to affect the amount of the investor´s returns. The existence and the effect of the substantive rights, including substantive rights of potential vote, are considered when evaluating whether the Group has power over the other entity. For a right to be substantive, the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity, even when it has less voting powers than those required for the majority.

Accordingly, the protecting rights of other investors, as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The following chart provides the subsidiaries which are object to consolidation:

				Percentage of Participation
				12/31/2020			12/31/2019
Company	Condition	Legal Adress	Principal Activity	Direct	Direct and Indirect		Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.10%	99.90	% (1)	97.10%	99.90	% (1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	99.90%		5.00%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card	87.50%	99.99%		87.50%	99.99%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Asset Management and Other Services	95.00%	100.00%		95.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434. C.A.B.A., Argentina	Real State	96.80%	100.00%		96.80%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719/731. 1° Piso. Ciudad de Mendoza. Argentina	Retail Services	95.00%	100.00%		95.00%	100.00%
Supervielle Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A., Argentina	Insurance	95.00%	100.00%		95.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434. C.A.B.A., Argentina	Financial Company	100.00%	100.00%		100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A., Argentina	Financial Broker	100.00%	100.00%		100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A., Argentina	Representations	100.00%	100.00%		100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A., Argentina	Insurance Broker	95.20%	100.00%		95.00%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Fintech	100.00%	100.00%		100.00%	100.00%
Futuros del Sur S.A.	Controlled	03 de Febrero 515, Rosario, Santa Fe	Financial Broker	100.00%	100.00%		100.00%	100.00%
Easy Cambio S.A.	Controlled	Av. Colón 2535, Mar del Plata, Buenos Aires	Financial Company	100.00%	100-00%		-	-

(1)	Grupo Supervielle S,A,’s direct and indirect interest in Banco Supervielle S,A votes amounts to 99.87% as of 12/31/20 and 12/31/2019.

(2)	All the subsidiaries carry out their activities in Argentina, the local and functional currency being Argentine pesos.

Financial Statements of controlled companies are for the same period of the Group´s Financial Statements.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of income, statement of comprehensive income, statement of changes in shareholder’s equity and statement of financial position, respectively.

In accordance with the provisions of IFRS 3, the acquisition method is the one used to account for the acquisition of subsidiaries. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are measured at their fair values on the acquisition date.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basiss

(Expressed in thousands of pesos in homogeneous currency)

Goodwill is measured as the difference between the net of the amounts at the acquisition date of the identifiable assets acquired, the liabilities assumed, the consideration transferred, the amount of the non-controlling interest in the acquiree and the fair value of an interest in the acquired prior to the acquisition date.

The consideration transferred in a business combination is measured at the fair value of the assets transferred by the acquirer, of the liabilities incurred by it with the former owners of the acquiree and of the equity interests issued by the acquirer. Transaction costs are recognized as expenses in the periods in which costs have been incurred and services have been received, except for transaction costs incurred to issue equity instruments that are deducted from equity and transaction costs incurred to issue debt deducted from their book value.

1.7.	Consolidated Structured Entities

The Group has securitized certain financial instruments, mainly loans, originated by personal and pledge loans through the transfers of said instruments to financial trusts that issue multiple classes of debt securities and participation certificates.

Regarding the financial statements as of December 31, 2020 the following consolidated structured entities have been consolidated as of the date of these consolidated financial statements:

	Financial		Due of principal	Securitized	Issued Securities
Issuers	Trust	Set-up on	obligation	Amount	Type	Amount	Type	Amount
Micro Lending S.A.U.	III	06/08/2011	10/12/2016	$39,779	VDF TV A VDF B	VN$ 31,823	CP	VN$ 1,592
Micro Lending S.A.U.	IV	09/01/2011	06/29/2017	$40,652	VDF TV A VDF B	VN$ 32,522	CP	VN$ 1,626

Regarding the financial statements as of December 31, 2019 the following consolidated structured entities have been consolidated as of the date of these consolidated financial statements:

	Financial		Due of principal	Securitized	Issued Securities
Issuers	Trust	Set-up on	obligation	Amount	Type	Amount	Type	Amount
Banco	Serie 97	03/27/2018	03/27/2020	$750,000	VDF TV A	VN$ 712,500	CP	VN$ 37,500
Cordial Compañía Financiera	20	04/08/2019	01/15/2022	$600,000	VDF	VN$ 480,000	CP	VN$ 120,000
Cordial Compañía Financiera	21	06/24/2019	06/15/2022	$1,000,000	VDF	VN$ 780,000	CP	VN$ 220,000
Cordial Compañía Financiera	22	11/13/2019	01/15/2021	$571,560	VDF	VN$ 469,260	CP	VN$ 102,300
Micro Lending S.A.U.	III	06/08/2011	10/12/2016	$39,779	VDF TV A VDF B	VN$ 31,823	CP	VN$ 1,592
Micro Lending S.A.U.	IV	09/01/2011	06/29/2017	$40,652	VDF TV A VDF B	VN$ 32,522	CP	VN$ 1,626
Micro Lending S.A.U.	XVIII	12/01/2017	10/15/2022	$119,335	VDF TV A VDF TV B	VN $ 89,501	CP	VN$ 22,543

The Group controls a structured entity when it is exposed to, or holds the right to, variable returns and has the capacity to allocate returns through its power to run the activities of the entity, Structured entities are consolidated as from the date on which the control is transferred to the Group. The consolidation of such entities is ceased on the date on which such control is terminated.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

As for financial trusts, the Group has evaluated the following:

•	The purpose and design of the trust

•	Identification of relevant activities

•	Decision-making process on these activities

•	If the rights that the Group owns allow it to direct the relevant activities of the trust

•	If the Group is exposed, or is entitled to the variable results from its participation in said trust

•	If the Group has the capacity to affect said results through its power over the trust

In accordance with the aforementioned, the Group has decided that it holds control on such financial trusts and, therefore, such structured entities have been consolidated.

The following chart details the assets and liabilities of Structured Entities that have been consolidated by the Group as of December 31, 2020, 2019 and January 1 2019:

	12/31/2020	12/31/2020	12/31/2018
Assets
Loans	-	2,170,985	2,157,698
Financial assets	-	148,174	292,925
Other assets	-	397,110	264,215
Total Assets	-	2,716,269	2,714,838
Liabilities
Financial liabilities	-	1,939,295	1,870,572
Other liabilities	-	56,675	311,106
Total Liabilities	-	1,995,970	2,181,678

Transactions with non-controlling interest

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Group.

1.8.	Foreign currency translation

(a)       Functional and presentation currency

Figures included in the consolidated financial statements as per each entity of the Group are expressed in the functional currency, that is, in the currency of the main economic setting where it operates. Consolidated financial ftatements are expressed in Argentine pesos, which is the functional currency and the reporting currency of the Group.

(b)       Transactions and balances

Transactions in foreign currency are converted in the functional currency at the reference Exchange rate released by the Argentine Central Bank and those carried out in other currencies, at the repo rate in US dollars for the reference Exchange rate released by the Argentine Central Bank. Earnings and losses in foreign currency that result in the liquidation of such transactions and the conversion of monetary assets and liabilities denominated in foreign currency at closing exchange rates, are recognized in the integral income statement, under “Difference of exchange rate in gold and foreign currency”, except when such items are deferred in the shareholders’ equity for transactions classified as cash flow hedging, when applicable.

As of December 31, 2020 and 2019 the balances in US dollars were converted at the reference exchange rate determined by the Argentine Central Bank. In the case of foreign currencies other than US dollars, they have been converted to this currency using the types of passes reported by the Argentine Central Bank.

1.9.	Cash and due from banks

Cash and due from banks includes cash available, freely available deposits in local banks and correspondent banks abroad, which are liquid short-term instruments and have a maturity of less than three months from the date of origination.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Assets recorded in cash and due from Banks are recorded at amortized cost which is close to its fair value.

Cash equivalents are made up by highly liquid short-term securities with three-month or shorter initial maturities, with fair value rating.

The composition of the cash on each of the indicated dates is detailed below:

Item	12/31/2020	12/31/2019	12/31/2018
Cash and due from banks	36,674,869	35,945,321	70,551,282
Debt securities at fair value through profit or loss	1,868,604	773,959	26,458,010
Money Market Funds	923,053	1,390,187	1,372,931
Cash and cash equivalents	39,466,526	38,109,467	98,382,223

For their part, the reconciliations between the balances of those items considered cash equivalents in the Statement of Cash Flow and those reported in the Statement of Financial Position as of the indicated dates are set out below:

Items	12/31/2020	12/31/2019	12/31/2018
Cash and due from Banks
As per Statement of Financial Position	36,674,869	35,945,321	70,551,282
As per the Statement of Cash Flows	36,674,869	35,945,321	70,551,282
Debt securities at fair value through profit or loss
As per Statement of Financial Position	9,871,903	773,959	31,439,537
Securities not considered as cash equivalents	(8,003,299)	-	(4,981,527)
As per the Statement of Cash Flows	1,868,604	773,959	26,458,010
Money Market Funds
As per Statement of Financial Position – Other financial assets	4,284,340	2,875,979	4,347,282
Other financial assets not considered as cash	(3,361,287)	(1,485,792)	(2,974,351)
As per the Statement of Cash Flow	923,053	1,390,187	1,372,931

Reconciliation of financing activities at December 31, 202 and 2019 is as follows:

	Balances at	Cash Flows		Other non-cash	Balances at
Items	12/31/2019	Cobros	Pagos	movements	12/31/2020
Unsubordinated Debt securities	8,286,163	2,653,805	(6,785,701)	72,481	4,226,748
Subordinated Debt securities	2,886,028	-	(1,774,264)	28,705	1,140,469
Financing received from the Argentine Central Bank and other financial institutions	12,276,610	14,873,400	(21,298,598)	-	5,851,412
Lease Liabilities	-	-	(1,366,164)	2,547,862	1,181,698
Total	23,448,801	17,527,205	(31,224,727)	2,649,048	12,400,327

1.10.	Associated

Associates are entities over which the Group has significant influence (directly or indirectly), but not control, generally accompanying a stake of between 20 and 50 percent of the voting rights. Investments in associates are accounted for using the equity method, and are initially recognized at cost. The book value of the associates includes the goodwill identified in the acquisition less accumulated impairment losses, if applicable. Dividends received from associated entities reduce the book value of the investment in them. Other changes subsequent to the acquisition in the Group's participation in the net assets of an associate are recognized as follows: (i) the Group's participation in the gains or losses of associates is recorded in the income statement as profit or loss. by associates and joint ventures and (ii) the Group's share in other comprehensive income is recognized in the statement of other comprehensive income and is presented separately. However, when the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group will cease to recognize its share of additional losses, unless it has incurred obligations or made payments on behalf of the associate.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's participation in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

1.11.	Segment Reporting

An operating segment is defined as a component of an entity or a Group that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), and whose financial information is evaluated on a regular basis by the chief operating decision maker.

Operating segments are reported in a manner consistent with the internal reporting provided to:

(i)             Key personnel of the senior management who account for the main authority in operating decision-making processes and is responsible for allocating resources and assessing the performance of operating segments; and

(ii)            The Board, who is in charge of making strategic decisions of the Group.

1.12.	Financial Instruments

Initial Recognition and measurement

Financial assets and financial liabilities are recognized when the entity becomes a party to the contractual provisions of the instrument. Purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset.

At initial recognition, the Group measures a financial asset or liability at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset or financial liability, such as fees and commissions. Transaction costs of financial assets and financial liabilities carried at fair value through profit or loss are expensed in profit or loss. Immediately after initial recognition, an expected credit loss allowance (ECL) is recognized for financial assets measured at amortized cost and investments in debt instruments measured at fair value through other comprehensive income, as described in note 1.12, which results in an impariment loss being recognized in profit or loss when an asset is newly originated.

When the fair value of financial assets and liabilities differs from the transaction price on initial recognition, the Group recognizes the difference as follows:

-	When the fair value is evidenced by a quoted price in an active market for an identical asset or liability or based on a valuation technique that only uses data from observable markets, the difference is recognized as a gain or loss.

In all other cases, the difference is deferred and the timing of recognition of deferred day one profit or loss is determined individually. It is either amortized over the life of the instrument until its fair value can be determined using market observable inputs, or realized through settlement.

Financial Assets

a – Debt Instruments

Debt instruments are those instruments that meet the definition of a financial liability from the issuer’s perspective, such as loans, government and corporate bonds and, accounts receivables purchased from clients in non-recourse factoring transactions.

Classification

Pursuant to IFRS 9, the Entity classifies financial assets depending on whether these are subsequently measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss, on the basis of:

a)	the Group’s business model for managing financial assets, and;

b)	the cash-flows characteristics of the financial asset

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Business Model

The business model reflects how the Group manages a group of financial assets in order to generate cash flows. That is, whether the Group’s objective is solely to collect the contractual cash flows from the assets (measured at amortized cost) or is to collect both the contractual cash flows and cash flows arising from the sale of assets (measured at fair value through other comprehensive income). If neither of these is applicable, then the financial assets are classified as part of other business model and measured at fair value through profit or loss.

The business model of the Group does not depend on the management’s intentions for an individual instrument. Consequently, such business model is not assessed instrument by instrument, but at a higher aggregated level.

The Group reclassifies an instrument when and only when its business model for managing those assets has changed.

Therefore, this business model is not evaluated instrument by instrument, but at a higher level of aggregated portfolios and is based on observable factors such as:

-	How the business model’s return is evaluated and how financial assets held in that business model are evaluated and reported to the Group’s key personnel.

-	The risks affecting the business model’s return (and financial assets held in that business model) and, particularly, the way these risks are managed.

-	How the Group’s key personnel is compensated (for instance, if salaries are based on the fair value of the assets managed or on contractual cash flows collected)

-	The expected frequency, the value, moment and reasons of sales are also important aspects.

The evaluation of the business model is based on reasonably expected scenarios, irrespective of worst-case or stress case scenarios. If after the initial recognition cash flows are realized in a different manner from the original expectations, the Group will not change the classification of the remaining financial assets held in that business model, but it will consider such information for evaluating recent purchases or originations. An instrument’s reclassification is only made when, and only when, an entity changes its business model for managing financial assets.

Contractual Cash Flow Characteristics

Where the business model is to hold assets to collect contractual cash flows or to collect contractual cash flows and sell, the Group assesses whether the financial instruments’ cash flows represent solely payments of principal and interest. Where the contractual terms introduce exposure to risk or volatility that are inconsistent with a basic lending arrangement, the related financial asset shall be classified and measured at fair value through profit or loss.

Based on the aforementioned, there are three different categories of Financial Assets:

i)            Financial assets at amortized cost.

Financial assets shall be measured at amortized cost if both of the following conditions are met:

(a)	the financial asset is held for collection of contractual cash flows, and

(b)	the assets’s cash flows represent solely payments of principal and interest.

The amortized cost is the amount at which it is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

ii)            Financial assets at fair value through other comprehensive income:

Financial assets shall be measured at fair value through other comprehensive income when:

(a)	the financial asset is held for collection of contractual cash flows and for selling financial assets and

(b)	the asset’s cash flows represent solely payments of principal and interest.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

These instruments shall be initially recognized at fair value plus or minus transaction costs that are incremental and directly attributable to the acquisition or issue of the instrument, and subsequently measured at fair value through other comprehensive income. Gains and losses arising out of changes in fair value shall be included in other comprehensive income within a separate component of equity. Impairment gains or losses or reversal, interest revenue and foreign exchange gains and losses on the instrument’s amortized cost shall be recognized in profit or loss. At the time of sale or disposal, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is determined using the effective interest rate method.

iii)            Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss comprise:

-	Instruments held for trading

-	Instruments specifically designated at fair value through profit or loss

-	Instruments with contractual cash-flows that do not represent solely payments of principal and interest

These financial instruments are initially recognized at fair value and any change in fair value measurement is charged to the income statement.

The Group classifies a financial instrument as held for trading if such instrument is acquired or incurred for the main purpose of selling or repurchasing it in the short term, or it is part of a portfolio of financial instruments which are managed together and for which there is evidence of short-term profits or if it is a derivative financial instrument not designated as a hedging instrument. Derivatives and trading securities are classified as held for trading and are measured at fair value.

b – Equity Instruments

Equity instruments are instruments that do not contain a contractual obligation to pay and that evidence a residual interest in the issuer’s net assets.

Such instruments are measured at fair value through profit and loss, except where the Group’s senior management has elected, at initial recognition, to irrevocably designate an equity investment at fair value through other comprehensive income. This option is available when instruments are not held for trading. The gains or losses of these instruments are recognized in other comprehensive income and are not subsequently reclassified to profit or loss, including on disposal. Dividends that result from such instrument will be charged to income when the Group’s right to receive payments is established.

Derecognition of Financial Assets

The Group recognizes the write-off of financial assets only when any of the following conditions are met:

1.	The rights on the financial asset cash flows have expired; or

2.	The financial asset is transferred pursuant to the requirements in 3.2.4 of IFRS 9.

The Group derecognizes financial assets that have been transferred only when the following characteristics are met:

1.	The contractual rights to receive the cashflows from the assets have expired or when they have been transferred and the Group transfers substantially all the risks and rewards of ownership.

2.	The Entity retains the contractual rights to receive cash flows from assets but assumes a contractual obligation to pay those cash flows to oher entities and transfers subtantially all of the risks and rewards. These transactions result in derecognition if the Group:

a.            Has no obligation to make payments unless it collects amounts from the assets;

b.            Is prohibited from selling or pledging the financial assets;

c.            Has an obligation to remit any cash it collects from the assets without material delay.

Write Off of Financial Assets

The Group reduces the gross carrying amount of a financial asset when it has no reasonable expectations of recovering a financial asset in its entirety of a portion thereof. A write-off constitues a derecognition event.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Financial Liabilities

Classification

The Group classifies its financial liabilities as subsequently measured at amortized cost using the effective rate method, except for:

-	Financial liabilities at fair value through profit or loss.

-	Financial liabilities arising from the transfer of financial assets which did not qualify for derecognition.

-	Financial guarantee contracts and loan commitments.

Financial Liabilities valued at fair value through profit or loss: At initial recognition, the Group can designate a liability at fair value through profit or loss if it reflects more appropriately the financial information because:

-	The Group eliminates or substantially reduces an accounting mismatch in measurement or recognition inconsistency; or
-	if financial assets and financial liabilities are managed and their performances assessed on a fair value basis according to an investment strategy or a documented risk management; or

-	if a host contract contains one or more embedded derivatives and the Group has opted for designating the entire contract at fair value through profit or loss.

Financial guarantee contract: A guarantee contract is a contract which requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instrument.

Financial guarantee contracts and loan commitments are initially measured at fair value and subsequently measured at the higher of the amount of the loss allowance and the unaccrued premium at year end.

Derecognition of financial liabilities

The Entity derecognizes financial liabilities when they are extinguished; this is, when the obligation specified in the contract is discharged, cancelled or expires.

1.13.	Derivatives

Derivatives are initially recognized at their fair value on the date on which the derivative contract is entered into and are subsequently remeasured at fair value.

All derivative instruments are recognised as assets when their fair value is positive, and as liabilities when their fair value is negative. Any change in the fair value of derivative instruments is included in the income statement.

The Group has not applied hedge accounting in these consolidated financial statements.

1.14.	Repo Transactions

Reverse Repo Transactions

According to the derecognition principles set out in IFRS 9, these transactions are treated as secured loans since the risk has not been transferred to the counterparty. Loans granted in the form of reverse repo agreements are accounted for under “Repo Transactions”, classified by counterparty and also by the type of assets received as collateral. At the end of each month, accrued interest income is charged under “Repo Transactions” with its corresponding offsetting entry in “Interest Income.” The assets received and sold by the Group are derecognized at the end of the repo transaction, and an in-kind liability is recorded to reflect the obligation to deliver the security disposed of.

Repo Transactions

Loans granted in the form of repo transactions are accounted for under “Repo Transactions”, classified by counterparty and also by the type of asset pledged as collateral. In these transactions, when the recipient of the underlying asset becomes entitled to sell it or pledge it as collateral, it is reclassified to “Financial assets pledged as collateral”. At the end of each month, these assets are measured according to the category they had before they were subject to the repo transaction, and results are charged against the applicable accounts, depending on the type of asset. At the end of each month, accrued interest expense is charged under “Repo Transactions” with its corresponding offsetting entry in “Interest-Expenses”.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.15.	Leases

Operating leases

Leases where the lessor retains a substantial portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of lease incentives) are recognized in profit or loss on a straight-line basis over the term of the lease. In addition, the Group recognizes the associated costs such as amortization and expenses.

The historical cost includes expenditures that are directly attributable to the acquisition of these items and those expenses are charged to profit or loss during the lease term.

The depreciation applied to the leased underlying assets is consistent with the one applied to similar assets’ group. In turn, the Group applies IAS 36 for the application of identified losses

Finance leases

They have been recorded at the current value of the unearned amounts, calculated according to the conditions agreed in the respective contracts, based on the interest rate implicit in them.

Initial measurement

The Group uses the interest rate implicit in the lease to measure the net investment. This is defined in such a way that the initial direct costs are automatically included in the net investment of the lease.

Initial direct costs, other than those incurred by manufacturers or concessionaires, are included in the initial measurement of the net investment of the lease and reduce the amount of income recognized over the term of the lease. The interest rate implicit in the lease is defined in such a way that initial direct costs are automatically included in the net investment in the lease; there is no need to add them separately.

The difference between the gross amount receivable and the present value represents the finance income that is recognized over the term of the lease. Finance income from leases is recorded in profit or loss for the year. Impairment losses are recognized in income for the year.

1.16.	Property, plant and equipment

Property, plant and equipment is measured at historical cost less depreciation, except for land and buildings, where the Group adopted the revaluation model. The historical cost includes expenditure that is directly attributable to the acquisition or building of these items.

All other property, plant and equipment were valued at acquisition or construction cost, net of accumulated depreciation and / or accumulated impairment losses, if any, except for real estate, for which the Group adopted the revaluation method. The cost includes the expenses that are directly attributable to the acquisition or construction of these items.

Management updates the valuation of the fair value of land, buildings, facilities and machinery (classified as property, plant and equipment), taking into account independent valuations. Management determines the value of property, plant and equipment within a range of fair value estimates and considering the currency in which the market transactions are carried out. The revaluations are carried out with sufficient regularity, in order to ensure that the book value, at all times, does not differ significantly from the fair value of each asset subject to revaluation.

The subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group, and the cost of the item can be measured reliably. The carrying amount of an asset is derecognized when replaced.

Repairs and maintenance expenses are charged to profit or loss when they are incurred.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The depreciation is calculated using the straight-line method, applying annual rates sufficient to extinguish the values of assets at the end of their estimated useful lives. In those cases in which an asset includes significant components with different useful lives, such components are recognized and depreciated as separate items.

The following chart presents the useful life for each item included in property, plant and equipment:

Property, plant and equipment	Estimated useful life
Buildings	50 Years
Furniture	10 Years
Machines and equipment	5 Years
Vehicles	5 Years
Others	5 Years

The asset’s residual values and useful lives are reviewed and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

a)	Result from sale

The results for the sale of property, plant and equipment are calculated by comparing the income obtained with the book value of the respective asset. The resulting profits or losses are recorded in the consolidated statement of comprehensive income.

b)	Buildings- Revaluation and historical cost

The following table reveals the following information related to the class of assets that have been accounted for at their revalued value, as well as the book values that would have been recognized if the assets had been accounted for under a cost model:

			Revaluation Adjustment – OCI accumulated
Class	Appraiser	Revaluation date	At the Beginning of the year	Change of year	At the End of the year	Revaluation amortization	Carrying amount if it had been recorded under the Cost Model
Buildings	Tribunal de Tasaciones de la Nación CM Ingeniería en Valuaciones Serinco Reporte Inmobiliario	31/12/2019	1,812,338	818,447	2,630,785	(59,048)	1,151,442
TOTALES			1,812,338	818,447	2,630,785	(59,048)	1,151,442

			Revaluation Adjustment – OCI accumulated
Class	Appraiser	Revaluation date	At the Beginning of the year	Change of year	At the End of the year	Revaluation amortization	Carrying amount if it had been recorded under the Cost Model
Inmuebles	Tribunal de Tasaciones de la Nación CM Ingeniería en Valuaciones Serinco Reporte Inmobiliario	31/12/2019	2,056,037	(243,699)	1,812,338	(22,997)	440,578
TOTALES			2,056,037	(243,699)	1,812,338	(22,997)	440,578

The revaluation of the land and buildings owned by the entity shows a surplus of 818,447 as of December 31, 2020 and a deficit of 243,699 as of December 31, 2019, which added to its historical cost and net of depreciation of the revaluation yields a total of 3,723,179 and 2,229,919 for this asset class, as of December 31, 2020 and 2019, respectively.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

In fiscal year 2020, the sum of $ 687,598 is allocated to Other Comprehensive Income (OCI).

1.17.	Investment properties

Investment properties are composed of buildings held for obtaining a rent or for capital appreciation or both, but is never occupied by the Group.

Investment properties are measured at its fair value, and any gain or loss arising from a change in the fair value is recognized in profit or loss. Investment properties are never depreciated. The fair value is determined using sales comparison approach prepared by the Group’s management considering a report of an independent valuation expert.

Investment properties under the cost approach reflect the amount that would be required to replace the service capacity of the asset. They were valued at acquisition or construction cost, net of accumulated depreciation and / or accumulated depreciation losses. The cost includes expenses that are directly attributable to the acquisition or construction of these items.

Movements in investment properties for the year ended December 31, 2020 and 2019 were as follows:

	12/31/2020	12/31/2019
Income derived from rents (rents charged)	9,719	14,998
Direct operating expenses of properties that generated income derived from rents	(6,637)	(13,168)
Fair value remeasurement	(92,457)	-

The net result generated by the investment property as of December 31, 2020 and 2019 amounts to a loss of 89,375 and an income of 1,830 respectively, and is recognized under "Other operating income", "Administrative expenses" and "Other operating expenses". in the consolidated comprehensive income statement.

Gain and losses on disposals are determined by comparing proceeds with the carrying amount.

1.18.	Intangible Assets

(a)	Goodwill

Goodwill resulting from the acquisition of subsidiaries, associates or joint ventures account for the excess of the:

(i)	consideration transferred, valued at fair value as of acquisition date
(ii)	amount of any non-controlling interest in the acquired entity; and
(iii)	acquisition-date fair value of any previous equity interest in the acquired entity
(iv)	over the fair value of the net identifiable assets acquired.

Goodwill is included in the intangible assets item in the consolidated financial statement.

Goodwill is not subject to amortization, but it is annually tested for impairment. Impairment losses are not reverted once recorded. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Goodwill impairment is recognized when the carrying amount exceeds its recoverable amount which derives from the fair value of the cash-generating unit.

The fair value of the reporting unit is estimated using discounted cash flows techniques.

(b)	Trademarks and licenses

Trademarks and licenses acquired separately are initially valued at historical cost, while those acquired through a business combination are recognized at their estimated fair value at the acquisition date..

Intangible assets with a finite useful life are subsequently carried at cost less accumulated depreciation and / impairment losses, if any. These assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Trademarks acquired by the Group have been classified as intangible assets with an indefinite useful life. The main factors considered for this classification include the years in which they have been in service and their recognition among industry customers.

Intangible assets with an indefinite useful life are those that arise from contracts or other legal rights that can be renewed without a significant cost and for which, based on an analysis of all the relevant factors, there is no foreseeable limit of the period over which the asset is expected to generate net cash flows for the Group. These intangible assets are not amortized, but are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired, either individually or at the level of the cash generating unit. The categorization of the indefinite useful life is reviewed annually to confirm if it is still applicable.

(c)	Software

Costs associated with software maintenance are recognized as an expense when incurred. Development, acquisition and implementation costs that are directly attributable to the design and testing of the identifiable and unique software that the Group controls are recognized as assets.

The development, acquisition or implementation costs initially recognized as expenses for a period are not subsequently recognized as the cost of the intangible asset. The costs incurred in the development, acquisition or implementation of software, recognized as intangible assets, are amortized by applying the straight-line method over their estimated useful lives, in a term that does not exceed five years.

Goodwill impairment

Goodwill is assigned to the Group's cash generating units on the basis of the operating segments.

	12/31/2020	12/31/2019	12/31/2018
Supervielle Seguros S.A.	9,686	9,686	9,686
Cordial Compañía Financiera S.A.	243,971	243,971	243,971
Banco Regional de Cuyo S.A.	50,784	50,784	50,784
InvertirOnline S.A.U. / InvertirOnline.Com Argentina S.A.U.	1,846,042	1,846,042	1,846,042
Micro Lending S.A.U.	1,453,519	1,453,519	1,453,519
Futuros del Sur S.A.	5,127	5,127	-
Easy Cambio S.A.	7,292	-	-
Otros	23,516	23,516	9,817
TOTAL	3,639,937	3,632,645	3,613,819

The recoverable amount of a cash generating unit is determined on the basis of its value in use. These method uses cash flow projections based on approved financial budgets covering a period of five years.

The key assumptions are related to marginal contribution margins. These were determined on the basis of historic performances, other external sources of information and the expectations of market development.

The discount rates used are the respective average cost of capital ("WACC"), which is considered a good indicator of the cost of capital. For each cash generating unit, where the assets are assigned, a specific WACC was determined considering the industry, the country and the size of the business.

The main macroeconomic premises used are detailed below:

	Real	Forecast	Forecast	Forecast	Forecast	Forecast
	2020	2021	2022	2023	2024	2025
Inflation (end of period)	35.6%	46.8%	29.2%	19.6%	18.0%	18.0%
Inflation (average)	44.6%	41.1%	37.7%	24.3%	18.7%	18.0%
Cost of funding (average)	31.3%	40.0%	26.8%	21.5%	18.8%	18.8%
Loan’s interest rate (average)	59.4%	57.9%	54.8%	50.1%	47.6%	46.0%

Goodwill has been tested annually for impairment. No impairment adjustments have been determined over these assets as a result of the tests performed.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The sensitivity analysis for the cash-generating unit to which the Goodwill was allocated was based on a 1% increase in the weighted average cost of capital. The Group concluded that no impairment loss would need to be recognized on the Goodwill in the segment under these conditions.

1.19.	Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes the acquisition costs (net of discounts, rebates and similar), as well as other costs that have been incurred to bring the inventories to their current location and conditions to be commercialized. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of sale.

The inventories’ net realizable values are reviewed and adjusted if carrying amount is greater than its net realizable value at the end of each reporting period.

The Group establishes an allowance for obsolete inventory and low turnover rate products at the end of each year.

1.20.	Assets held for sale

The assets, or groups of assets, with some directly associated liabilities, classified as held for sale in accordance with the provisions of IFRS 5 "Non-current assets held for sale and discontinued operations" will be disclosed separately from the rest of assets and liabilities.

An asset may be classified as held for sale if its carrying amount will be recovered primarily through a sale transaction, rather than through its continued use, and a sale is considered highly probable.

To apply the above classification, an asset must meet the following conditions:

-	It must be available for immediate sale in its current conditions;
-	Management must be committed to a plan to sell the asset and have started an active program to locate a buyer and complete the plan;
the asset must be actively marketed for sale at a reasonable price, in relation to its current fair value;
-	the sale must be expected to be completed within 12 months from the reclassification date;
-	it is unlikely that the plan will be significantly changed or withdrawn.

The assets, or groups of assets, possibly with some directly associated liabilities, classified as held for sale in accordance with the provisions of IFRS 5 "Non-current assets held for sale and discontinued operations", are measured at the lower of their carrying amount and fair value less costs to sell.

The Group will not depreciate the asset while classified as held for sale.

The balances of financial instruments, deferred taxes and investment properties classified as held for sale are not subject to the valuation methods detailed above.

1.21.	Impairment of non-financial assets

Assets with an indefinite useful life are not subject to amortization but are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or, at least, on an annual basis.

Impairment losses are recognized when the carrying amount exceeds its recoverable amount. The recoverable amount of an asset is the higher of an asset’s fair value less costs of disposal and value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or group of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

1.22.	Trust Assets

Assets held by the Group in its Trustee role, are not included in the Consolidated Financial Statements. Commissions and fees earned from trust activities are included in Service fee income.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.23.	Offsetting

Financial assets and liabilities are offset and the net amount reported in the consolidated financial statement where the Group has a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously.

1.24.	Financing received from the Argentine Central Bank and other Financial Institutions

The amounts owed to other financial institutions are recorded at the time the bank disburses the proceeds to the Group. Non-derivative financial liabilities are measured at amortized cost.

1.25.	Provisions / Contingencies

A provision will be recognized when:

-	an entity has a present obligation (legal or implicit) as a result of past event;
-	it is probable that an outflow of resources embodying future economic benefits will be required to settle the obligation; and
-	the amount can be reliably estimated.

An Entity will be deemed to have an implicit obligation where (a) the Group has assumed certain responsibilities as a consequence of past practices or public policies and (b) as a result, the Group has created an expectation that it will discharge those responsibilities

The Group recognizes the following provisions:

For labor, civil and commercial lawsuits: provisions are calculated based on lawyers’ reports about the status of the proceedings and the estimate about the potential losses to be afforded by the Group, as well as on the basis of past experience in this type of claims.

For miscellaneous risks: These provisions are set up to address contingencies that may trigger obligations for the Group. In estimating the provision amounts, the Group evaluates the likelihood of occurrence taking into consideration the opinion of its legal and professional advisors.

Other contingent liabilities are: i) possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of uncertain future events not wholly within the control of the Group; or ii) present obligations that arise from past events but it is not probable that an outflow of resources will be required to its settlement; or whose amount cannot be measured with sufficient reliability.

Other contingent liabilities are not recognized. Contingent liabilities, whose possibility of any outflow in settlement is remote, are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

The Group does not account for positive contingencies, other than those arising from deferred taxes and those contingencies whose occurrence is virtually certain.

As of the date of these consolidated financial statements, the Group's management believes there are no elements leading to determine the existence of contingencies that might be materialized and have a negative impact on these consolidated financial statements other than those disclosed in Note 13.

1.26.	Other non-financial liabilities

Non-financial accounts payable are accrued when the counterparty has fulfilled its contractual obligations and are measured at amortized cost.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.27.	Employee benefits

The Group approved a long-term incentive plan for members of senior management and the Board of Directors, in which participants will be entitled to receive cash payments over time if certain performance targets are met.

In addition, provisions are made related to early retirement plans and for benefits related to career awards. The liability related to these plans and benefits is not expected to be canceled in the next 12 months. Therefore, they are measured at the present value of future cash flows expected to be made with respect to the services provided by employees until the end of the year using the unit credit method. The level of salaries, experience and severance, as well as years of service are taken into account. Expected future payments are discounted using the market rate at the end of the fiscal year corresponding to sovereign bonds with terms and currency that match the expected flows. Remeasurements as a result of experience and changes in actuarial premises are recognized in income.

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits at the earlier of the following dates: (a) when the group can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to present value.

1.28.	Debt Securities

Subordinated and unsubordinated Debt Securitiesissued by the Group are measured at amortized cost. Where the group buys back its own debt securities , such obligations will be derecognized from the Consolidated Financial Statements and the difference between the residual value of the financial liability and the amount paid will be recognized as financial income or expenses.

1.29.	Assets and liabilities derived from insurance contracts

The Group applies IFRS 4 “Insurance Contracts” in order to recognize and measure the assets and liabilities derived from insurance contracts.

Assets derived from insurance contracts

An insurance contract is a contract under which the Group (the insurer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the rest of its term, even if the insurance risk is significantly reduced during this period, unless all rights and obligations are extinguished or expired.

The insurance contracts offered by the Group include property insurance that covers combined family insurance, theft and similar risks, property damage, personal accidents, among other risks. They also include temporary life insurance contracts.

Total premiums are recognized on the date of issuance of the policy as an account receivable. At the same time, a reserve for unearned premiums representing premiums for risks that have not yet expired is recorded as a liability. Unearned premiums are recognized as income during the contract period, which is also the coverage and risk period. The book value of insurance accounts receivable is reviewed for impairment whenever events or circumstances indicate that the book value may not be recoverable. The impairment loss is recorded in the income statement.

Liabilities derived from insurance contracts

Debt with insured

The insurance claims reserves represent debts with insured people for claims reported to the company and an estimate of the claims that have already been incurred but that have not yet been reported to the company (IBNR). The reported claims are adjusted on the basis of technical reports received from independent appraisers.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Debts with reinsurers and co-insurers

The Group mitigates the risk for some of its insurance businesses through co-insurance or reinsurance contracts in other companies. In the case of co-insurance, the Group associates with another company to cover a risk assuming only a percentage of it and also the premium. In reinsurance, the risk is transferred to another insurance company both proportionally (as a percentage of the risk) and not proportionally (excess loss is covered above a certain limit). The reinsurance agreements assigned do not exempt the Group from its obligations to the insured.

Coinsurance and reinsurance liabilities represent balances owed under the same conditions and the amounts payable are estimated in a manner consistent with the contract that gave rise to them.

Debts with producers

They represent liabilities with insurance agents originated in the commissions for the insurance operations that they originate for the Group companies. The balances of the current accounts with these entities are also included.

Technical commitments

The current risk reserve regularizes the premiums to be collected based on the incurred but not reported risks.

1.30.	Capital

The accounts that make up this item are expressed in currency that has not considered the variation of the price index since February 2003, except for the item "Capital Stock", which has been kept at its nominal value.

Common shares are recognized in shareholders´ equity and carried at nominal value.

1.31.	Reserves and Dividend distribution

Pursuant to provisions set by the Argentine Corporations law, the Group and its subsidiaries, other than Banco Supervielle and Cordial Compañía Financiera, are required to appropriate 5% of the net income for the fiscal year to the legal reserve until such reserve is equal to 20% of Capital stock, plus the balance of the Capital Adjustment account.

As concerns Banco Supervielle and Cordial Compañía Financiera, according to the regulations set forth by the Argentine Central Bank, 20% of net income for the fiscal year, net of previous years’ adjustments, if any, is required to be appropriated to the legal reserve. Notwithstanding the aforementioned, in appropriating amounts to other reserves, Financial Institutions are required to comply with the provisions laid down by the Argentine Central Bank in the revised text on distribution of dividends described in Note 16.6.

The distribution of dividends to the Group’s shareholders is recognized as a liability in the consolidated financial statements for the fiscal year in which dividends are approved by the Group’s Shareholders.

1.32.	Revenue Recognition

Financial income and expense is recognized in respect of all debt instruments in accordance with the effective interest rate method, pursuant to which all gains and losses which are an integral part of the transaction effective interest rate are deferred.

The results that are included within the effective rate include expenditures or income related to the creation or acquisition of a financial asset or liability, such as compensation received for the analysis of the client's financial condition, negotiation of the terms of the instrument, the preparation and processing of the documents necessary to conclude the transaction and the compensations received for the granting of credit agreements that are expected to be used by the client. The Group records all its non-derivative financial liabilities at amortized cost, except those included in the caption "Liabilities at fair value through profit or loss", which are measured at fair value.

It should be noted that the commissions that the Group receives for the origination of syndicated loans are not part of the effective rate of the product, being these recognized in the Statement of Income at the time the service is provided, as long as the Group does not withhold part of it or this is kept in the same conditions as the rest of the participants. The commissions received by the Group for the negotiations in the transactions of a third party are not part of the effective rate either, these being recognized at the time they are perfected.

IFRS 15 establishes the principles that an entity must apply to account for income and cash flows from contracts for the sale of goods or services to its customers.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The amount to be recognized will be that which reflects the payment to which it is expected to be entitled for the services provided.

The income from the Group's services is recognized in the income statement in accordance with the fulfillment of performance obligations, thus deferring those income related to customer loyalty programs, which are provisioned based on the fair value of the point and its redemption rate, until they are exchanged by the client and can be recognized in the results of the year.

Below is a summary of the main commissions earned by the Group:

Commission	Frecuency of revenue recognition
Account maintenance	Monthly
Safe deposit boxes	Semi-annual
Issuing Bank	Event driven
Credit Card renewal	Annual
Check management	Event driven

Income from investment property rentals is recognized in the consolidated statement of comprehensive income based on the straight-line method over the term of the lease, in accordance with the provisions of note 1.15.

1.33.	Income tax

Income tax expense for the year includes current and deferred tax. Income tax is recognized in the consolidated statements of income, except for items required to be recognized directly in other comprehensive income. In this case, the income tax liability related to such items is also recognized in such statement.

Current income tax expense is calculated on the basis of the tax laws enacted or substantially enacted as of the date of the Statement of Financial Position in the countries where the Company and its subsidiaries operate and generate taxable income. The Group periodically assesses the position assumed in tax returns in connection with circumstances in which the tax regulation is subject to interpretation. The Group sets up provisions in respect of the amounts expected to be required to pay to the tax authorities.

Deferred income tax is recognized, using the deferred tax liability method, on temporary differences arising from the carrying amount of assets and liabilities and their tax base. However, the deferred tax arising from the initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction does not affect income or loss for accounting or tax purposes, is not recorded. Deferred income tax is determined using tax rates (and laws) enacted as of the date of the Financial Statements and that are expected to be applicable when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred income tax assets are recognized only to the extent future tax benefits are likely to arise against which the temporary differences can be offset.

The Group recognizes a deferred tax liability for taxable temporary differences related to investments in subsidiaries and affiliates, except that the following two conditions are met:

•	the Group controls the timing on which temporary differences will be reversed; and
•	such temporary differences are not likely to be reversed in the foreseeable future.

Deferred income tax assets and liabilities are offset when a legal right exists to offset current tax assets against current tax liabilities and to the extent such balances are related to the same tax authority of the Group or its subsidiaries, where tax balances are intended to be, and may be, settled on a net basis..

1.34.	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Group’s shareholders by the weighted average number of common shares outstanding during the year.

Diluted earnings per share are calculated by dividing the net income for the year by the weighted average number of common shares issued and dilutive potential common shares at year end. Since the Company has no dilutive potential common shares outstanding, there are no dilutive earnings per share amounts.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

2.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

With the purpose of implementing a strategic vision focused on the individual client and Small and Medium Size Companies that require and values closeness and digital service models, the Retail Banking sector turned into a new area of Individuals and Businesses Banking.

In this sense, Small and Medium Size Companies clients and the loan portfolio have been transferred from the Corporate Division to the Individuals and Businesses area. Such change became effective on Junuary 1, 2020. The comparative information as of December 31, 2019 was modified with the purpose of showing the new organization and making it comparable to information as of December 31, 2020.

As from January 1, 2020, the Bank´s clients receive the following services:

•	Individuals and Businesses Banking Segment:

-	Small companies, individuals and companies that record anual sales of up to 100,000
-	“Small and Medium Size Companies”, companies that record anual sales of over 100,000 up to 700,000

•	Corporate Baking Segment:

-	Megras that record anual sales over 700,000 up to 2,500,000
-	Big Companies. Grandes companies that record anual sales of over 2,500,000

The	Group considers the business for the type of products and services offered, identifying the following operating segments:

a-	Personal and Business Banking– Includes a wide range of financial products and services targeted to small comoanies, included in Entrepreneours & SMSs, and high income people identified with so-called Identité proposal. Likewise, the Bank offers services and products targeted to retirees and pensioneers.
b-	Corporate Banking – Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to corporate clients.
c-	Bank Treasury – This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs, Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotianle securities and develops business with the financial sector clients and whole sale non-financial sector clients.Consumer – Includes loans and other credit products targeted to middle and lower-middle income sectors and non-financial products and services.
d-	Consumer Finance– Includes loans and other credit products targeted to middle and lowed-middle income sectors and non-financial products and services.
e-	Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments
f-	Asset Management and Other Services– Includes MFs administered by the Group. Includes also assets, liabilities and results of Micro Lending S.A.U., Invertir Online.Com Argentina S.A.U. and InvertirOnline S.A.U, Easy Cambio S.A., Bolsillo Digital S.A.U and Futuros del Sur S.A.

Operating results of the different operating segments of the Group are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance analysis of each segment. The performance of such segments will be evaluated based on operating income and is measured consistently with operating income/(expenses) of the consolidated income statement.

Transaction between segments are carried out at arm´s length. Income, expenses and results from transfers between operating segments are eliminated in consolidation.

The Group does not present information by geographical segments because there are no operating segments in economic environments with risks and rewards that are significantly different.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The following chart includes information by segment as of December 31, 2020 and 2019:

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2020
Interest income	22,014,538	12,970,575	25,570,031	4,433,064	1	42,118	(380,408)	64,649,919
Interest expenses	(8,181,916)	(1,073,707)	(18,395,101)	(1,367,357)	-	(22,335)	466,280	(28,574,136)
Distribution of results by Treasury	3,409,620	(6,389,960)	2,980,340	-	-	-	-	-
Net interest income	17,242,242	5,506,908	10,155,270	3,065,707	1	19,783	85,872	36,075,783
Services Fee Income	7,464,407	672,282	59,634	2,133,202	-	1,584,304	(420,005)	11,493,824
Services Fee Expenses	(2,453,402)	(192,364)	(59,759)	(762,313)	-	(50,423)	(29,678)	(3,547,939)
Income from insurance activities	-	-	-	-	1,454,204	-	217,251	1,671,455
Net Service Fee Income	5,011,005	479,918	(125)	1,370,889	1,454,204	1,533,881	(232,432)	9,617,340
Subtotal	22,253,247	5,986,826	10,155,145	4,436,596	1,454,205	1,553,664	(146,560)	45,693,123
Net income from financial instruments at fair value through profit or loss	-	-	2,315,048	143,465	353,513	162,716	340,840	3,315,582
Income from withdrawal of assets rated at amortized cost	-	-	(11,599,109)	-	-	-	(31,774)	(11,630,883)
Exchange rate difference on gold and foreign currency	379,276	52,605	423,261	37,771	(98)	73,132	98,571	1,064,518
NIFFI And Exchange Rate Differences	379,276	52,605	(8,860,800)	181,236	353,415	235,848	407,637	(7,250,783)
Other operating income	1,592,173	1,578,797	263,311	364,549	10,498	209,585	(132,710)	3,886,203
Result from exposure to changes in the purchasing power of the currency	524,511	(1,056,358)	10,416,258	(1,083,197)	(381,065)	(253,720)	(130,595)	8,035,834
Loan loss provisions	(4,327,078)	(3,340,522)	(4,061)	(1,083,001)	-	(512)	-	(8,755,174)
Net operating income	20,422,129	3,221,348	11,969,853	2,816,183	1,437,053	1,744,865	(2,228)	41,609,203
Personnel expenses	(13,284,682)	(1,271,081)	(930,606)	(1,713,808)	(317,809)	(531,780)	(118,078)	(18,167,844)
Administration expenses	(7,431,135)	(508,923)	(462,356)	(1,463,065)	(264,086)	(452,096)	269,167	(10,312,494)
Depreciations and impairment of non-financial assets	(1,924,361)	(144,156)	(108,498)	(135,823)	(20,761)	(10,497)	(62,932)	(2,407,028)
Other operating expenses	(3,834,147)	(1,255,328)	(736,478)	(602,436)	(1,826)	(102,244)	(40,028)	(6,572,487)
Operating income	(6,052,196)	41,860	9,731,915	(1,098,949)	832,571	648,248	45,901	4,149,350
Result from associates and joint ventures	-	-	-	6,161	-	-	(6,161)	-
Result before taxes	(6,052,196)	41,860	9,731,915	(1,092,788)	832,571	648,248	39,740	4,149,350
Income tax	1,615,781	88,157	(2,598,189)	181,775	(294,523)	(254,802)	526,827	(734,974)
Net income	(4,436,415)	130,017	7,133,726	(911,013)	538,048	393,446	566,567	3,414,376
Net income for the period attributable to owners of the parent company	(4,436,415)	130,017	7,133,726	(911,013)	538,048	393,446	564,302	3,412,111
Net income for the period attributable to non-controlling interest	-	-	-	-	-	-	2,265	2,265
Other comprehensive income	145,096	76,432	315,836	-	-	-	(11,516)	525,848
Other comprehensive income attributable to owners of the parent company	145,096	76,432	315,836	-	-	-	(12,066)	525,298
Other comprehensive income attributable to non-controlling interest	-	-	-	-	-	-	550	550
Comprehensive income for the period	(4,291,319)	206,449	7,449,562	(911,013)	538,048	393,446	555,051	3,940,224
Comprehensive income attributable to owners of the parent company	(4,291,319)	206,449	7,449,562	(911,013)	538,048	393,446	552,236	3,937,409
Comprehensive income attributable to non-controlling interests	-	-	-	-	-	-	2,815	2,815

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2020
Cash and due from banks	12,345,694	533,467	23,288,860	238,350	2,176	399,895	(133,573)	36,674,869
Debt securities at fair value through profit or loss	-	-	8,827,214	1,034,836	-	9,853	-	9,871,903
Loans and other financing	52,474,975	42,240,378	5,823,214	7,387,494	592,067	49,403	(2,592,546)	105,974,985
Other Assets	8,569,275	8,324,470	59,244,268	2,889,984	1,254,830	1,079,317	16,035,035	97,397,179
Total Assets	73,389,944	51,098,315	97,183,556	11,550,664	1,849,073	1,538,468	13,308,916	249,918,936

Liabilities by segments
Deposits
Financing received from the Argentine Central Bank and others financial institutions	93,834,062	16,184,803	65,197,484	3,561,745	-	-	(136,500)	178,641,594
Unsubordinated Debt securities	15,011	-	5,794,777	2,529,652	-	47,288	(2,535,316)	5,851,412
Other liabilities	23,896	12,588	4,190,264	-	-	-	-	4,226,748
Total Liabilities	7,481,326	2,073,534	5,859,468	2,016,065	857,130	580,052	5,964,035	24,831,610
	101,354,295	18,270,925	81,041,993	8,107,462	857,130	627,340	3,292,219	213,551,364

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2019
Interest income	30,299,716	19,478,945	6,132,454	6,909,734	-	303,685	(2,140,904)	60,983,630
Interest expenses	(11,995,095)	(4,676,394)	(28,791,269)	(4,350,249)	-	(182,092)	2,463,719	(47,531,380)
Distribution of results by Treasury	5,561,129	(8,244,969)	2,683,840	-	-	-	-	-
Net interest income	23,865,750	6,557,582	(19,974,975)	2,559,485	-	121,593	322,815	13,452,250
Services Fee Income	7,153,210	1,532,939	50,267	2,715,230	-	868,490	(612,580)	11,707,556
Services Fee Expenses	(1,979,204)	(166,561)	(66,517)	(1,171,833)	-	(41,409)	370,565	(3,054,959)
Income from insurance activities	-	-	-	-	1,398,033	-	269,254	1,667,287
Net Service Fee Income	5,174,006	1,366,378	(16,250)	1,543,397	1,398,033	827,081	27,239	10,319,884
Subtotal	29,039,756	7,923,960	(19,991,225)	4,102,882	1,398,033	948,674	350,054	23,772,134
Net income from financial instruments at fair value through profit or loss	13,964	-	27,334,563	331,348	526,305	132,899	197,291	28,536,370
Exchange rate difference on gold and foreign currency	2,601,282	281,748	(3,381,094)	11,166	1,679	29,577	14,454	(441,188)
NIFFI And Exchange Rate Differences	2,615,246	281,748	23,953,469	342,514	527,984	162,476	211,745	28,095,182
Other operating income	1,660,667	857,889	466,186	571,724	10,190	212,318	(36,648)	3,742,326
Result from exposure to changes in the purchasing power of the currency	(2,143,659)	(2,532,581)	(534,910)	(1,605,792)	(974,964)	(475,643)	375,664	(7,891,885)
Loan loss provisions	(4,318,311)	(4,078,945)	31,810	(2,210,257)	-	51,352	-	(10,524,351)
Net operating income	26,853,699	2,452,071	3,925,330	1,201,071	961,243	899,177	900,815	37,193,406
Personnel expenses	(14,363,517)	(1,412,159)	(886,187)	(1,740,329)	(255,296)	(414,831)	(211,026)	(19,283,345)
Administration expenses	(7,109,858)	(464,220)	(421,634)	(1,589,636)	(359,381)	(360,971)	(4,970)	(10,310,670)
Depreciations and impairment of non-financial assets	(2,089,898)	(273,511)	(107,738)	(136,548)	(12,751)	(9,014)	(61,758)	(2,691,218)
Other operating expenses	(4,635,429)	(2,306,727)	(693,363)	(865,702)	(1,673)	(135,505)	(16,474)	(8,654,873)
Operating income	(1,345,003)	(2,004,546)	1,816,408	(3,131,144)	332,142	(21,144)	606,587	(3,746,700)
Result from associates and joint ventures	-	-	-	4,570	-	-	(4,570)	-
Result before taxes from continuing operations	(1,345,003)	(2,004,546)	1,816,408	(3,126,574)	332,142	(21,144)	602,017	(3,746,700)
Income tax	(7,382)	(9,104)	(24,573)	797,441	(301,677)	(117,296)	(587,766)	(250,357)
Net income	(1,352,385)	(2,013,650)	1,791,835	(2,329,133)	30,465	(138,440)	14,251	(3,997,057)
Net income for the period attributable to owners of the parent company	(1,352,385)	(2,013,650)	1,791,835	(2,329,133)	30,465	(138,440)	17,834	(3,993,474)
Net income for the period attributable to non-controlling interest	-	-	-	-	-	-	(3,583)	(3,583)
Other comprehensive income	1,974	1,393	3,513	-	110,772	-	2	117,654
Other comprehensive income attributable to owners of the parent company	1,974	1,393	3,513	-	110,772	-	(5)	117,647
Other comprehensive income attributable to non-controlling interest	-	-	-	-	-	-	7	7
Comprehensive income for the period	(1,350,411)	(2,012,257)	1,795,348	(2,329,133)	141,237	(138,440)	14,253	(3,879,403)
Comprehensive income attributable to owners of the parent company	(1,350,411)	(2,012,257)	1,795,348	(2,329,133)	141,237	(138,440)	17,829	(3,875,827)
Comprehensive income attributable to non-controlling interests	-	-	-	-	-	-	(3,576)	(3,576)

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2019
Cash and due from banks	10,471,379	1,392,602	22,967,633	437,209	4,608	3,295,926	(2,624,036)	35,945,321
Debt securities at fair value through profit or loss	-	-	425,174	126,287	-	222,498	-	773,959
Loans and other financing	56,949,123	52,378,783	5,070,179	7,898,463	618,048	41,858	(1,927,881)	121,028,573
Other Assets	3,216,482	1,600,424	24,599,171	3,692,214	1,485,761	733,256	10,352,871	45,680,179
Total Assets	70,636,984	55,371,809	53,062,157	12,154,173	2,108,417	4,293,538	5,800,954	203,428,032

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Liabilities by segments
Deposits	86,332,383	14,481,577	21,342,192	2,219,629	-	-	(3,199,526)	121,176,255
Financing received from the Argentine Central Bank and others financial institutions	17,161	-	12,250,927	1,293,014	-	62,652	(1,347,144)	12,276,610
Unsubordinated Debt securities	147,721	104,240	8,013,021	-	-	21,181	-	8,286,163
Other liabilities	6,349,306	1,876,158	5,926,868	4,308,010	1,031,927	3,517,477	5,721,845	28,731,591
Total Liabilities	92,846,571	16,461,975	47,533,008	7,820,653	1,031,927	3,601,310	1,175,175	170,470,619

3.	INCOME TAX

On December 21, 2019, the National Executive enacted Income Tax Law 27,541. This law has introduced several changes to the previous income tax treatment. Some of the key changes involved in the reform include:

Article 27 of the Law stipulates that the inflation adjustment, positive or negative, corresponding to the first and second fiscal year beginning on January 1, 2019, should allocate a sixth (1/6) in that fiscal period and the remaining five sixth (5/6), in equal parts, in the next five (5) immediate fiscal periods.

In turn, it is clarified that said provision does not preclude the allocation of the remaining thirds corresponding to previous periods, calculated in accordance with the previous version of article 194 of the Income Tax Law.

Article 48 of the Law 27,541 establishes that until the fiscal years beginning as of January 1, 2021 inclusive, the tax rate will be thirty percent (30%) -Dividends or distributed profits will be 7%.

The following table reconciles the statutory income tax rate in Argentina to the Group´s effective tax rate as of December 31, 2020 and 2019:

	12/31/2020	12/31/2019
Current income tax	(1,105,459)	(324.684)
Income tax – deferred method	1,609,262	524.618
Income tax allotted in the Income Statement	503,803	199.934
Income tax allotted in Other comprehensive income	231,171	50.423
Total Income Tax Charge	734,974	250.357

The following is a reconciliation between the income tax charged to income as of December 31, 2020 and 2019, that which would result from applying the current tax rate on the accounting profit

	12/31/2020	12/31/2019
Income before taxes	4,149,350	(3,746,700)
Tax rate	30%	30%
Income for the year at tax rate	1,244,805	(1,124,010)
Permanent differences at tax rate:
Contribution SGR	(325,110)	(346,218)
Investment property revaluations	32,122	-
Valuation of mutual funds	(5,305)	(20,085)
Tax inflation adjustment	55,764	1,511,989
Adjustment DDJJ 2019	(17,127)	14,449
Corrections to the deferred	(570,021)	-
Non-deductible results	319,846	214,232
Income tax	734,974	250,357

3.1	Deferred tax

The net position of the deferred tax is as follows:

	12/31/2020	12/31/2019
Deferred tax assets	3,020,783	1.781,699
Deferred tax liability	(42,005)	(643,354)
Net assets by deferred tax	2,978,778	1.138,345

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Deferred tax assets / (liabilities) are summarized as follows:

Item	Balance at 12/31/2019	(Charge)/Credit to Income	(Charge)/Credit to OCI	Balance at 12/31/2020
Shelters	17,393	75,948	-	93,341
Organization and development expenses	(67,115)	(167,222)	-	(234,337)
Intangible assets	(861,167)	(20,331)	-	(881,498)
Investments	(24,626)	(18,373)	-	(42,999)
Others	(8,337)	1,481	-	(6,856)
Retirement plans	114,991	849	-	115,840
Forecasts of eventual commitments	505	4,701	-	5,206
Loan Loss Reserves	797,965	1,141,120	-	1,939,085
Property, plant and equipment	(1,292,660)	264,071	(206,279)	(1,234,868)
Shareholding	-	(1,444)	814	(630)
Foreign Currency	(83,709)	65,665	(24,834)	(42,878)
Sale and replacement	38,114	-	-	38,114
Provisions	249,024	(125,743)	-	123,281
Loan origination costs	938	-	-	938
Loans to employees	-	295,424	-	295,424
Staff rewards	-	91,325	-	91,325
Inflation adjustment credit	2,032,364	490,706	-	2,523,070
Bankruptcies	224,665	(27,445)	-	197,220
Total	1,138,345	2,070,732	(230,299)	2,978,778

Item	Balance at 12/31/2019	(Charge)/Credit to Income	(Charge)/Credit to OCI	Balance at 12/31/2020
Shelters	25,420	(8,027)	-	17,393
Miscellaneous Goods	2,892	(2,892)	-	-
Financial Trusts	(31,705)	31,705	-	-
Organization and development expenses	(72,412)	5,297	-	(67,115)
Intangible assets	(426,795)	(434,372)	-	(861,167)
Investments	(11,081)	(10,597)	(2,948)	(24,626)
Others	5,820	(14,157)	-	(8,337)
Retirement plans	120,440	(5,449)	-	114,991
Forecasts of eventual commitments	1,173	(668)	-	505
Loan Loss Reserves	1,499,025	(701,061)	-	797,964
Property, plant and equipment	(800,147)	(445,039)	(47,474)	(1,292,660)
Shareholding	-	-	-	-
Foreign Currency	(171,599)	87,891	-	(83,708)
Sale and replacement	66,561	(28,447)	-	38,114
Provisions	22,545	226,479	-	249,024
Loan origination costs	-	938	-	938
Inflation adjustment credit	-	2,032,364	-	2,032,364
Bankruptcies	333,167	(108,502)	-	224,665
Total	563,304	625,463	(50,422)	1,138,345

The net position of the deferred tax is as follows:

12/31/2020
Deferred taxes to be recovered in more than 12 months	2,694,402
Deferred taxes to be recovered in 12 months	1,628,438
Subtotal – Deferred tax assets	4,322,840
Deferred taxes to be paid in more than 12 months	1,320,927
Deferred taxes to be paid in 12 months	23,135
Subtotal – Deferred tax liabilities	1,344,062
Total Net Assets by deferred Tax	2,978,778

According to the analysis carried out by the Group, it is considered that the assets detailed above meet the requirements to consider them recoverable and thus carry out the corresponding recognition.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

4.	FINANCIAL INSTRUMENTS

Financial instruments held by the Group as of December 31, 2020 and 2019:

Financial Instruments as of 12/31/2020	Fair value through profit or loss	Amortized Cost	Fair value through OCI	Total
Assets
- Cash and due from banks	-	36,674,869	-	36,674,869
- Debt securities at fair value through profit or loss	9,871,903	-	-	9,871,903
- Derivatives	143,944	-	-	143,944
- Reverse Repo transactions	-	22,354,735	-	22,354,735
- Other financial assets	3,407,010	877,330	-	4,284,340
- Loans and other financing	-	105,974,985	-	105,974,985
- Other debt securities	34,534,781	6,729,368	-	41,264,149
- Financial assets pledged as collateral	4,687,488	217,447	-	4,904,935
- Investments in Equity Instruments	86,923	-	29,405	116,328
Total Assets	52,732,049	172,828,734	29,405	225,590,188
Liabilities
- Deposits	-	178,641,594	-	178,641,594
- Liabilities at fair value through profit or loss	2,002,005	-	-	2,002,005
- Derivates	1,995	-	-	1,995
- Other financial liabilities	7,326,629	203,056	-	7,529,685
- Financing received from the Argentine Central Bank and other financial institutions	-	5,851,412	-	5,851,412
- Unsubordinated debt securities	-	4,226,748	-	4,226,748
-Subordinated debt securities	-	1,140,469	-	1,140,469
Total Liabilities	9,330,629	190,063,279	-	199,393,908

Financial Instruments as of 12/31/2019	Fair value through profit or loss	Amortized Cost	Fair value through OCI	Total
Assets
- Cash and due from banks	-	35,945,321	-	35,945,321
- Debt securities at fair value through profit or loss	773,959	-	-	773,959
- Derivatives	350,679	-	-	350,679
- Other financial assets	1,499,630	1,376,349	-	2,875,979
- Loans and other financing	-	121,028,573	-	121,028,573
- Other debt securities	-	4,765,437	9,762,874	14,528,311
- Financial assets pledged as collateral	6,704,298	557,034	-	7,261,332
- Investments in Equity Instruments	7,890	-	11,957	19,847
Total Assets	9,336,456	163,672,714	9,774,831	182,784,001
Liabilities
- Deposits	-	121,176,255	-	121,176,255
- Liabilities at fair value through profit or loss	258,060	-	-	258,060
- Repo transactions	-	435,401	-	435,401
- Other financial liabilities	8,163,994	4,247,392	-	12,411,386
- Financing received from the Argentine Central Bank and other financial institutions	-	12,276,610	-	12,276,610
- Unsubordinated debt securities	-	8,286,163	-	8,286,163
-Subordinated debt securities	-	2,886,028	-	2,886,028
Total Liabilities	8,422,054	149,307,849	-	157,729,903

5.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques. Such techniques are significantly allocated by the assumptions used.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1: The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in Level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates. If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments held by the Group is detailed below, as of December 31, 2020 and 2019:

Instrument portfolio as of 12/31/2020	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	9,632,732	239,171	-
- Derivatives	143,944	-	-
- Other financial assets	3,407,010	-	-
- Other debt securities	6,353,196	28,181,585	-
- Financial assets pledged as collateral	4,687,488	-	-
- Investments in Equity Instruments	86,923	29,405	-
Total Assets	24,311,293	28,450,161	-
Liabilities
- Liabilities at fair value through profit or loss	2,002,005	-	-
- Derivatives	1,995
- Other financial liabilities	7,326,629	-	-
Total Liabilities	9,330,629	-	-

Instrument portfolio as of 12/31/2019	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	768,961	-	4,998
- Derivatives	350,679	-	-
- Other financial assets	1,499,630	-	-
- Other debt securities	9,762,874	-	-
- Financial assets pledged as collateral	6,704,298	-	-
- Investments in Equity Instruments	7,890	11,957	-
Total Assets	19,094,332	11,957	4,998
Liabilities
- Liabilities at fair value through profit or loss	258,060	-	-
- Other financial liabilities	8,163,994	-	-
Total Liabilities	8,422,054	-	-

Below is shown the reconcilation of the financial instruments classiffied as Fair Value Level 3:

FV level 3	12/31/2019	Transfers	Additions	Disposals	P/L	12/31/2020
Assets
- Debt securities at fair value through profit or loss	4,996	-	-	4,996	-	-

The Group’s policy is to recognize transfers between fair value levels only at end of period. The transfers were produced by the classification as Level 3 of the financial instruments with lack of observable prices.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Valuation Techniques

Valuation techniques to determine fair values Level 2 and Level 3 include the following:

-	Market or quoted prices for similar instruments.
-	The estimated present value of instruments.

The valuation technique to determine fair value Level 2 is based on inputs other than the quoted price included in Level 1 that are readily observable for the asset or liability (i.e., prices).

For Level 3, the Group uses valuation techniques through spot rate curves which calculate the yield upon market prices.

These valuation techniques are detailed below:

-    Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on quoted prices for similar assets (both in terms of issue, currency, and duration) in the active markets ( MAE, Bolsar or secondary) through the linear interpolation of them. This technique has been used by the Entity to determine the fair value of the instruments issued by the BCRA and Treasury Bills without quotation at the end of this period.

-    Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the instrument’s price estimating volatility through market curves. The Entity has used this model to estimate prices in debt securities or financial instruments with variable interest rate.

The principal inputs considered by the Group for its determination of fair values under the linear interpolation model are:

-    Instrument prices that were quoted between the date the curve is estimated and the settlement date of the latest payment available.

-    Implicit rates in the last available tender.

-    Only instruments that have been traded with a 24-hour settlement are considered.

-    If the same instrument has been listed on MAE (“Mercado Abierto Electrónico”) and Bolsar, only the market price that has been traded in the market with higher volume is considered

-    The yield curve is standardized based on a set of nodes, each of which has an associated expiration date.

-    Instruments denominated in US dollars are converted at the exchange rate on the date the instrument is negotiated.

Likewise, for the determination of fair values under the Nelson Siegel model, the main data and aspects considered by the Entity were:

-    The Spot rate curves in pesos + BADLAR and the Spot rate curve in US dollars are established based on bonds predefined by Financial Risk Management.

-    The main source of prices for Bonds is MAE, without considering those corresponding to operations for own portfolio.

-    The portfolio of bonds used as input is changed with every issuance.

The Group periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price.

In the event that the transaction price differs from the determined fair value, the difference will be recognized in the income statement proportionally for the duration of the instrument.

Fair Value of Other Financial Instruments

The following describes the methodologies and assumptions used to determine the fair values of financial instruments not recorded at their value in these financial statements:

-    Assets whose fair value is similar to book value: For financial assets and liabilities that are liquid or have short-term maturities (less than three months), the book value is considered to be similar to fair value.

-    Fixed rate financial instruments: The fair value of financial assets was determined by discounting future cash flows at the current market rates offered, for each year, for financial instruments with similar characteristics. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows through the use of market interest rates for deposits with maturities similar to those of the Group's portfolio.

-    For listed assets and the quoted debt, fair value was determined based on market prices.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of December 31, 2020 and 2019:

Other Financial Instruments as of 12/31/2020	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	36,674,869	36,674,869	36,674,869	-	-
-Other financial assets	877,330	877,330	877,330	-	-
-Loans and other financing	105,974,985	112,402,330	-	-	112,402,330
- Repo transactions	22,354,735	22,354,735	22,354,735	-	-
- Other Debt Securities	6,729,368	6,729,368	6,729,368	-	-
-Financial assets pledged as collateral	217,447	217,447	217,447	-	-
	172,828,734	179,256,079	66,853,749	-	112,402,330
Financial Liabilities
-Deposits	178,641,594	179,320,910	-	-	179,320,910
- Other financial liabilities	203,056	203,056	203,056	-	-
-Financing received from the BCRA and other financial institutions	5,851,412	5,607,016	-	-	5,607,016
- Unsubordinated Debt securities	4,226,748	4,226,748	4,226,748	-	-
- Subordinated Debt securities	1,140,469	1,192,293	1,192,293	-	-
	190,063,279	190,550,023	5,622,097	-	184,927,926

Other Financial Instruments as of 12/31/2019	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	35,945,321	35,945,321	35,945,321	-	-
-Other financial assets	1,376,349	1,376,349	1,376,349	-	-
-Loans and other financing	121,028,573	125,967,144	-	-	125,967,144
- Other Debt Securities	4,765,437	4,878,150	4,878,150	-	-
-Financial assets pledged as collateral	557,034	557,034	557,034	-	-
	163,672,714	168,723,998	42,756,854	-	125,967,144
Financial Liabilities
-Deposits	121,176,255	121,178,487	-	-	121,178,487
-Other financial liabilities	4,247,392	4,247,392	4,247,392	-	-
-Repo transactions	435,401	435,401	435,401	-	-
-Finances received from the BCRA and other financial institutions	12,276,610	11,950,528	-	-	11,950,528
- Unsubordinated Debt securities	8,286,163	8,286,163	8,286,163	-	-
- Subordinated Debt securities	2,886,028	3,223,964	3,223,964	-	-
	149,307,849	149,321,935	16,192,920	-	133,129,015

Fair Value of Equity instruments

The following are the equity instruments measured at Fair Value throughin profit or loss as of December 31, 2020 and 2019:

	12/31/2020	12/31/2019
Grupo Financiero Galicia S.A.	74,881	7,890
Pampa Holding S.A	8,286	-
Loma Negra S.A.	3,179	-
Others	785	-
Total	87,131	7,890

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The following are the equity instruments measured at Fair Value through in Other Comprehensive Income as of December 31, 2020 and 2019:

Detail	12/31/2020	12/31/2019
Mercado Abierto Electrónico S.A.	4,610	6,276
Seguro de Depósitos S.A	1,614	2,197
Compensador Electrónica S.A.	919	1,251
Provincanje S.A.	271	370
Cuyo Aval Sociedad de Garantía Recíproca	1,436	1,428
Argencontrol S.A.	125	170
Los Grobo Sociedad de Garantía Recíproca	73	95
IEBA S.A.	61	83
Otras Sociedades de Garantía Recíproca	134	86
Total	9,243	11,956

Detail	Fair value 12/31/2019	Income through OCI	Fair value 12/31/2020
Mercado Abierto Electrónico S.A.	6,276	(1,666)	4,610
Seguro de Depósitos S.A	2,197	(583)	1,614
Compensador Electrónica S.A.	1,251	(332)	919
Provincanje S.A.	370	(99)	271
Cuyo Aval Sociedad de Garantía Recíproca	1,428	8	1,436
Argencontrol S.A.	170	(45)	125
Los Grobo Sociedad de Garantía Recíproca	95	(22)	73
IEBA S.A.	83	(22)	61
Otras Sociedades de Garantía Recíproca	86	48	134
Total	11,956	(2,713)	9,243

6.	TRANSFER OF FINANCIAL ASSETS

When the Group transfers financial assets under an agreement that meets all requirements to derecognize such assets, the difference between the carrying amount of those assets and the amount received as consideration is charged to income.

(a)	Transfers that do not qualify for derecognition

The following is a detail of the financial assets transferred by the Group that continue to be recognized in its consolidated financial statements as of December 31, 2020 and 2019:

	12/31/2020	12/31/2019
Securitized Personal Loans
Asset	-	2,197,444
Liabilities	-	1,156,889
Transfers of receivables with recourse
Asset	-	41,116
Liabilities	-	-

(b)	Transfers of financial assets that qualify for derecognition

The Group makes, in certain opportunities, non-recourse portfolio sales. In these cases, the Group has not retained any substantial risk or reward regarding the transferred portfolio, and therefore, such portfolio meets derecognition requirements.

7.	NON CONTROLLING INTEREST

The movements in the Group's significant non-controlled interests as of December 31, 2020 and 2019, were as follows:

	12/31/2020	12/31/2019
Balance at the beginning	26,223	29,683
Participation in profit for the year	2,265	(3,583)
Participation in OCI for the year	550	7
Share premium in subsidiaries	-	116
Balance at closing	29,038	26,223

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

8.	LONG-TERM BENEFIT OBLIGATIONS

As of December 31, 2020 and 2019, the balances recorded for long-term benefits amounted to 1,146,516 and 947,536, respectively. The amount for the year recognized as an expense in respect of staff retirement benefits as of December 31, 2020 and 2019 was 447,850 and 739,182, respectively.

The evolution during the exercises is detailed below:

	12/31/2020	12/31/2019
Balance at the beginning	947,536	396,082
Discharges from the exercise	557,291	741,121
Benefits paid to participants	(358,311)	(189,667)
Balance at closing	1,146,516	947,536

9.	RELATED PARTY TRANSACTIONS

Related parties are considered to be all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise significant influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it. On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has significant influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them. For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, related parties are considered to be the key personnel of the Group's Management (members of the Board and managers of the Group and its subsidiaries), as well as the entities over which key personnel may exercise significant influence or control.

Controlling Entity

Mr. Julio Patricio Supervielle is the main shareholder of the Groups, with registered address on Bartolomé Mitre 434, 5th floor, Autonomous City of Buenos Aires. Julio Patricio Supervielle´s interest in the capital and votes of the Group as of December 31, 2020 and 2019 amounts to the 35.12% and 57.89%, respectively.

Remuneration of key personnel

The remuneration received by the key personnel of the Group as of December 31, 2020 and 2019 amounts to 628.7 million and 480.8 million respectively.

Transactions with related parties

The financings, including those that were restructured, were granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time to grant credit to non-related parties. Likewise, they did not imply a risk of bad debts greater than normal nor did they present any other type of unfavorable conditions.

The following table presents the aggregate amounts of total consolidated financial exposure of the Bank to related parties, the number of recipients, the average amounts and the single largest exposures as of December 31, 2020 and 2019:

	As of December 31, 2020	As of December 31, 2019
Aggregate total financial exposure	242,271	1,311,056
Number of recipient related parties	80	95
(a) Individuals	71	86
(b) Companies	9	10
Average total financial exposure	3,028	18,729
Single largest exposure	933,426	1,120,671

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

10.	FINANCE LEASES

10.1 The Group as lessee

(i)	The following table shows the carrying amount in the statement of financial position:

	12/31/2020	12/31/2019
Right-of-use asset
Land and buildings	2,146,928	2,047,262
Lease liability
Current	660,694	637,103
Non-current	521,004	651,311
Total	1,181,698	1,288,414

(ii)	The following table shows the amounts charged in the income statement:

Items	12/31/2020
Right-of-use assets – Depreciation	780,397
Interest expenses on lease liabilities (Other operating expenses)	207,035

(iii)	Lease activities:

The Group leases several branches. Rental agreements are generally made for fixed periods of 1 to 3 years, but may have extension options as described in (iv) below.

Contracts may contain lease components or not. The Group assigns consideration in the contract to the lease and non-lease components based on their independent relative prices. However, for the leases of real estate for which the Group is a lessee, it has chosen not to separate the lease components and those that are not, and instead counts them as a single lease component.

Lease terms are negotiated individually and contain a wide range of different terms and conditions. Lease agreements do not impose other obligations to do or not do, other than the leased assets owned by the lessor. Leased assets cannot be used as collateral for obtaining loans.

Until 2018, Property, Plant and Equipment leases were classified as operating leases. As of January 1, 2019, leases are recognized as a right-of-use asset by registering a liability as a counterparty on the date on which the leased asset is available for use by the Entity.

Assets and liabilities arising from leases are initially measured based on the present value. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including fixed payments in substance), less any incentives receivable;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable by the Group under residual value guarantees;

•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising an option to terminate the lease.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be easily determined, which is generally the case with leases in the Group, the lessee's incremental borrowing rate is used, which is the rate that the individual lessee would have to pay to borrow the necessary funds to obtain an asset of similar value to the asset by right of use in a similar economic environment with similar terms, security and conditions.

To determine the incremental interest rate, the Group:

•	whenever possible, uses the external financing recently received as a starting point, adjusted to reflect changes in financing conditions since the external financing was received.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

•	uses a rate determination approach that begins with a risk-free interest rate adjusted for credit risk for leases that the Entity already has for those cases in which it does not have recent third-party financing, and

•	makes specific adjustments for the lease, for example, term, currency and guarantee.

The Group is exposed to possible future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they become effective. When adjustments to lease payments based on an index or rate become effective, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between capital and financial cost. The financial cost is charged to income during the lease period to produce a constant periodic interest rate on the remaining balance of the liability for each period.

The right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of the lease liability;

•	any lease payment made at or before the commencement date, less any lease incentives received;

•	any initial direct costs, and

•	an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

The right-of-use assets are generally depreciated during the shortest useful life of the asset and the lease term in a linear fashion.

Payments associated with short-term leases of equipment and all leases of low-value assets are recognized linearly as an expense in income. Short-term leases are leases with a lease term of 12 months or less and that does not contains a purchase option. Low-value assets include computer equipment and small items of office furniture.

(iv) Extension and termination options

Extension and termination options are included in several property leases. These are used to maximize operational flexibility in terms of managing the assets used in operations. Most of the extension and termination options maintained are exercisable only by the Group and not by the respective lessor.

10.2 The Group as lessor

The following is a breakdown of the maturities of the Group's financial and operating leases receivables and of the current values as of December 31, 2020 and 2019:

Financial Lease Receivables	12/31/2020	12/31/2019
Up to 1 year	1,982,763	2,427,517
More than a year up to two years	1,099,924	1,589,089
From two to three years	634,899	906,151
From three to five years	355,885	574,487
More than five years	14,429	27,744
Total	4,087,900	5,524,988
Unearned financial income	(1,196,789)	(1,186,636)
Net investment in the lease	2,891,111	4,338,352

The balance of allowance for loan losses related to finance leases amounts to 252,961 and 111,708 as of December 31, 2020 and 2019.

Operating Lease Receivables	12/31/2020	12/31/2019
Up to 1 year	16,067	22,744
More than a year up to two years	13,766	21,418
From two to three years	9,202	18,438
From three to five years	-	12,528
Total	39,035	75,128

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

11.	COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

	12/31/2020	12/31//2019	01/01/2019
11.1 Debt securities at fair value through profit or loss
Goverment securities	8,864,640	768,967	7,632,295
Corporate securities	401,671	4,992	130,690
Securities issued by the Argentine Central Bank	605,592	-	23,676,552
	9,871,903	773,959	31,439,537
11.2 Derivatives
Debtor balances related to forward operations in foreign currency to be settled in pesos	143,415	350,679	5,275
Debtor balances related to forward operations in foreign currency	529	-	28,074
	143,944	350,679	33,349
11.3 Other financial assets
Participation Certificates in Financial Trusts	40,855	41,648	84,320
Investments in Asset Management and Other Services	1,528,987	747,738	1,441,064
Other investments	535,684	523,622	606,364
Receivable from spot sales peading settlament	1,078,244	188,679	8,633
Several debtors	832,131	809,898	1,315,848
Miscellaneous debtors for credit card operations	203,809	516,154	808,739
Miscellaneous debtors for collections	64,630	48,240	82,314
	4,284,340	2,875,979	4,347,282
11.4 Loans and other financing
To the non-financial public sector	23,530	39,307	68,697
To the financial sector	12,062	87,841	705,558
Overdrafts	2,494,262	7,621,574	10,472,759
Promisory notes	31,372,798	26,712,017	29,986,883
Mortgage loans	10,412,719	10,778,278	11,219,491
Automobile and other secured loans	1,777,956	1,660,828	3,542,573
Personal loans	20,426,406	22,184,437	39,804,302
Credit cards loans	19,094,080	17,634,809	18,782,816
Foreign trade Loans	9,858,309	24,710,532	28,227,113
Receivables from financial leases	2,891,110	4,338,377	7,006,810
Others	7,611,753	5,260,573	13,792,712
	105,974,985	121,028,573	163,609,714
11.5 Other debt securities
Goverment securities	13,078,920	5,746,397	9,148,602
Securities issued by the Argentine Central Bank	28,181,585	8,769,584	-
Others	3,644	12,330	64,203
	41,264,149	14,528,311	9,212,805
11.6 Financial assets pledged as collateral
Special guarantees accounts in the Argentine Central Bank	3,710,757	2,887,173	2,843,836
Deposits in guarantee	1,194,178	4,374,159	1,359,845
	4,904,935	7,261,332	4,203,681

11.7 Other non-financial assets
Other Miscellaneous assets	603,701	1,124,745	821,905
Loans to employees	235,259	359,305	373,086
Payments in advance	321,958	18,474	350,759
Works of art and collector's pieces	32,343	47,032	33,434
Retirement Plan	143,252	205,805	267,925
Assets acquired through financial leases	-	-	1,897,303
Other non-financial assets	16,367	6,707	19,344
	1,352,880	1,762,068	3,763,756

11.8 Inventories
Electronics	56,282	29,614	128,265
Home and Health care	16,110	10,529	19,899
Tools and Workshop Equipment	259	22,121	438
Obsolescence Reserve	(1,687)	(1,743)	(2,174)
	70,964	60,521	146,428

11.9 Deposits
Non-financial sector	7,911,255	7,447,131	23,258,016
Financial sector	57,416	38,253	52,851
Current accounts	16,891,003	14,819,309	14,486,996
Savings accounts	102,845,465	54,445,823	99,155,172
Time deposits and investments accounts	46,113,056	40,457,410	58,226,125
Others	4,823,399	3,968,329	3,580,926
	178,641,594	121,176,255	198,760,086

11.10 Liabilities at fair value through profit and loss	2,002,005	258,060	241,261
Liabilities for transactions in local currency	-	-	320,187
Liabilities for transactions in foreign currency	2,002,005	258,060	561,448

11.11 Other financial liabilities
Amounts payable for spot transactions pending settlement	1,362,541	2,986,677	1,157,326
Collections and other operations on behalf of third parties	4,952,137	7,112,817	7,423,271
Fees accrued to pay	5,423	366	76,123
Financial guarantee contracts	19,832	20,786	76,592
Liabilities associated with the transfer of financial assets not derecognised	-	970,923	1,897,303
Lease liability	1,181,698	1,288,420	152,547
Others	8,054	31,397	49,961
	7,529,685	12,411,386	10,833,123

11.12 Financing received from the Argentine Central Bank and other financial institutions
Financing received from local financial institutions	645,206	1,278,545	2,611,318
Financing received from international institutions	5,206,206	10,998,065	14,211,719
	5,851,412	12,276,610	16,823,037
11.13 Provisions
Restructuring Provision	-	680,700	-
Eventual commitments	8,634	-	2,505
Unused Balances Credit Cards	206,812	-	-
Charges to be paid to National Social Security Administration	225,387	-	-
Other contingencies	240,259	220,503	179,520
	681,092	901,203	182,025

11.14 Derivatives
Credit balances related to foreign currency forward transactions payable in pesos	1,995	-	197,328
	1,995	-	197,328

11.15 Other non-financial liabilities
Payroll and social securities	5,500,933	5,418,349	4,633,094
Sundry creditors	3,660,784	3,216,302	3,469,684
Tax payable	1,802,458	295,066	2,391,566
Social security payment orders pending settlement	894,809	1,869,651	464,508
Revenue from contracts with customers (1)	188,665	297,448	260,544
Contribution to the deposit guarantee fund	92,864	90,481	95,895
Other	5,579	8,862	30,771
	12,146,092	11,196,159	11,346,062

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(1)	Deferred income resulting from contracts with customers includes the liability for the customers’ loyalty program. The Group estimates the value of the points assigned to customers through the application of a mathematical model that considers assumptions about redemption rates, the fair value of points redeemed based on the combination of available products, and customer preferences, as well as the expiration of not redeemed points. As of December 31, 2020,2019 and 2018, the amounts of 188,665, 262,069 and 260,546, respectively, have been recorded for the points not redeemed or expired.

The following table shows the estimated use of the liability recorded as of December 31, 2020:

	Maturity
Item	Up to 12 months	Up to 24 months	More than 24 months	Total
Revenue from contracts with customers	88,352	46,692	53,621	188,665

11.16 Interest Income

	12/31/2020	12/31/2019
Interest on overdrafts	2,678,469	6,217,172
Interest on promissory notes	6,226,382	8,002,945
Interest on personal loans	14,173,544	17,584,460
Interest on corporate unsecured loans	5,981,812	8,360,682
Interest on credit card loans	3,818,628	6,555,201
Interest on mortgage loans	3,994,607	5,148,348
Interest on automobile and other secured loan	738,403	943,454
Interest on foreign trade loans	1,453,129	2,356,094
Interest on financial leases	704,408	1,537,851
Interest on public and private securities measured at amortized cost	20,474,483	3,187,574
Others	4,406,054	1,089,849
Total	64,649,919	60,983,630

11.17 Interest Expenses

	12/31/2020	12/31/2019
Interest on current accounts deposits	6,325,123	8,182,612
Interest on time deposits	19,574,998	27,030,920
Interest on other financial liabilities	2,285,959	10,472,760
Interest from financing from financial sector	100,834	373,163
Others	287,222	1,471,925
Total	28,574,136	47,531,380

11.18 Net income from financial instruments at fair value through profit or loss

	12/31/2020	12/31/2019
Income from corporate and government securities	2,999,989	2,086,171
Income from securities issued by the Argentine Central Bank	135,491	25,478,678
Derivatives	180,102	971,521
Total	3,315,582	28,536,370

11.19 Result from derecognition of assets measured at amortized cost

	12/31/2020	12/31/2019
Result from derecognition or sale of government securities	201,122	-
Result from exposure to changes in the purchasing power of the currency on government securities	(11,832,005)	-
Total	(11,630,883)	-

11.20 Service fee income

	12/31/2020	12/31/2019
Commissions from deposits accounts	4,627,421	4,777,932
Commissions from credit and debit cards	3,413,407	3,944,787
Commissions from loans operations	164,852	401,369
Others Commissions	3,131,296	2,401307
Others	156,848	182,161
Total	11,493,824	11,707,556

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

11.21 Service fee expenses

	12/31/2020	12/31/2019
Commissions paid	3,469,516	2,955,834
Export and foreign currency operations	78,423	99,125
Total	3,547,939	3,054,959

11.22 Other operating income

	12/31/2020	12/31/2019
Loans recovered and allowances reversed	703,329	678,796
Insurance commissions	51,525	92,967
Rental from safety boxes	340,303	390,561
Commissions from trust services	9,638	35,778
Returns of risk funds	1,215,745	235,093
Sale of fixed assets	133,983	-
Adjustment of various credits	145,020	258,582
Default interests	212,927	573,061
Others	1,073,733	1,477,488
Total	3,886,203	3,742,326

11.23 Personnel expenses

	12/31/2020	12/31/2019
Payroll and social securities	16,674,343	16,902,762
Others expenses	1,493,501	2,380,583
Total	18,167,844	19,283,345

11.24 Administrative expenses

	12/31/2020	12/31/2019
Directors´ and statutory auditors’fees	341,473	382,327
Professional fees	3,043,173	1,385,391
Advertising and publicity	688,664	737,956
Taxes	1,857,380	2,000,527
Maintenance, security and services	2,822,887	2,351,755
Rent	71,894	70,446
Others	1,487,023	3,382,268
Total	10,312,494	10,310,670

11.25 Depreciation and impairment of non-financial assets

	12/31/2020	12/31/2019
Depreciation of property, plant and equipment	523,212	928,664
Depreciation of other non-financial assets	234,143	145,582
Depreciation of intangible assets	869,276	609,799
Depreciation of right-of-use assets	780,397	772,179
Impairment of other-non financial assets	-	234,994
Total	2,407,028	2,691,218

11.26 Other operating expenses

	12/31/2020	12/31/2019
Promotions related with credit cards	525,355	695,109
Turnover tax	3,950,539	5,104,596
Fair value on initial recognition of loans	195,459	273,505
Contributions made to deposit insurance system	215,115	224,350
Adjustments of loan and credit card balances	96,381	176,670
Fraud	36,858	79,812
Interest on finance lease liabilities	207,035	289,286
Coverage services	13,599	25,648
Contributions to Guarantee Fund Deposits	289,814	332,127
Charge for bad debts of various loans and for other provisions	561,811	197,711
Shareholders personal property tax	5,948	680,703
Others	474,573	575,356
Total	6,572,487	8,654,873

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

12.	DIVIDENDS

On April 28, 2020, the Shareholders’ General Meeting approved the following distribution of retained earnings for the year ended on December 31, 2019:

*            Dividend distribution (530,065)

*            Other reserve: 5,796,775

13.	COMMITMENTS AND CONTINGENCIES

International Financial Reporting Standards result in a contingent liability consisting of (i) a possible obligation, arising from past events, the existence of which must be confirmed by the occurrence of one or more future events of an uncertain nature, which are not have under the control of the Group or (ii) a present obligation that has not been probable or whose amount cannot be measured or estimated with sufficient reliability.

The provisions recorded are detailed below

	12/31/2020	12/31/2019	01/01/2019
Legal issues	32,557	44,992	63,838
Labor lawsuits	59,263	38,184	59,920
Tax	113,303	106,030	28,147
Unused Balances Credit Cards	206,812	-	-
Deceased ANSES	225,387	-	-
Judicial Deposits	22,328	21,465	20,553
Eventual commitments	8,634	500	2,505
Restructuring Provision	-	680,703	-
Others	12,808	9,329	7,062
Total	681,092	901,203	182,025

14.	INSURANCE

14.1 Assets and liabilities related to insurances activities

The assets and liabilities related to insurance contracts are detailed below, as of the indicated dates:

	12/31/2020	12/31/2019
Assets related to insurance contracts (Loans and other financing)
Receivables premius	590,044	618,048
Commissions receivables	2,023	-
Total	592,067	618,048

Liabilities related to insurance contracts (Other non-financial liabilities)
Debt with insured	136,124	185,380
Debt with reinsurers	11,731	55,239
Debt with co-insurers	-	2,317
Debt with producers	183,809	204,734
Technical commitments	221,719	236,877
Outstanding claims paid by re-insurance companies (regularizer)	(9,059)	(655)
Total	544,324	683,892

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2020	12/31/2019
Debt with insured
Property insurance
Direct administrative insurance	18,158	15,305
Direct insurance in mediation	25	1,089
Claims settled to pay	293	1,199
Claims occurred and not reported - IBNR	9,794	20,093
Life insurance
Direct administrative insurance	64,506	56,181
Direct insurance in judgments	1,418	1,687
Direct insurance in mediation	886	2,500
Claims settled to pay	19,164	27,526
Claims occurred and not reported - IBNR	21,880	59,800
Total	136,124	185,380

Debt with producers
Producers currenct account	39,274	38,456
Commisions for premiums receivable	144,535	166,278
Total	183,809	204,734

Technical commitments
Course and similar risk
Premiums and surcharges	221,714	236,824
Premium insufficiency	5	53
Total	221,719	236,877

14.2 Income from insurances activities

The composition of the item “Result for insurance activities” as of December 31, 2020 and 2019 is as follows:

Items	12/31/2020	12/31/2019
Accrued premiums	2,300,856	2,647,100
Accrued claims	(308,798)	(369,043)
Production expenses	(320,603)	(610,770)
Total	1,671,455	1,667,287

15.	ASSET MANAGEMENT AND OTHER SERVICES

As of December 31, 2020 and 2019, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No. 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned earlier.

Asset Management and Other	Portfolio		Net Worth		Number of Units
Services	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Premier Renta C.P. Pesos	36,297,562	19,102,978	36,260,237	19,073,740	12,597,963,038	3,958,398,573
Premier Renta Plus en Pesos	168,089	148,593	162,743	145,942	11,899,481	10,250,999
Premier Renta Fija Ahorro	1,721,266	633,632	1,709,665	625,555	59,317,777	12,851,475
Premier Renta Fija Crecimiento	73,983	63,880	73,386	63,519	3,983,791	3,688,485
Premier Renta Variable	188,342	226,525	185,576	223,267	6,689,975	6,982,580
Premier FCI Abierto Pymes	941,245	762,874	917,368	761,157	119,588,138	91,559,624
Premier Commodities	259,125	28,642	255,128	18,506	25,702,973	2,596,034
Premier Capital	192,336	175,700	191,253	175,237	36,842,932	36,057,519
Premier Inversión	736,703	184,279	713,499	184,185	1,576,391,366	442,160,447
Premier Balanceado	1,196,216	849,326	1,195,336	848,551	253,733,905	249,317,925
Premier Renta Mixta	3,559,642	181,413	3,151,517	181,266	1,072,064,209	76,562,093
Premier Renta Mixta en USD	112,768	177,270	112,768	176,618	2,083,508	2,815,589
Premier Performance en USD	526,115	617,918	521,839	616,532	7,724,190	9,312,208
Premier Global USD	490,472	951,503	489,973	948,567	5,444,411	11,338,023

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

16.	ADDITIONAL INFORMATION REQUIRED BY THE BCRA

16.1 CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

Through Decree No. 1127/98 dated September 24, 1998, the National Executive Branch established the maximum coverage limit of the guarantee system, applicable to demand or time deposits, in pesos and/or foreign currency. Until February 28, 2019, such limit amounts to 450, pursuant to Communication “A” 5943. As from March 1, 2019, such limit amounted to 1,000 pursuant to Communication “A” 6654. As from May 1, 2020, the new limit amounts to $ 1,500, pursuant to Communication “A” 6973.

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees, and those set up after July 1, 1995 at an interest rate higher than that periodically set forth by the Argentine Central Bank on the basis of the daily survey carried out by that agency (*). Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate. The system has been implemented through the creation of the so-called “Deposit Guarantee Fund" (F.G.D.), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Central Bank and the financial institutions in the proportion determined for each of them by that agency on the basis of contributions made to such fund.

(*) Enforced on January 20, 2019, pursuant to provision “A” 6435, such exclusions are as follows: Sight deposits with agreed-upon rates exceeding reference rates and term deposits and investments exceeding 1.3 times such rate. Reference rates are released on a regular basis by the Argentine Central Bank in accordance with a mobile average of the last five banking business days of passive rates that may arise for term deposits of up to 100 (or its equivalent in other currencies) from the survey to be carried out by said institution.

16.2 RESTRICTED ASSETS

As of December 31, 2020 and 2019 Grupo Supervielle’s following assets are restricted:

Detail	12/31/2020	12/31/2019
Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	3,710,757	2,887,162
	3,710,757	2,887,162

Miscellaneous Receivables
Trust guarantee deposits	-	5,173
Guarantee deposits for currency forward transactions	601,248	2,865,356
Guarantee deposits for credit cards transactions	421,942	432,118
Guarantee deposits for repo transactions	-	32,510
Other guarantee deposits	160,820	215,866
	1,184,010	3,551,023

16.3 COMPLIANCE OF PROVISIONS ISSUED BY THE NATIONAL SECURITIES COMMISSION

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the financial years 2012, 2013, 2014, 2015, 2016, 2017, 2018, 2019 and until September 30, 2020, the accounting books since September 2012 up to date and all corporate books are safeguarded in the registered headquarters.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,500, Bosques, Partido de Florencio Varela, Buenos Aires Province.

16.4 ISSUANCE OF DEBT SECURITIES

Banco Supervielle S.A.

Unsubordinated Debt Securities

Global Program for the Issuance of Medium-Term Securities for up to N/V USD 2,300,000 of Banco Supervielle S.A.

On September 22, 2016, the Shareholders' meeting No. 117, resolved to approve the creation of a Global Program for the financial trusts for up to a maximum outstanding amount of USD 800,000. The Program was authorized by the National Securities Commission through Resolution No. 18,376 dated November 24, 2016. On March 6, 2018, the Shareholders' meeting, resolved to approve the extension of the Program for up to a maximum outstanding amount of USD 2,300,000. The Program was authorized by the National Securities Commission through Resolution No. 19,470 dated April 16, 2018.

Frequent issuer regime registration CNV

On August 6, 2018, the Board of Directors resolved to request the National Securities Commission (the “CNV”) to register the Bank as a frequent issuer of debt securities .. Said request was authorized by the CNV through Resolution No. 19,958 dated December 27, 2018. The Bank is registered with the CNV as a frequent issuer of debt securities under No. 03. At the board meeting of the company on March 7, 2019, it was resolved to approve the Bank's ratification in the Frequent Issuer Regime and at the Board meeting on December 2, 2019 it was resolved to allocate the maximum amount of USD 300,000 corresponding to the Global Issuance Program of Debt securities for up to USD 2,300,000, with the bank in the process of reducing the maximum amount of said Program. The CNV approved said ratification through Resolution DI-2020-11-APN-GE #CNV dated February 11, 2020.

On June 12, 2020, the Board of Directors of Banco Supervielle SA, approved the issuance of a Class G Non-Subordinated Negotiable Obligation for an amount that will not exceed in its N/V USD 30,000,000 set within the Global Program of Debt Securities. It was also approved to modify the terms of said issuance, so that the Issue Amount is up to USD 50,000,000 and without prejudice to the fact that the Debt securities are denominated in USD dollars, they may be integrated and payments under them can be made in pesos. The bidding period ended on June 25, 2020.

As of December 31, 2020 and 2019, the amounts outstanding and the terms corresponding to outstanding unsubordinated debt securities were as follows:

The following describes issuances in force as of December 31, 2020 and 2019:

Issuance		Nro. of						Book Value
date	Currency	Class	Amount	Amortization	Term	Maturity date	Rate	12/31/2020	12/31/2019
02/09/17	$	A	4,150,140	50% on 2-9-2020 and 50% at maturity on 8-9-2020	42	08/09/2020	Floating Badlar of Private Banks + 4.50%. with a minimum 18% nominal annual	-	5,179,248
12/22/17	$	C	659,750	3 installments: 12-22-2020 33.33%. 06-22-2021 33.33%. and upon maturity 33.34%.	48	12/22/2021	Floating Badlar + 4.25%	444,327	908,288
02/14/18	$	E	1,607,667	3 equal and consecutive annual installments. 1° 02-14-21	60	02/14/2023	Floating Badlar of Private Banks + 4.05%	1,579,563	2,177,447
06/30/20	u$s	G	30,000,000	Quarterly: 12-22-20, 06-22-21, 06-30-21	12	06/30/2021	2% Nominal Annual	2,202,858	-
							Total	4,226,748	8,264,983

The outstanding amount of the Class A Debt securities was reduced on October 17, 2018 by a nominal value in pesos of $ 618,030 and on January 23, 2019 by a nominal value in pesos of $ 254,925. Thus resulting in the total amount of circulation in pesos of $ 3,895,215.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Subordinated debt securities

Program for the issuance of Debt securities for up to N/V $ 750,000 (increased to N/V $ 2,000,000) of Banco Supervielle S.A.

As of March 25, 2013, the Bank’s Extraordinary General shareholders’ meeting, approved the creation of a Global Program for the issuance of debt securities for up to a maximum outstanding amount of $750,000. On April 15, 2016, the Ordinary and Extraordinary Shareholders' meeting approved the increase the maximum outstanding amount of the Program to $2,000,000 or its equivalent in foreign currency, passed by Resolution N° 18,224 from the National Securities Commission on September 22, 2016.

The following chart provides the main terms and conditions of issuances underway as of December 31, 2020 and 2019:

Issuance						Maturity		Book Value
date	Currency	Class	Amount	Amortization	Term	date	Rate	12/31/2020	12/31/2019
08/20/2013	U$S	III	22,500	100% at mat,	84 Months	08/20/20	7%	-	1,780,980
11/18/2014	U$S	IV	13,441	100% at mat,	84 Months	11/18/21	7%	1,140,469	1,105,048
Total								1,140,469	2,886,028

Micro Lending S.A.U.: Program for the Issuance of Debt securities

The following is a detail of the issues in effect as of December 31, 2020 and 2019:

Class	Issuance Date	Maturity Date	FV (in thousands)	Rate	12/31/2020	12/31/2019
Clase III	10/04/2017	10/05/2020	35,000	Floating BADLAR + 7,0%	-	21,180
Total					-	21,180

16.5 FINANCIAL TRUSTS

The detail of the financial trusts in which The Entity acts as Trustee or as Trustee is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where the Bank acts as a trustee as of December 31, 2020:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	The Term of this Trust Fund Contract will be in force over 24 months as from 09/12/2018, or until the expiration of liabilities through Disbursements (Termination Date”). 30 days (thirty days) after the maturity of this Trust Agreement without the parties’ having agreed upon an Extension Commission, the Trustor of the trust account shall receive USD 6,000 (six thousand US Dollars) at the exchange rate in force in Banco Supervielle as a fine.	-	-	Those initially mentioned in Exhibit V (DISERVEL S.R.L., INGENIAS S.R.L, GEOTECNIA (INV. CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGETICOS, DISERVEL S.R.L.) and providers of works, goods and services included in the Project to be assigned by the Trustee with prior consent of the Trustor	Interconexion Electrica Rodeo S.A.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

As of 09/30/2020, Banco Supervielle S.A. as Trustee, is undergoing a negotiation process for the Contract “Extension Commission”. On 10/07/2020, the Trustor accepted the extension commission and the Bank accepted the request for the extension of the Trust contract sent by IERSA on 09/16/2020.

Micro Lending Financial Trust

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount		Amount	Type	Amount
III	06/08/2011	$ 39,779	VDF TV A	VN$ 31,823	VDF B	VN $ 6,364	CP	VN $ 1,592
			Vto: 03/12/13		Vto: 11/12/13		Vto: 10/12/16
IV	09/01/2011	$ 40,652	VDF TV A	VN$ 32,522	VDF B	VN $ 6,504	CP	VN $ 1,626
			Vto: 06/20/13		Vto: 10/20/13		Vto: 06/29/17

16.6	RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF DIVIDENDS

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to the amended text on distributions of dividends, financial entities shall comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Financial Institutions Law; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or minimum cash, v) they shall have complied with additional capital margin when applicable.

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

It is worth to be mentioned that pursuant to Communication “A” 6464 issued by the Argentine Central Bank, until March 31, 2020, financial entities, which, for the purpose of determining the distributable result, have not applied the additional on capital margins shall rely on previous authorization issued by the SEFyC.

On August 30, 2019 and with the purpose of stabilizing the exchange market, the Argentine Central Bank issued Communication “A” 6768, pursuant which financial entities shall rely on the previous authorization of Exchange and Financial Entities Superintendence before distributing its income. Over the course of such authorization process, the Central Bank will assess, among other items, potential effects of the application of international accounting standards pursuant to Communication “A” 6430 (Paragraph 5.5 of IFRS 9 – Detriment of financial assets value) as well as the effects of the re-expression of financial statements pursuant to Communication “A” 6651.

On March 19, 2020 the Argentine Central Bank issued Communication “A” 6939 by means of which the suspension of income distribution of financial entities was made effective until June 30, 2020.

Later, on June 4, 2020, through Communication “A” 7035, the Argentine Central Bank extended such suspension until December 31, 2020.

16.7	ACCOUNTS IDENTIFYING MINIMUM CASH INTEGRATION COMPLIANCE

As of December 31, 2020 and 2019, the minimum cash reserve was made up as folllows:

Item	12/31/2020	12/31/2019 (*)
Current accounts in the Argentine Central Bank	9,586,497	8,554,797
Sight accounts in the Argentine Central Bank	10,288,224	7,909,938
Special guarantee accounts in the Argentine Central Bank	3,521,513	1,975,535
Special accounts for previous credit payment	-	1,836
Total	23,396,234	18,442,106

(*) Historical values without inflation adjustment

It is worth mentioning that on those dates, the Group was in compliance with minimum cash integration requirements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

17.	CONTRACT AS A FINANCIAL AGENT BY THE PROVINCE OF SAN LUIS

On January 17, 2017, Banco Supervielle S.A. received a communication from the Ministry of Public Treasury of the Province of San Luis giving notice of the termination of the Financial Agent Contract that Banco Supervielle has with the Province, effective as of February 28, 2017. The communication also states that, without prejudice to the exercise of the right to terminate the contract, the Province may continue to operate with the Bank until a new financial agent is selected.

Since February 2017, the Bank has continued rendering financial services to the Government of San Luis Province and its employees.

On June 7, 2018, the Province ratified said agreement over a 12-month period, thus regularizing the Bank´s role as exclusive payment agent, which has not been interrupted since 20 years ago. Such agreement has been renewed several times and according to the last renewal signed, it expires on November 30, 2020.

In January 2019, the government of San Luis Province disclosed the terms and conditions of the auction to be held by the Province for the new financial agent agreement. The Bank submitted its offer on March 15, 2019. Only two offers were submitted. On December 6, 2019, the Government of San Luis issued Decree N°8589 by means of which the auction was closed without assigning such financial agent agreement.

As of these financial statements, the Bank continues rendering financial services to the government of San Luis province and its employees.

18.	FINANCIAL RISK FACTORS

Comprehensive Risk Management is a key discipline for financial institutions. The Group intends to create, through its subsidiaries, a solid and efficient organization in risk management, the framework for an optimal use of its capital and to identify business opportunities in the markets and geographic regions in which it operates, seeking the best risk-reward balance for its shareholders. The risk management framework is communicated to the entire organization and strives to strike a balance between a strong risk culture and being an innovative company, focused on its customers and recognized for its agile, easy and friendly operating style.

The Company's Board of Directors considers that its criteria and guidelines regarding risk management are a key part of its Corporate Governance. The risks to which the Group is exposed are inherent to the financial industry, such as credit, the market, interest rate, liquidity, operational risk, reputation and strategic risk. In addition, the Group is exposed to the risk of securitization, given its leadership role on this issue.

Financial risk factors

Credit risk

The Integral Risk Committee approves credit risk strategies and policies submitted in accordance with recommendations provided by the Integral Risk Corporate Department, the Credit Corporate Department and commercial sectors and in compliance with regulations set by the Argentine Central Bank. The credit strategy and policy is aimed at the development of commercial opportunities within the framework and conditions of the Group´s business plan, while keeping suitable caution levels in face of the risk.

Policies and procedures enable the definition of accurate aspects aimed at the deployment of the Group´s Strategy related to the administration of credit risk; among them, the Group´s criteria to grant loans, credit benefits and powers, types of products and the way in which the structure is organized, among other aspects. Likewise, the Group relies on an integral risk policy where aspects related to general key risk governance as well as specific manuals and procedures that include, among others, all relevant regulations issued by the Argentine Central Bank.

The Group´s credit risk management policies are applied to corporate and individuals. To such ends, a customer segmentation has been defined for Corporate Banking and Personal and Business Banking.

The Group focuses on supporting companies belonging to sectors with potential, and successful in their activity. Within the range of credit products offered for the business segment, the Group aims to develop and lead the factoring and leasing market, as well as to be a benchmark in foreign trade.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Within Corporate Banking, we seek a solid proposal for medium and large companies’ market, seeking to maintain proximity with clients through service centers, agreements with clients throughout their value chain, and providing agile responses through existing credit processes.

Regarding Personal and Business Banking, in addition to payroll and senior citizens segments, special focus is placed on Entrepreneurs and SMEs, SMEs as well as the Banks´s Identité segment.

In the case of CCF, the focus is consumer finance, fundamentally in granting personal loans, credit cards and car loans.

The area of Capital Markets and Structuring targets the trust business segment; placement of assets in the capital market through financial trusts and debt securities, own and of third parties; and for its part, the area of Treasury and Finance has the Trading Desk within its scope. Among traded products are: interbank call, REPO transactions, corporate call, securities from public sector and monetary policy instruments of the Central Bank, acquisition of consumer portfolios, third-party financial trusts, negotiation of financial derivatives (futures, rate swaps, etc.), among others.

The Group is willing to carry out a strategy that enable it to address its contractual commitments, both under normal market conditions and adverse situations. Therefore, the Group relies on scoring and rating models to estimate probability of default (PD) for the different client portfolios. As for risk appetite framework, the Group relies on cut-offs for each risk-based segment that express the maximum risk to be assumed in terms of probability of default.

In addition to PD parameters, the Group relies on estimates of exposure at default (EAD) and loss given default (LGD) parameters with the purpose of estimating Group’s allowance for loan losses and the necessary economic capital to face unexpected losses that may arise due to credit risk.

The Group is aimed at keeping a diversified and atomized portfolio, in order to minimize risk concentration. To such ends, loan originationand client portfolio profiles are adjusted to each different circumstance. To this end, the entity has an indicators dashboard linked to the appetite for credit and concentration risk. The evolution of the NPL, Coverage and Cost of Risk indicators is monitored in relation to target limits established according to risk appetite and the strategy determined in the entity's business plan. Likewise, there is a portfolio limits scheme that measures balance concentration by debtor or economic group, the concentration of the main debtors, concentration by value chain, economic activities, portfolio by risk level based on the facility risk rating. and the exposure in foreign currency both at a total level and by product type.

Credit Risk Measurement Models

The Entity relies on models aimed at estimating the distribution of potential credit losses in its credit portfolio, which depend on defaults by the counterparties (PD – Probability of Default), as well as the assumed exposure to such defaults (EAD –Exposure At Default) and the recoveries of each defaulted loan (LGD – Loss Given Default).

Based on the aforementioned, the Group has developed a Risk-Adjusted Return on Capital (RAROC) model.

Regarding CCF, it also has estimates of the aforementioned parameters related to credit risk and a monitoring model of the RAROC Measurement metric.

The Group has deepened its work on the expected loss methodologies under IFRS 9, focusing on methodological improvements in the estimation of parameters (PD, EAD and LGD), aligning the definition of the parameters to the credit process. The forward looking model has been redesigned including more variables and openings. Likewise, effects resulting from the pandemic have been evaluated and incorporated into the expected loss calculation.

Allowances for loan losses calculation

Based on the results of the PD (probability of default), EAD (exposure at the time of default) and LGD (loss in the event of default) estimates, the associated statistical forecast is calculated.

Allowances for loan losses calculation is based on models that analyzes the Group’s own portfolio information to estimate, in global terms, the average value of the loss distribution function over an annual term (expected credit loss). The expected credit loss is determined based on PD, EAD, and LGD loss factors.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Economic Capital Calculation

The economic capital for credit risk is the difference between the portfolio’s value at risk (according to the confidence level for individuals of 99.9% and for companies of 99%) and the expected credit losses.

The Group relies on economic capital models for credit risk (one for individuals and another for companies). Such quantitative models include the exacerbation of capital by concentration risk and Securitization Risk. In the economic capital calculation models a one year holding period is used, except from factoring exposures where a six month holding period is used.

Counterparty Risk Management

The Group relies on a Counterparty’s Risk Map approved by the Credit Committee where the following limits are defined for each counterparty according to the Group’s risk appetite: credit exposure and settlement limits, foreign exchange settlement risk, securities settlement risk and Repo transactions settlement risk, among other.

Regarding the economic capital for the counterparty’s risk, it is included in the Economic Capital Quantitative Model for Credit Risk.

Impairment of Financial Instruments

Those credits classified as irrecoverable are eliminated from assets, recognizing them in off-balance sheet accounts. Their balance as of December 31, 2020 and 2019 amounts to 7,198,080 and 5,240,360 respectively.

Market risk

Group defines Market Risk as the risk resulting from deviations in the trading portfolio value as a result of market fluctuations during the period required for the settlement of portfolio positions.

The Risk Department’s measurement, control and follow-up perimeter covers those operations where certain loss risk in the Group ´s shareholders equity value is assumed, as a result of changes in market factors. Such risk results from the variation in risk factors under evaluation (interest rate, exchange rate, market price of equity instruments and options), as well as liquidity risk in the different products and markets where the Group operates.

According to its business strategy, Banco Supervielle is the component of the Group with the greatest exposure to this risk. On the other hand, Cordial Compañía Financiera has a minimum exposure to market risk and associated with liquidity management purposes. That is why market risk controls present a greater level of detail and emphasis on Banco Supervielle's trading portfolio.

With the purpose of measuring the risk of positions homogeneously and therefore, setting a limit and threshold structure to support management and control schemes, Banco Supervielle uses the VaR model (Value at Risk), which defines the maximum expected loss to be recorded in a financial asset portfolio in normal market conditions, within a certain period of time and at a pre-established confidence level. Indicators obtained from this enable the Group to identify a potential market risk and take preventive measures.

Market risk management is focused on the trading portfolio managed by the Trading desk, although there is also a broader control including managed positions with liquidity management objectives. For this reason, in terms of the broader trading portfolio, the controls are limited to the exposure to the assumed risk, measured using the VaR methodology, in relation to the regulatory capital (RC). In addition, a control is carried out on the VaR by group of assets, thus limiting the risk that the Entity can assume in each group of assets considered in isolation. The objective is to incorporate an element of alert to credit events or break in the correlations between groups of assets, events that may escape the consideration of a diversified VaR.

The controls over the Trading desk are more exhaustive. Approved strategies and policies are reflected in what is known internally as a unified Risk Map document, where detailed operations enabled by the Trading desk can be explained in detail. In the same document the entire framework of controls that translate the risk appetite with which the Entity is willing to operate is exposed. In this way, limitations are established on the open position in certain financial instruments, VaR limit on the diversified portfolio, maximum allowable loss amount before executing the stop loss policy and conditions that could lead to the execution of a stop strategy gain. The entire control scheme is complemented by action plans that must be implemented once a violation occurs within the limits established therein.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The exposure to the Group's exchange rate risk at the end of the year by currency type is detailed below:

	Balances as of 12/31/2020				Balances as of 12/31/2019
Currency	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
US Dollar	41,990,008	35,304,336	529	6,686,201	50,991,646	50,143,529	-	848,117
Euro	973,974	785,018	-	188,956	807,436	783,009	-	24,427
Others	293,119	6,208	-	286,911	199,363	5,028	-	194,335
Total	43,257,101	36,095,562	529	7,162,068	51,998,445	50,931,566	-	1,066,879

Financial assets and liabilities are presented net of derivatives, which are disclosed separately. Derivative balances are shown at their Fair Value at the closing price of the respective currency.

The table above includes only Monetary Assets and Liabilities, since investments in equity instruments and non-monetary instruments does not generate foreign exchange risk exposure.

A sensitivity analysis was performed considering reasonably possible changes in foreign exchange rates in relation to the Group's functional currency. The percentage of variation used in this analysis is the same the Group used in its Business Plan and Projections.

		12/31/2020			12/31/2019
Currency	Variation	P/L	Equity	Variation	P/L	Equity
US Dollar	40.20%	2,687,853	2,687,853	31.9%	270,549	270,549
	(40.20)%	(2,687,853)	(2,687,853)	(31.9)%	(270,549)	(270,549)
Euro	40.20%	75,960	75,960	31.9%	7,793	7,793
	(40.20)%	(75,960)	(75,960)	(31.9)%	(7,793)	(7,793)
Other	40.20%	115,338	115,338	31.9%	61,993	61,993
	(40.20)%	(115,338)	(115,338)	(31.9)%	(61,993)	(61,993)
Total	40.20%	2,879,151	2,879,151	31.9%	340,335	340,335
	(40.20)%	(2,879,151)	(2,879,151)	(31.9)%	(340,335)	(340,335)

Sensitivity Analysis

It is important to note that within the daily report provided to the trading desk for the monitoring of the exposure to assumed risk, the Financial Risk Management makes a comparison between the profitability obtained and the implicit risk for each asset. When using a diversified VaR methodology, it is important to provide information related to the contribution that each asset in the portfolio makes to the aggregate VaR measurement, and fundamentally if this asset generates risk diversification or not. That is why, within the variables included in the daily report, the VaR component of each asset is included, thus allowing a sensitivity analysis on the impact of each asset on the total risk.

With the aim of improving the assumed risk analysis through the use of alternative measurement metrics, the Group recognizes the change in market conditions on exposure to risk through an adjustment to the volatilities used in the VaR calculation. According to the methodology used, the returns of assets registered in more recent dates have a greater incidence in the calculation of volatilities. In parallel, the Entity performs a measurement and monitoring of the assumed risk through the application of an expected shortfall methodology, analyzing the universe of unexpected losses located in the distribution queue beyond the critical point indicated by VaR.

Economic capital calculation

Banco Supervielle adopts the diversified Parametric VaR methodology for the calculation of market risk economic capital, both at a consolidated and individual level. It should be noted that in the case of Cordial Compañía Financiera, according to the provisions established by the Argentine Central Bank, its Board of Directors has chosen to quantify its needs for economic capital by applying a simplified methodology. According to this methodology, the aggregate economic capital arises from the following expression:

EC = (1,05 x MC) + max [0; ΔEVE – 15 % x bS)]

Where, EC: economic capital according to profile’s risk (ICAAP).

MC: Minimum capital requirement in accordance with Argentine Central Bank regulations.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

ΔEVE (Economic Value): measure of interest rate risk calculated according to the Standardized Framework bS (Basic Shareholders’ equity) : Tier 1 capital.

Interest Rate Risk

Interest Rate Risk is the risk derived from the likelihood that changes in the Group’s financial condition occur as a result of market interest rate fluctuations, having effect on its financial income and economic value. The following are such risk factors:

✓	Different terms maturity and interest rate re-adjustment dates for assets, liabilities and off balance sheet items.

✓	Forecast, evolution and volatility of local interest rates and foreign interest rates.

✓	The basis risk that results from the unsuitable correlation in the adjustment of assets and liabilities interest rates for instruments that contain similar revaluation features;

The Group’s interest rate risk management model, includes the analysis of interest rates gaps. Such analysis enables the basic explanation of the financial statement structure as well as the detection of interest rate risk concentration along the different terms. Special attention focuses on the accumulated gap during the first ninety days, as it is the holding period used when evaluating exposure to interest rate risk in each of the entities and due to its relevance when evaluating actions that may modify the structural balance positioning.

The interest rate risk management is aimed at keeping the Group’s exposure within those levels of risk appetite profile validated by the Board upon changes in the market interest rates.

To such ends, the interest rate risk management relies on the monitoring of two metrics:

✓	MVE – VaR Approach: measures the difference between the economic values estimated given the interest rate market curve and said value estimated given the interest rate curve resulting from the simulation of different stress scenarios. The Group uses this approach to calculate the economic capital for this risk.

✓	NIM – EaR Approach: measures changes in expected accruals over a certain period of time (12 months) upon an interest rate curve shift resulting from a different stress situation simulation practices.

With the publication of Communication "A" 6397, the Argentine Central Bank presented the applicable guidelines for the treatment of interest rate risk in the investment portfolio. The regulation makes a distinction between the impact of fluctuations in interest rate levels on the underlying value of the entity's assets, liabilities and off-balance sheet items (economic value or MVE), and the alterations that such movements in the interest rate may have on sensitive income and expenses, affecting net interest income (NII). This same criterion had already been adopted by Banco Supervielle, so that the new regulations implied a readaptation of the management model to the suggested measurement methodology, maintaining some criteria and incorporating others.

As established by the regulator, both Banco Supervielle and Cordial Compañia Financiera must use the Standardized Framework described in point 5.4. of the Communication "A" 6397 for the measurement of the impact on the economic value of the entities (ΔEVE) of six proposed disturbance scenarios. These scenarios include parallel movements in the curves of market interest rates upwards or downwards, flattening or steepening of the slope of these curves, as well as an increase or decrease in short-term interest rates. A base curve of market interest rates is considered for each of the significant currencies in the financial statement of each entity. According to the applicable regulation, Banco Supervielle has to use an internal measurement system (SIM) for measurement based on results (ΔNIM). This requirement is not applicable to Cordial Compañía Financiera. It is important to highlight that Banco Supervielle, which has not been qualified by the Argentine Central Bank as having a local systemic importance (D-SIB), is not legally bound to have its own internal measurement system (SIM) for the measurement based on economic value (ΔEVE).

Beyond the regulatory provisions, it is important to note that both Banco Supervielle and Cordial Comapñia Financiera have been working with internal measurement systems (SIM) to measure the impact of rate fluctuations, both on economic value (ΔEVE) and on results (ΔNIM). The development of these systems included the definition of assumptions for the determination of the maturity flow of different lines of assets and liabilities without defined maturity or with implicit or explicit options of behavior.

During 2020 an important methodological change was implemented, since the Entity decided to align itself with the provisions of the Standardized Framework in relation to assets and liabilities with Units of Purchasing Power (UVA) adjustment and stopped considering them as susceptible to interest rate risk in the risk calculation with its internal measurement systems (SIM).

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Following good practices in risk management and with the aim of ensuring the goodness of fit of the internal models used, a backtesting methodology was developed applicable to the results obtained with the interest rate risk measurement tool (approach MVE-VaR). Specifically, an evaluation of the discount rates projected in the critical scenario is carried out.

Improvements were made to the dynamic rate GAP measurement tool, allowing various sensitivity exercises to be carried out in a year characterized by a changing context and numerous regulations that altered financial margins.

Economic Capital Calculation

As a first step to calculate economic capital, Banco Supervielle calculates its exposure to interest rate risk from the MVE-EaR (economic value) approach of its internal measurement system (SIM), using a holding period of three months (90 days) and a confidence level of 99%. This quantitative model includes the exacerbation of capital by securitization risk. The result obtained is compared with the worst result of the alterations proposed in the six scenarios proposed by the Standardized Framework, with the resulting economic capital being the worst of both measurements (SIM and Standardized Framework).

In the case of Cordial Compañía Financiera, as mentioned above, the Entity's Board of Directors has chosen to quantify its needs for economic capital by applying a simplified methodology. With regard to interest rate risk, the Group measures the impact of fluctuations in market interest rates on the economic value based on the application of the Standardized Framework. In the event that the worst ΔEVE of the six scenarios proposed by the regulation exceeds 15% of the basic net worth (capital level one) of the Entity, the sum of the economic capital calculated according to the simplified methodology would be increased by said excess.

The exposure to interest rate risk is detailed in the table below. It presents the residual values and average rate of the assets and liabilities, categorized by date of renegotiation of interest or expiration date, the lowest.

	Term in days
	Up to 30	From 30 to 90	from 90 to 180	from 180 to 365	More than 365	Total

Assets and Liabilities	To 12/31/2020
Total Financial Assets	94,212,108	23,283,810	21,884,220	13,991,605	76,333,380	229,705,123
Total Financial Liabilities	(110,298,588)	(23,704,722)	(5,066,130)	(1,500,505)	(69,482,671)	(210,052,616)
Net Amount	(16,086,480)	(420,912)	16,818,090	12,491,100	6,850,709	19,652,507

	Term in days
	Up to 30	From 30 to 90	from 90 to 180	from 180 to 365	More than 365	Total

Assets and Liabilities	To 12/31/2019
Total Financial Assets	57,417,639	20,427,549	15,594,538	16,684,376	69,002,031	179,126,133
Total Financial Liabilities	(68,842,995)	(18,271,575)	(6,965,625)	(9,086,825)	(60,866,894)	(164,033,914)
Net Amount	(11,425,356)	2,155,974	8,628,913	7,597,551	8,135,137	15,092,219

The table below shows the sensitivity to a reasonably possible additional variation in interest rates for the next year, taking into account the composition as of December 31, 2020. Variations in rates were determined considering the scenarios set by Communication "A" 6397 for the calculation of the Interest Rate Risk in the Investment Portfolio. The parameters taken as a base and or budgeted by the Bank for fiscal years 2020 and 2019 and the changes are considered reasonable possible based on the observation of market conditions:

	12/31/2020		12/31/2019
Concepto	Additional variation in the interest rate	Increase / (decrease) in the income statement	Additional variation in the interest rate	Increase / (decrease) in the income statement
Decrease in the interest rate	4% ARS; 2% USD	(433,698)	4% ARS; 2% USD	(486,558)
Increase in the interest rate	4% ARS; 2% USD	430,992	4% ARS; 2% USD	354,392

If the market interest rates for instruments denominated in pesos decreased by 4 percentage points and f 2 percentage points for those denominated in US dollars, net income for the year would decrease by 433,698 and 486,558 as of the end of December 31, 2020 and 2019 respectively. On the contrary, if the interest rates increased in equal measure, net income for the year would increase by 430,992 and 354,392 respectively.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Liquidity Risk

The Group defines Liquidity Risk as the risk of assuming additional financing expenses upon unexpected liquidity needs. Such risk results from the difference of sizes and maturities between the Group’s assets and liabilities. Such risks involve the following:

✓	Funding Liquidity Risk means the risk to obtain funds at normal market cost when needed, based on the market’s perception of the Group.

✓	Market Liquidity Risk means the risk resulting from the Group’s incapacity to offset an asset position at market price, as a consequence of the following two key factors:

•	Assets are not liquid enough,

•	Changes in the markets where those assets are traded.

Liquidity and concentration indicators of funding sources are used to determine the tolerance to this risk, starting from the most restrictive definitions to the most comprehensive ones.

The following are the main core metrics used for liquidity risk management:

✓	LCR (Liquidity Coverage Ratio): measures the relation between high quality liquid assets and total net cash outflows over a 30-day period. The Group estimates this indicator on a daily basis, having met during the year the minimum value established by law, as well as that established internally based on their risk appetite.

✓	Net Stable Funding Ratio (NSFR): measures the ability of the Group to fund its activities with sufficiently stable sources to mitigate the risk of future stress situations arising from its funding. The Group calculates this indicator on a daily basis, having complied with the minimum value required by the regulator and that that established internally based on its risk appetite.

✓	Coverage of Remunerated Accounts and Pre-Payable Term Deposits this indicator is aimed to reduce funding dependence of unstable sources in non-liquid scenarios.

In addition, the Assets and Liabilities Committee performs a daily monitoring of some follow-up metrics . Such indicators are used to analyze the main components of LCR while assessing the Group’s liquidity condition and warning upon trend changes that may affect the guidelines set by the risk appetite policy. Additionally, within these monitoring indicators, Committee assess for the availability of liquid assets to respond to an eventual withdrawal of more volatile deposits, such us remunerated sight accounts and deposits of the public sector in foreign currency.

During 2020 the local financial market operated with high levels of liquidity due to the impact of restrictions on mobility, the consequent drop in the level of economic activity and the strong monetary issue faced by the Central Bank of Argentina to cover the needs of assistance to the sectors affected by the COVID-19 pandemic. This strong initial growth of the monetary base had its correlation in the use of LELIQ and Pasive Repo by the monetary authority as an absorption mechanism. In line with the aforementioned, Banco Supervielle experienced strong growth in demand balances, both for retail and institutional clients. The latter, with their correlate in loans to the Central Bank of Argentina via LELIQ and / or Repo, counteracted the positive effect of growth in retail balances and put pressure on the LCR, which was effectively managed throughout the year, staying within comfort values established by the Board of Directors.

Liquidity in dollars strengthened throughout the year. On the one hand, the strong drop in deposits that began in August 2019 gradually diminished until reaching a reversal and slightly positive monthly variations towards the end of 2020. This was combined with an active management of loan collections in dollars, which is reflected in a significant fall in balances on this line of the balance sheet.

Economic capital calculation

The Group relies on the following elements that ensure the suitable management of this type of risk:

✓	Broad liquidity indicators dashboard, to monitor liquidity levels. Each indicator relies on its relevant threshold and limit, which are monitored on a daily basis by the Risk Area (sending due warnings upon violation cases), on a byweekly basis by the Assets and Liabilities Committee (ALCO) and on a monthly basis by the Integral Risk Committee. Likewise, a weekly report is drawn up and sent to members of the Integral Risk Committee, ALCO and the Board.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

✓	Indicators that measure the concentration of funding sources, establishing the Group’s risk appetite.

✓	Development and monitoring of new liquidity coverage and leverage indicators set by the Argentine Central Bank in compliance with Basle III route map.

✓	Different liquidity risk follow-up tools have been added, including a disaggregate assessment of contractual term mismatches and funding concentration reports, by counterparty, product and significant currency. The accuracy of the information required for such reports contributed to the improvement of our Risk Management Information System (MIS).

✓	The liquidity coverage ratio is used to assess the Group’s capacity to meet liquidity needs over a 30-day period within a stress scenario described by the Argentine Central Bank. The follow-up of this indicator is carried out on a daily basis, keeping the Group’s liquidity director and officials updated on its evolution.

✓	Permanent monitoring of limit and threshold compliance in virtue of the stable funding ratio (NSFR).

✓	Individual stress tests, carried out on a daily basis upon an eventual critical scenario of a sudden withdrawal of deposits and its impact on the minimum cash position and LCR.

✓	Intraday liquidity monitoring tools as indicated above.

✓	Regarding contingency plans, the Group follows a policy that ensures the application of its guidelines in stress tests, according to the decision taken by ALCO Committee and Integral Risk Committee.

The Risk management framework described herein enables a suitable liquidity condition; therefore, the Group considers the economic capital estimation unnecessary to cover such risk, as long as the Group’s solvency should not be affected once the stress tests contingency plan have been implemented.

Below is an analysis of the assets and liabilities maturities, determined based on the remaining period as of December 31, 2020 until the contractual maturity date, based on undiscounted cash flows:

As of 12/31/2020	Less than 1 month	From 1 to 6 months	From 6 to 12 months	From 1 to 5 years	More than 5 years	Total
TOTAL ASSETS	106,974	51,892	16,565	62,649	33,851	271,931
TOTAL LIABILITIES	121,539	21,223	8,925	18,478	5,548	175,713

19.	INTERNATIONAL FINANCING PROGRAMS

In December 2017, Banco Interamericano de Desarrollo (BID) granted Banco Supervielle S,A, a loan (tranche A) for USD 40,000,000, USD 35,000,000 of which are settled over a three-year term and the remaining USD 5,000,000 over a five-year term, In June 2018, the Bank was granted a loan (tranche B) for USD 93,500,000, USD 40,000,000 are settled over a year term and the remaining USD 53,500,000 are settled over ywo years and a half. As of December 31, 2020, Tranche B was canceled in its entirety, and the USD 35,000,000 of Tranche A.

In turn, in September 2019, the Entity was granted a senior non-guaranteed syndicated loan for USD 80,000,000 (eighty million US Dollars) at a three-year term and a Libor interest rate +3,40% by the FMO, the Dutch development bank, as organizer, and Proparco, a subsidiary of the French Development Agency, Such funds were immediately allocated among Small and Medium Size Companies Clients of our portfolio who run their businesses in regional exporting economies in different sectors. During the month of November 2020, the first capital installment for USD 20,000,000 was paid.

It is worth to be mentioned that such agreement is subject to the compliance of certain financial covenants, certain “do and do not do” conditions as well as certain reporting requirements.

As of December 31, 2019, the Entity did not meet the non-performing loan ration nor the coverage.Therefore, on January 29, 2020, the Entity started the process to receive a waiver with BID, which was made effective on February 18, 2020. As a result of such waiver, BID waives its right to accelerate such debt resulting from the breach in non-performing loan ratios and coverage ratios over a period that started on October 1, 2019 and finished in December 31, 2019, Likewise, on April 16, 2020 new exemptions were requested thus extending the agreed terms until April 30, 2020.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

On August 11, 2020, a new amendment was agreed that extends the agreed deadlines from May 1, 2020 to December 31, 2020.

As of December 31, 2020 the Bank was in compliance with the financial covenants of both loans.

20.	BUSINESS COMBINATIONS

-	EASY CAMBIO S.A.

On October 16, 2020, the Group acquired 100% of the capital stock of Easy Cambio S,A, for a total price of $13,7 millons, a company authorized by the Central Bank of the Argentine Republic as Exchange Agent, in order to expand the offer of financial services provided to individual clients throughout the country,

The amounts recognized as of the date of acquisition for each main class of assets acquired and liabilities assumed are(expressed in the currency of the acquisition date):

Fair Value
Cash and Due from Banks	6,474
Other Assets	1,240
Miscellaneous obligations	(28)
Net identifiable assets acquired	7,686

Consideration of the acquisition:
- Amount paid net of expenses	14,978
Net cash flow used - investment activities	14,978

Goodwill	7,292

The goodwill determined is attributable to the synergies that exist between the Easy Cambio S,A, business, and that of the Group. If the acquisition had occurred on January 1, 2020, Grupo Supervielle's net result would have been 3,411,124.

21.	OFFSETTING OF FINANCIAL ASSET AND LIABILITIES

A financial asset and a financial liability shall be offset and the net amount presented in the statement of financial position when, and only when, the Group fulfill with paragraph 42 of IAS 32, and currently has a legally enforceable right to set off the recognized amounts; and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

In addition, the Group has master netting arrangement that not satisfies the offsetting criteria but creates a right of set-off that becomes enforceable and affects the realization or settlement of individual financial assets and financial liabilities only following a specified event of default or in other circumstances not expected to arise in the normal course of business.

As of December 31, 2020 and 2019, the amount of assets and liabilities subject to a master netting arrangement not offset is as follows:

			Net in Financial	Amounts subject to a master netting arrangement not offset
12/31/2020	Gross amount (a)	Amount offset (b)	Statements (c) = (a) – (b)	Financial asset / (Financial liability)	Collateral	Net amount
Credit cards transactions	-	-	-	(3,143,567)	487,207	(2,656,360)
Derivatives instruments	103,093	40,322	143,415	-	-	-
Total	103,093	40,322	143,415	(3,143,567)	487,207	(2,656,360)

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

			Net in Financial	Amounts subject to a master netting arrangement not offset
12/31/2019	Gross amount (a)	Amount offset (b)	Statements (c) = (a) – (b)	Financial asset / (Financial liability)	Collateral	Net amount
Credit cards transactions	-	-	-	(3,115,913)	827,175	(2,288,738)
Derivatives instruments	423,353	(72,673)	350,680	-	-	-
Total	423,353	(72,673)	350,680	(3,115,913)	827,175	(2,288,738)

			Net in Financial	Amounts subject to a master netting arrangement not offset
01/01/2019	Gross amount (a)	Amount offset (b)	Statements (c) = (a) – (b)	Financial asset / (Financial liability)	Collateral	Net amount
Credit cards transactions	-	-	-	(3,317,186)	1,109,154	(2,208,032)
Total	-	-	-	(3,317,186)	1,109,154	(2,208,032)

22.	CURRENT/NON-CURRENT DISTINCTION

The group has adopted the presentation of all assets and liabilities in order of liquidity due to this presentation provides information that is reliable and more relevant.

The amounts expected to recover or cancel assets and liabilities as of December 31, 2020 and 2019 and January 1, 2019 are set out below, considering:

a) those expected to be recovered or canceled within the following twelve months after the reporting period, and

b) those expected to be recovered or canceled after twelve months after that date.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2020			12/31/2019			01/01/2019
	12 months	More than 12 months	Total	12 months	More than 12 months	Total	12 months	More than 12 months	Total
ASSETS
Cash and due from banks	36,674,869	-	36,674,869	35,945,321	-	35,945,321	70,551,282	-	70,551,282
Cash	12,792,522	-	12,792,522	11,913,810	-	11,913,810	10,030,991	-	10,030,991
Argentine Central Bank	19,623,684	-	19,623,684	21,683,566	-	21,683,566	57,359,875	-	57,359,875
Other local financial institutions	4,106,336	-	4,106,336	2,307,228	-	2,307,228	3,138,638	-	3,138,638
Others	152,327	-	152,327	40,717	-	40,717	21,778	-	21,778
Debt Securities at fair value through profit or loss	9,871,903	-	9,871,903	773,959	-	773,959	31,439,537	-	31,439,537
Derivatives	143,944	-	143,944	350,679	-	350,679	33,349	-	33,349
Reverse Repo transactions	22,354,735	-	22,354,735	-	-	-	-	-	-
Other financial assets	4,284,340	-	4,284,340	2,875,979	-	2,875,979	4,347,282	-	4,347,282
Loans and other financing	75,732,012	30,242,973	105,974,985	85,382,991	35,645,582	121,028,573	80,257,621	83,352,093	163,609,714
To the non-financial public sector	12,632	10,898	23,530	9,552	29,749	39,301	15,761	52,936	68,697
To the financial sector	12,062	-	12,062	44,739	43,095	87,834	750,131	84,548	834,679
To the Non-Financial Private Sector and Foreign residents	75,707,318	30,232,075	105,939,393	85,328,700	35,572,738	120,901,438	79,491,729	83,214,609	162,706,338
Other debt securities	29,240,741	12,023,408	41,264,149	14,049,153	479,158	14,528,311	2,736,867	6,475,938	9,212,805
Financial assets in guarantee	4,904,935	-	4,904,935	7,261,332	-	7,261,332	4,197,176	6,505	4,203,681
Current income tax assets	-	-	-	139,487	-	139,487	1,283,027	9,782	1,292,809
Investments in equity instruments	19,954	96,374	116,328	-	19,847	19,847	-	21,789	21,789
Property, plant and equipment	-	7,103,638	7,103,638	-	5,450,311	5,450,311	-	4,536,193	4,536,193
Investment Property	-	5,997,945	5,997,945	-	5,520,143	5,520,143	-	865,687	865,687
Intangible assets	-	6,782,538	6,782,538	-	5,929,802	5,929,802	-	5,626,709	5,626,709
Deferred income tax assets	451,540	2,569,243	3,020,783	364,030	1,417,669	1,781,699	9,651	1,065,575	1,075,226
Otros activos no financieros	717,343	635,537	1,352,880	1,027,543	734,525	1,762,068	370,845	3,392,911	3,763,756
Inventories	70,964	-	70,964	60,521	-	60,521	146,428	-	146,428
Other non-financial assets	-	-	-	-	-	-	5,864	-	5,864
TOTAL ASSETS	184,467,280	65,451,656	249,918,936	148,230,995	55,197,037	203,428,032	195,378,929	105,353,182	300,732,111

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2020			12/31/2019			01/01/2019
	12 months	More than 12 months	Total	12 months	More than 12 months	Total	12 months	More than 12 months	Total
LIABILITIES
Deposits	178,641,219	375	178,641,594	121,174,620	1,635	121,176,255	198,578,765	181,321	198,760,086
Non-financial public sector	7,911,255	-	7,911,255	7,447,131	-	7,447,131	23,258,016	-	23,258,016
Financial sector	57,416	-	57,416	38,253	-	38,253	52,851	-	52,851
Non-financial private sector and foreign residents	170,672,548	375	170,672,923	113,689,236	1,635	113,690,871	175,267,898	181,321	175,449,219
Liabilities at fair value through profit or loss	2,002,005	-	2,002,005	258,060	-	258,060	561,448	-	561,448
Derivatives	1,995	-	1,995	-	-	-	197,328	-	197,328
Repo Transactions	-	-	-	435,401	-	435,401	-	-	-
Other financial liabilities	6,815,543	714,142	7,529,685	11,648,366	763,020	12,411,386	10,465,839	367,284	10,833,123
Financing received from the Argentine Central Bank and other financial institutions	5,521,544	329,868	5,851,412	11,827,975	448,635	12,276,610	14,993,485	1,829,552	16,823,037
Unsubordinated debt securities	3,155,866	1,070,882	4,226,748	5,830,503	2,455,660	8,286,163	4,508,759	14,983,094	19,491,853
Current income tax liability	1,288,267	-	1,288,267	-	-	-	1,656,517	-	1,656,517
Subordinated debt securities	1,140,469	-	1,140,469	1,790,228	1,095,800	2,886,028	54,743	2,843,362	2,898,105
Provisions	42,181	638,911	681,092	9,076	892,127	901,203	24,379	157,646	182,025
Deferred income tax liability	42,005	-	42,005	643,354	-	643,354	201,980	309,940	511,920
Other non-financial liabilities	10,325,369	1,820,723	12,146,092	8,907,109	2,289,050	11,196,159	9,646,214	1,699,848	11,346,062
TOTAL LIABILITIES	208,976,463	4,574,901	213,551,364	162,524,692	7,945,927	170,470,619	240,889,457	22,372,047	263,261,504

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

23.	IMPACT OF COVID-19 ON GROUP`S OPERATIONS

The Group operates in a complex economic context which main variables have been featured by strong volatility at a national and international level.

The pandemic outbreak in March 2020 produced by Covid-19 has had significant consequences globally, most countries implemented a series of unprecedented restrictions.The different sanitary restricting measures produced, to a greater or lesser extent, an almost immediate impact on economies which witnessed the quick fall of production and activity indicators. Accordingly, most governments implemented fiscal aid packages to sustain part of the population’s income and reduce the risk of breaches in payment chains; thus, avoiding a financial and economic crisis as well as companies´ bankruptcies, Argentina was not the exception and the Government took action in the wake of the pandemic,

The Argentine economy was in a recessive process and the pandemic outbreak in March 2020 turned the scenario even more complex. The country is expected to close 2020 with activity fall,

The following are the main local indicators:

•	GDP estimated fall (EMAE) as of December 2020 amounted to a 10,0%,

•	Accrued inflation between January 1, 2020 and December 31, 2020 amounted to a 36,1% (Consumer Price Index - CPI),

•	Between January 1, 2020 and December 31, 2020, the peso recorded a 40% depreciation against the USD, according to the Exchange rate released by Banco de la Nación Argentina,

•	The monetary authority implemented additional Exchange restrictions which, in turn, affected the foreign currency value in existing alternative markets for certain Exchange operations restricted in the official market,

These measures, aimed at restricting the access to the exchange market with the purpose of containing the demand of dollars, entail the Argentine Central Bank´s prior authorization request for certain operations; thus, the following operations impact for the society:

−	Payment of dividends and earnings to non-residents

−	Payment of financial loans granted to non-residents: those companies that register scheduled capital maturities between 10/15/2020 and 03/31/2021 shall submit a capital refinancing program of at least the 60%, with new external indebtedness and an average life of two years and shall be allowed to acquire only the equivalent to the 40% of agreed-upon capital commitments

−	Payment of debt securities issuance with public registration

−	Payment of indebtedness among residents in foreign currency

Additionally, the exchange regime mandated the registration and settlement of funds resulting from the following operations and concepts in local currency:

−	Exports of goods and services

−	Collection of prefinancings, advances and post-financing of exports of goods

−	Exports of services

−	Disposal of non-produced non-financial assets

−	Disposal of external assets

Such exchange restrictions, or those to be issued, might affect the Group's capacity to access the Mercado Único y Libre de Cambios (MULC) for the acquisition of necessary foreign currency to address financial obligations, Assets and liabilities in foreign currency as of December 30, 2020 have been estimated in accordance with MULC´s quotations in place,

Likewise, in October 2020, the Government launched a set of measures aimed at contributing with the development of exportable goods and promoting the local market and construction industry,

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

With the purpose of mitigating the economic crisis, the Argentine Central Bank issued the following set of pre-emptive measures:

•     Communication “A” 6937 reduced the restriction over the maximum position in liquidity bills of the Argentine Central Bank (LELIQ) with the purpose of making liquidity available and encouraging credit line provisions for Small and Medium Size Companies at a preferential rate (Not exceeding 24% annually). Communication “A” 7054 modified the standards on Minimum Cash” due to the authorization of financing lines at a 24% subsidized rate, which includes a special tranche for investments in national capital goods and another tranche with minimum requirements for companies that have not had access to banking loans. As from July 1, 2020, “Medium and Small Size Clients” are included in the item of “Decrease of minimum cash demand in average in pesos” provided such funds are allocated in the acquisition of machinery and equipment produced for national Small and Medium Size companies, among other modifications, As of the date of these financial statements issuance, loans of 24% rates and 0% rates have been granted for 10,7 billion and 819 million respectively. As from October 16, 2020, through Communication “A” 7140, regulations on “Financing line for productive investments of Small and Medium Size companies were enforced,

•     Communications “A” 6942 and “A” 6949, determined the postponement of the maturity of loans granted by local financial institutions that would become effective on March 20 and April 12, and cancelled any punitive interest over unpaid balances in loans granted by financial entities. Communication “A” 7044 and “7107” extended maturities for loans granted by local financial entities until December 31, 2020 and unpaid installments are deferred until such loan’s life termination. Through Communication “A” 7181 it was extended until March 31, 2021,

•      Communication “A” 6939 suspended, until June 30, 2020, the distribution of dividends for financial entities, Such measure was extended through Communication “A” 7035 until December 31, 2020. Through Communication “A” 7181 it was extended until March 31, 2021,

•      Communication “A” 6945 established that, until June 30, 2020, any operation carried out through ATMs shall not be subject to any charge or commission. Communication “A” 7107 extended such term until December 31, 2020, Through Communication “A” 7181 it was extended until March 31, 2021,

•      Communications “A” 6964 and 7095 automatically refinanced unpaid balances of credit card financing to be registered between April 1, 2020 and April 30, 2020 and between September 1, 2020 and September 30, 2020 respectively. Such balances have been refinanced over a year term with three-month grace period in 9 monthly equal and consecutive installments. Likewise, pursuant to Communication “A” 6993, the Argentine Central Bank established a zero-interest-rate financing policy, applicable only to eligible clients to be defined by the Federal Administration of Public Revenues (AFIP) in the future. Additionally, through Communication “A” 7082 opened the possibility of granting “Zero Culture Rate Loans” at 24 months under a 12-month grace period. Communication “A” 7111 extended delinquency days for 1, 2, and 3 categories over a 60-day term, Such measure is applicable until December 31, 2020. Through Communication “A” 7181 it was extended until March 31, 2021,

•      Decree 312/2020, issued by the Argentine Central Bank, suspended the closing of bank accounts. Decree 544/2020, issued on June 19, 2020, extends until December 31, 2020 the suspension of the obligation of closing bank accounts and the application of disqualification pursuant to Article 1° of Law N° 25,730, as well as the application of fines .

•      Communication “A” 6980 established that non-adjustable term deposits under ARS 1 million made up by individuals as from April 20, 2020, will entail a minimum rate of 70% of the LELIQ average auction. Communication “A” 7018 extended the scope of such measures over all term deposits regardless of their minimum amount. Later, Communication “A”7027 increased the minimum rate equivalent to 79% LELIQ average auction. And, as from August 1, 2020, an additional increase from such 79% to an 87% was set for term deposits of individuals exceeding the ARS 1 million,

The volatile and uncertain context remains as of the issuance of these financial statements,

The Group's Board of Directors monitors the evolution of variables that may affect its business; thus, defining the course of action and identifying any potential impact on its equity and financial situation. The Group's financial statements must be read in virtue of said circumstances.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of December, 31 2020 and 2019 and January 1, 2019:

	HOLDING				POSITION
Items	Level of fair value	Book value 12/31/2019	Book value 12/31/2020	Book value 01/01/2019	Without options	Options	Final Position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Argentine
Government Securities
Treasury Bill $ adj CER Mat. 05/21/21	1	2,779,504	-	-	2,779,504	-	2,779,504
Treasury Bonus linked U$S 11/30/21	1	789,538	-	-	789,538	-	789,538
Treasury Bonus linked U$S 04/29/22	1	774,667	-	-	774,667	-	774,667
Treasury Bill $ VR mat.01/29/21	1	476,999	-	-	476,999	-	476,999
Argentine National Bonus $ Badlar+200 04/03/22	1	474,334	-	-	474,334	-	474,334
Treasury Bonus BONCER 2% $ 2026	1	397,557	-	-	397,557	-	397,557
Argentine National Bonus $ Mat 10/17/23	1	361,028	-	-	361,028	-	361,028
Treasury Bonus $ Aj CER 1.50% Mat.03/25/24	1	332,965	-	-	332,965	-	332,965
Treasury Bonus $ Aj CER 1.40% Mat.03/25/23	1	292,883	-	-	292,883	-	292,883
Treasury Bill $ VR Mat.03/31/21	1	265,125	-	-	265,125	-	265,125
Treasury Bonus Linked USD 4% Mat 08/05/2021	1	429,244	-	-	429,244	-	429,244
Argentine National Bonus 2.5% $ 07/22/2021 (TC21)	1	5,407	-	-	5,407	-	5,407
Bocon – Consolidation Bonus $ 8 serie (PR15)	1	4,447	-	-	4,447	-	4,447
Treasury Bill		-	-	6,905,401	-	-	-
Others	1	1,480,942	642,679	726,895	(521,063)	-	(521,063)

Central Bank Bills
Liquidity Central Bank Bills Mat. 01/07/2021	1	298,179	-	-	298,179	-	298,179
Liquidity Central Bank Bills Mat. 01/26/2021	1	292,413	-	-	292,413	-	292,413
Liquidity Central Bank Bills Mat. 12/31/2021	1	15,000	-	-	15,000	-	15,000
Liquidity Central Bank Bills Mat		-	-	23,676,552	-	-	-

Corporate Securities
ON Ypf S.A Cl.5 $ Mat.01/24/21 CG	2	167,276	-	-	167,276	-	167,276
ON Telecom Arg $ CL.7 Mat.12/10/23	1	162,500	-	-	162,500	-	162,500
ON Telecom Arg $ CL.6 Mat.12/10/21	2	71,895	-	-	71,895	-	71,895
Vcp Pyme Catalinas Coop.3 $ Mat.04/12/20	3	-	3,530	-	-	-	-
ON Quickfood Clase 9 $ Vto. 11/24/22	3	-	1,464	-	-	-	-
Others	1		126,286	130,689	-	-	-

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

	HOLDING				POSITION
Items	Level of fair value	Book value 12/31/2019	Book value 12/31/2020	Book value 01/01/2019	Without options	Options	Final Position
Total Debt Securities at Fair value through profit or loss		9,871,903	773,959	31,439,537	7,869,898	-	7,869,898
OTHER DEBT SECURITIES
Measured at fair value through profit or loss
Argentine
Government Securities
Treasury Bonus vinc al U$S 29/04/22	1	4,800,600	-	-	4,800,600	-	4,800,600
Treasury Bonus $ Aj CER 1.50% Mat.03/25/24	1	526,331	-	-	526,331	-	526,331
Treasury Bonus $ Aj CER 1.40% Mat.03/25/23	1	313,172	-	-	313,172	-	313,172
Treasury Bonus $ Aj CER 1.20% Mat 03/18/22	1	250,000	-	-	250,000	-	250,000
Treasury Bonus $ Aj CER 1.30% Mat.09/20/22	1	126,689	-	-	126,689	-	126,689
Treasury Bonus Nat $ Adj CER 05/08/21	1	103,747	-	-	103,747	-	103,747
Treasury Bonus BONCER 2% $ 2026	1	100,395	-	-	100,395	-	100,395
Treasury Bonus $Adj CER 1.50% Mat.03/25/24	1	68,607	-	-	68,607	-	68,607
Treasury Bonus Nat $ Badlar 05/08/21	1	63,623	-	-	63,623	-	63,623
Treasury Bonus Nat T2V1		129,325	-	-	129,325	-	129,325
Treasury Bonus Nat TV22		622,300	-	-	622,300	-	622,300
Treasury Bill $ 172D Adj. Cer Mat. 05/21/21 (X21Y1)		32,395	-	-

Centrak Bank Bills
Liquidity Central Bank Bills Mat. 01/19/21	2	9,806,030	-	-	9,806,030	-	9,806,030
Liquidity Central Bank Bills Mat.01/05/21	2	3,979,284	-	-	3,979,284	-	3,979,284
Liquidity Central Bank Bills Mat.01/21/21	2	3,914,420	-	-	3,914,420	-	3,914,420
Liquidity Central Bank Bills Mat.01/07/21	2	3,673,231	-	-	3,673,231	-	3,673,231
Liquidity Central Bank Bills Mat.01/26/21	2	3,407,758	-	-	3,407,758	-	3,407,758
Liquidity Central Bank Bills Mat.01/28/21	2	3,400,862	-	-	3,400,862	-	3,400,862
Liquidity Central Bank Bills Mat.01/07/20	2	-	7,400,401	-	-	-	-
Liquidity Central Bank Bills Mat.01/08/20	2	-	1,249,822	-	-	-	-
Liquidity Central Bank Bills Mat.01/03/20	2	-	739,603	-	-	-	-
Liquidity Central Bank Bills Mat.01/06/20	2	-	339,021	-	-	-	-
Others	2	-	33,983	-	-	-	-

Corporate Securities
Others	1	32	44	67	32	-	32

Measured at amortized cost
Argentine
Government Securities
Treasury Bonus $ Fixed rate 22% Mat.05/21/22		5,584,160	-	-	5,584,160	-	5,584,160
Argentine Sovereign Bond. $ Badlar+200 04/03/2022		253,422	-	-	253,422	-	253,422

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

	HOLDING				POSITION
Items	Level of fair value	Book value 12/31/2019	Book value 12/31/2020	Book value 01/01/2019	Without options	Options	Final Position
National Treasury Bonus Tf Mat. 11/21/2020		-	4,206,973	6,473,283	-	-	-
National Treasury Bonus T2V1		104,196	-	-	-	-	-
Treasury Bill U$S 203 days Mat.03/15/2019		-	-	2,177,552	-	-	-
Others		-	79,356	554,006	-	-	-

Corporate Securities
Vdff CCF Créditos 21 $ C.G.		-	327,909	-	-	-	-
Vdff CCF Créditos 20 $ C.G.		-	113,432	-	-	-	-
Vdff CCF Créditos 22 $ CG		-	37,767	-	-	-	-
Others		3,570	-	7,897	3,571	-	3,571

Total other debt securities		41,264,149	14,528,311	9,212,805	41,127,559	-	41,127,559
INSTRUMENTOS DE PATRIMONIO
EQUITY INSTRUMENTS
Measured at fair value through profit and loss
Grupo Financiero Galicia SA	1	74,881	7,890	1,091	74,881	-	74,881
Pampa Energía S.A.	1	8,286	-	-	8,286	-	8,286
Loma Negra S.A.	1	3,179	-	-	3,179	-	3,179
YPF SA	1	178	-	2,266	178	-	178
Banco Macro SA	1	137	-	-	137	-	137
Bolsas y Mercados Arg. $ Ord. (BYMA)	1	64	-	-	64	-	64
Ternium Arg S.A.Ords."A"1 Voto Esc	1	53	-	-	53	-	53
Banco Francés SA	1	52	-	-	52	-	52
Aluar SA	1	52	-	-	52	-	52
Central Puerto S.A. Ord. 1 voto Esc	1	41	-	-	41	-	41
Others		-	-	18,432	-	-	-

Measured at fair value with changes in OCI
Argentine
Others		29,405	11,957	-	9,451	-	9,451

Total equity instruments		116,328	19,847	21,789	96,374	-	96,374
Total		51,252,380	15,322,117	40,674,131	49,093,831	-	49,093,831

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of December 31, 2020 and 2019 and January 1,2019 balances of loans and other financing are the following:

	12/31/2020	12/31/2019	01/01/2019
COMMERCIAL PORTFOLIO

Normal situation	36,823,291	55,341,261	82,874,800
-With "A" Preferred Collateral and Counter-guarantees	2,147,954	1,673,250	6,498,256
-With "B" Preferred Collateral and Counter-guarantees	7,135,947	11,852,095	15,026,414
- Without Preferred Collateral nor Counter-guarantees	27,539,390	41,815,916	61,350,130

Subject to special monitoring
- Under Observation	2,932,556	331,221	330,091
-With "A" Preferred Collateral and Counter-guarantees	21,150	14,540	11,303
-With "B" Preferred Collateral and Counter-guarantees	1,475,455	187,368	7,927
- Without Preferred Collateral nor Counter-guarantees	1,435,951	129,313	310,861

With problems	419,889	136,074	66,552
-With "A" Preferred Collateral and Counter-guarantees	118,379	8,348	4,999
-With "B" Preferred Collateral and Counter-guarantees	148,849	51,358	22,576
- Without Preferred Collateral nor Counter-guarantees	152,661	76,368	38,977

High risk of insolvency	2,225,396	4,900,519	772,520
-With "A" Preferred Collateral and Counter-guarantees	-	25,736	7,483
-With "B" Preferred Collateral and Counter-guarantees	1,735,079	1,897,771	95,813
- Without Preferred Collateral nor Counter-guarantees	490,317	2,977,012	669,224

Uncollectible	9,001	29,041	52,246
-With "A" Preferred Collateral and Counter-guarantees	-	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	2,112	61
- Without Preferred Collateral nor Counter-guarantees	9,001	26,929	52,185

TOTAL COMMERCIAL PORTFOLIO	42,410,133	60,738,116	84,096,209

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	12/31/2020	12/31/2019	01/01/2019
CONSUMER AND HOUSING PORTFOLIO

Normal situation	71,095,432	62,117,576	77,821,711
-With "A" Preferred Collateral and Counter-guarantees	2,431,597	946,380	1,131,583
-With "B" Preferred Collateral and Counter-guarantees	6,788,008	8,426,085	11,232,900
- Without Preferred Collateral nor Counter-guarantees	61,875,827	52,745,111	65,457,228

Low Risk	155,373	2,228,650	3,950,274
-With "A" Preferred Collateral and Counter-guarantees	20,461	123,590	55,524
-With "B" Preferred Collateral and Counter-guarantees	2,654	271,392	293,831
- Without Preferred Collateral nor Counter-guarantees	132,258	1,833,668	3,600,919

Medium Risk	302,933	1,807,499	2,906,406
-With "A" Preferred Collateral and Counter-guarantees	3,728	63,706	24,210
-With "B" Preferred Collateral and Counter-guarantees	3,243	175,615	70,152
- Without Preferred Collateral nor Counter-guarantees	295,962	1,568,178	2,812,044

High Risk	437,428	2,299,912	2,937,655
-With "A" Preferred Collateral and Counter-guarantees	12,309	32,671	6,593
-With "B" Preferred Collateral and Counter-guarantees	59,004	131,878	18,788
- Without Preferred Collateral nor Counter-guarantees	366,115	2,135,363	2,912,274

Uncollectible	810,933	401,864	283,880
-With "A" Preferred Collateral and Counter-guarantees	35,065	6,793	109
-With "B" Preferred Collateral and Counter-guarantees	171,334	94,709	2,442
- Without Preferred Collateral nor Counter-guarantees	604,534	300,362	281,329

Uncollectible classified as such under regulatory requirements	-	2,612	4,924
-With "A" Preferred Collateral and Counter-guarantees	-	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	-	-
- Without Preferred Collateral nor Counter-guarantees	-	2,612	4,924

TOTAL CONSUMER AND HOUSING PORTFOLIO	72,802,099	68,858,113	87,904,850
TOTAL GENERAL(1)	115,212,232	129,596,229	172,001,059

The preceding note includes the classification of loans using the debtor classification system of the Central Bank of the Argentine Republic (DCS). The forecasts and guarantees granted are not included.

(1) Conciliation with Statement of Financial Position:
Loans and other financing	105,974,985	121,028,573	163,609,714
Other debt securities	41,264,149	14,528,311	9,212,805
Computable items out of balance	(32,026,902)	(5,960,655)	(821,460)
plus allowances	7,821,223	7,982,688	7,767,360
plus IFRS adjusments non computable for DCS	660,892	592,300	633,523
less non deductible ítems for DCS	(3,376)	(7,369)	(17,506)
less Debt securities measured at amortized cost	(40,505,641)	(14,528,274)	(9,204,837)
Total	115,212,232	129,596,229	172,001,059

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

As of December 31, 2020 and 2019 and January 1, 2019 the concentration of leans and other financing are the following:

	Préstamos y Otras financiaciones
	12/31/2020		12/31/2019		01/01/2019
Number of Clients	Balance	% over total portfolio	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	11,322,409	9.8%	16,467,365	12.7%	22,495,712	13.1%
50 following largest customers	16,038,920	13.9%	23,039,132	17.8%	26,641,104	15.5%
100 following largest customers	10,137,314	8.8%	12,457,396	9.6%	15,005,322	8.7%
Rest of customers	77,713,589	67.5%	77,632,336	59.9%	107,858,921	62.7%
TOTAL	115,212,232	100.0%	129,596,229	100.0%	172,001,059	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of December 31, 2020 the breakdown of leans and other financing are the following:

		Remaining terms for maturity
Item	Past due portfolio	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Non-financial Public Sector	-	4,542	4,401	6,678	14,187	24,482	-	54,290
Financial Sector	-	2,248	4,779	11,657	5,492	-	-	24,176
Non-financial private sector and residents abroad	11,319,745	55,440,520	34,858,328	53,077,156	48,823,538	56,655,748	159,117,696	419,292,731
TOTAL	11,319,745	55,447,310	34,867,508	53,095,491	48,843,217	56,680,230	159,117,696	419,371,197

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment as of December 31, 2020 and 2019 and January 1,2019, are as follows:

						Depreciation				Net carrying
Item	At the beginning of the year	Useful life	Revaluation	Additions	Disposals	Accumulated	Disposals	Of the year	At the end of the year	12/31/2020	12/31/2019
Cost model
Furniture and facilities	1,488,485	10		61,068	(30,084)	(1,144,099)	10,585	(100,150)	(1,233,664)	285,805	344,386
Machinery and equipment	4,338,082	-		1,184,905	(436,367)	(3,772,098)	(187,874)	(308,075)	(4,268,047)	818,573	565,984
Vehicles	235,178	5		72,729	(47,045)	(104,162)	28,394	(44,344)	(120,112)	140,750	131,016
Right of Use of Leased Properties	2,047,260	50		803,901	(704,233)	(771,302)	604,923	(780,397)	(946,776)	1,200,152	1,275,958
Construction in progress	653,718	-		152,147	(167,470)	-	-	-	-	638,395	653,718
Revaluation model
Land and Buildings	2,598,537	50	687,598	923,116	(1,846)	(119,288)	2,489	(70,643)	(187,442)	4,019,963	2,479,249
Total	11,361,260	10	687,598	3,197,866	(1,387,045)	(5,910,949)	458,517	(1,303,609)	(6,756,041)	7,103,638	5,450,311

						Depreciation				Net carrying
Item	At the beginning of the year	Useful life	Revaluation	Additions	Disposals	Accumulated	Disposals	Of the year	At the end of the year	12/31/2019	01/01/2019
Cost model
Furniture and facilities	1,389,586	10	-	107,952	(9,053)	(969,910)	3,439	(177,628)	(1,144,099)	344,386	419,676
Machinery and equipment	4,328,676	10	-	194,511	(185,105)	(3,525,054)	425,113	(672,157)	(3,772,098)	565,984	803,622
Vehicles	236,115	5	-	47,385	(48,322)	(83,177)	21,317	(42,302)	(104,162)	131,016	152,938
Right of Use of Leased Properties	-	50	-	2,047,260	-	-	877	(772,179)	(771,302)	1,275,958	-
Construction in progress	746,082	-	-	154,345	(246,709)	-	-	-	-	653,718	746,082
Revaluation model
Land and Buildings	2,537,144	50	158,245	146,035	(242,887)	(123,269)	40,558	(36,577)	(119,288)	2,479,249	2,413,875
Total	9,237,603		158,245	2,697,488	(732,076)	(4,701,410)	491,304	(1,700,843)	(5,910,949)	5,450,311	4,536,193

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

The movements in investment properties as of December  31, 2020 and 2019 and January 1, 2019 are as follows:

Item	At the beginning of the year	Useful life	Net Gain / Loss by Fair Value measurement	Additions	Disposals*	Net Carrying 31/12/2020	Net Carrying 31/12/2019
Measurement at fair value
Rent building	5,520,143	50	(92,457)	1,447,123	(876,864)	5,997,945	5,520,143
Total	5,520,143		(92,457)	1,447,123	(876,864)	5,997,945	5,520,143

Item	At the beginning of the year	Useful life	Additions	Disposals*	Net Carrying 31/12/2019	Net Carrying 01/01/2019
Measurement at fair value
Rent building	865,687	50	4,661,716	(7,260)	5,520,143	865,687
Total	865,687		4,661,716	(7,260)	5,520,143	865,687

    * Related to transfers

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Intangible assets of the Group as of December 31, 2020 and 2019 and January 1, 2019 are as follows:

					Depreciation				Net carrying
Item	At the beginning of the year	Useful life	Additions	Disposals	At the beginning of the year	Disposals	Of the year	At the end of the year	12/31/2020	12/31/2019
Measurement at cost
Goodwill	3,632,645	-	7,292	-	-	-	-	-	3,639,937	3,632,645
Brands	199,999	-	-	-	-	-	-	-	199,999	199,999
Other intangible assets	4,117,494	-	1,729,070	(14,278)	(2,020,336)	(72)	(869,276)	(2,889,684)	2,942,602	2,097,158
TOTAL	7,950,138	-	1,736,362	(14,278)	(2,020,336)	(72)	(869,276)	(2,889,684)	6,782,538	5,929,802

					Depreciation				Net carrying
Item	At the beginning of the year	Useful life	Additions	Disposals	At the beginning of the year	Disposals	Of the year	At the end of the year	12/31/2019	01/01/2019
Measurement at cost
Goodwill	3,613,819	-	18,826	-	-	-	-	-	3,632,645	3,613,819
Brands	199,999	-	-	-	-	-	-	-	199,999	199,999
Other intangible assets	3,223,591	-	899,136	(5,233)	(1,410,700)	163	(609,799)	(2,020,336)	2,097,158	1,812,891
TOTAL	7,037,409	-	917,962	(5,233)	(1,410,700)	163	(609,799)	(2,020,336)	5,929,802	5,626,709

Depreciation for the year is included in the line "Depreciations and impairment of non-financial assets" in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE H – CONCENTRATION OF DEPOSITS

As of December 31, 2020 and 2019 and January 1, 2019 the concentration of deposits are the following:

	Deposits
	12/31/2020		12/31/2019		01/01/2019
Number of customers	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	49,058,148	27.5%	16,219,698	13.4%	45,874,213	23.1%
50 following largest customers	29,831,979	16.7%	15,959,079	13.2%	31,669,824	15.9%
100 following largest customers	9,460,733	5.3%	8,180,458	6.8%	12,027,798	6.1%
Rest of customers	90,290,734	50.5%	80,817,020	66.7%	109,188,251	54.9%
TOTAL	178,641,594	100.0%	121,176,255	100.0%	198,760,086	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

As of December 31, 2020:

	Remaining terms for maturity
Item	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	6,710,152	1,231,706	98,236	-	-	-	8,040,094
Financial sector	57,416	-	-	-	-	-	57,416
Non-financial private sector and residents abroad	161,757,730	9,037,195	897,077	118,056	530	-	171,810,588
Liabilities at fair value through profit and loss	2,005,724	-	-	-	-	-	2,005,724
Repo operations	-	-	-	-	-	-	-
Other financial liabilities	6,363,359	136,247	190,496	336,101	385,817	497,359	7,909,379
Financing received from the Argentine Central Bank and other financial institutions	159,497	215,697	5,264,037	223,264	284,417	25,191	6,172,103
Unsubordinated debt securities	-	761,913	2,967,037	649,155	1,134,745	686,833	6,199,683
Subordinated debt securities	-	-	39,805	1,171,457	-	-	1,211,262
TOTAL	177,053,878	11,382,758	9,456,688	2,498,033	1,805,509	1,209,383	203,406,249

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of December 31, 2020 and 2019 and January 1, 2019:

		As of December 31, 2020 (per currency)
Items	12/31/2020	Dollar	Euro	Real	Others	12/31/2019	01/01/2019
ASSETS
Cash and Due from Banks	20,398,250	19,133,411	972,675	15,461	276,703	18,919,331	34,259,181
Debt securities at fair value through profit or loss	1,846,252	1,846,252	-	-	-	959,676	5,848,807
Derivatives	529	529	-	-	-		28,074
Other financial assets	1,133,994	1,133,884	110	-	-	1,567,666	1,246,398
Loans and other financing	15,222,168	15,219,370	1,780	-	1,018	29,246,976	44,252,951
Other Debt Securities	4,800,665	4,800,665	-	-	-	88	2,177,686
Financial assets in guarantee	524,543	524,543	-	-	-	6,130,740	968,680
Other non-financial assets	240,739	240,739	-	-	-	244,060	312,453
TOTAL ASSETS	44,167,140	42,899,393	974,565	15,461	277,721	57,068,537	89,094,230

LIABILITIES
Deposits	25,199,406	24,737,162	462,244	-	-	31,770,757	65,591,896
Non-financial public sector	903,482	903,332	150	-	-	2,956,100	16,544,340
Financial sector	2,057	2,057	-	-	-	12,337	6,237
Non-financial private sector and foreign residents	24,293,867	23,831,773	462,094	-	-	28,802,320	49,041,319
Liabilities at fair value with changes in results	-	-	-	-	-	-	320,187
Other financial liabilities	2,378,133	2,049,159	322,767	13	6,194	5,570,566	1,054,988
Financing received from the Argentine Central Bank and other financial institutions	5,200,132	5,200,132	-	-	-	10,993,994	14,219,556
Unsubordinated debt securities	2,202,858	2,202,858	-	-	-	-
Subordinated debt securities	1,140,468	1,140,468	-	-	-	2,886,028	2,898,105
Other non-financial liabilities	380,014	380,006	7	-	1	464,324	1,078,098
TOTAL LIABILITIES	36,501,011	35,709,785	785,018	13	6,195	51,685,669	85,162,830

NET POSITION	7,666,129	7,189,608	189,547	15,448	271,526	5,382,868	3,931,400

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE R – LOAN LOSS RISK PROVISIONS

The balance of loan loss risk provisions as of December 31, 2020 is presented below:

			ECL of remaining life of the financial asset
Items	Balances at the beginning of fiscal year	ECL of the following 12 months	FI significant credit risk increase	FI with credit impairment	FI with credit impairment either purchased or produced	Monetary inocme produced by provisions
Other financial assets	336,785	(1,307)	-	173,040	(134,994)	373,524
Loans and other financing
Other financial entities	16,446	29,430	-	973	(12,438)	34,411
Non-financial private sector and residents abroad	7,624,617	154,586	1,408,614	932,094	(2,710,177)	7,409,734
Overdrafts	2,008,526	(94,684)	21,896	(1,141,590)	(210,819)	583,329
Documents	495,448	6,591	287,275	(24,601)	(203,005)	561,708
Mortgages	628,012	(2,411)	98,597	(333,213)	(103,793)	287,192
Pledge loans	132,594	5,423	6,840	90,203	(62,400)	172,660
Personal Loans	1,125,034	89,322	93,202	50,499	(360,518)	997,539
Credit cards	736,710	66,050	477,809	(44,262)	(328,196)	908,111
Financial lease	189,133	55,132	(9,407)	(23,516)	(56,104)	155,238
Others	2,309,160	29,163	432,402	2,358,574	(1,385,342)	3,743,957
Other debt securities	4,840	(2)	-	-	(1,284)	3,554
TOTAL PROVISIONS	7,982,688	182,707	1,408,614	1,106,107	(2,858,893)	7,821,223

Separate Financial Statements

For the financial year ended on

December 31, 2020, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF FINANCIAL POSITION

As of December 31, 2020, 2019 and January 1, 2019

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	12/31/2020	12/31/2019	01/01/2019
ASSETS
Cash and due from banks	1.4 and 5.1	72,164	162,686	6,600
Cash		4	3	6
Financial institutions and correspondents
Other local and financial institutions		72,160	162,683	6,594
Other financial assets	1.4, 5.2 and 8	317,828	983,082	2,022,480
Other debt securities	5.3 and A	751,625	-	235,639
Current income tax assets	8	30,244	59,666	-
Investments in equity instruments		19,954	-	-
Investment in subsidiaries, associates and joint ventures	3 and 5.4	31,143,899	28,239,305	32,017,999
Property, plant and equipment	5.5 and F	2,335	3,262	3,816
Intangible Assets	5.6 and G	4,161,337	4,215,252	4,252,814
Deferred income tax assets	8	46,908	-	2,983
Other Non-financial assets	5.7 and 8	139,493	202,921	268,995
TOTAL ASSETS		36,685,787	33,866,174	38,811,326

LIABILITIES
Debt securities issued		-	-	58,688
Current income tax liabilities		-	-	273,630
Deferred income tax liabilities		-	576,332	260,765
Other Non-Financial Liabilities	5.8 and 8	347,253	358,652	777,318
TOTAL LIABILITIES		347,253	934,984	1,370,401

SHAREHOLDERS' EQUITY
Capital Stock		456,722	456,722	456,722
Capital adjustments		2,968,586	2,968,586	2,968,586
Paid in capital		28,858,170	33,275,663	33,275,003
Earnings Reserved		-	14,241,451	11,407,965
Retained earnings		-	(14,135,405)	(4,944,693)
Other comprehensive income		642,945	117,647	-
Net Income for the year		3,412,111	(3,993,474)	(5,722,658)
TOTAL SHAREHOLDERS' EQUITY		36,338,534	32,931,190	37,440,925
TOTAL NET LIABILITIES AND SHAREHOLDERS' EQUITY		36,685,787	33,866,174	38,811,326

The accompanying notes and schedules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME

For the financial years ended on December 31, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	Notes	12/31/2020	12/31/2019
Interest income	5.9	35,605	129,149
Interest expenses	5.10	-	(2,067)
Net interest income		35,605	127,082
Net income from financial instruments at fair value through profit or loss	5.11	211,954	385,838
Result from derecognition of assets measured at amortized cost		(31,774)	-
Exchange rate difference on gold and foreign currency		94,058	(6,077)
NIFFI And Exchange Rate Differences		274,238	379,761
Subtotal		309,843	506,843
Other operating income	5.12	230,272	227,737
Result from exposure to changes in the purchasing power of the currency		(92,347)	326,137
Net operating income		447,768	1,060,717
Personnel expenses	5.13	118,094	211,120
Administration expenses	5.14	309,806	226,910
Depreciation and impairment of non-financial assets		62,134	61,760
Other operating expenses	5.15	23,654	29,676
Operating income		(65,920)	531,251
Profit of subsidiaries and associates	5.16	2,972,982	(3,973,937)
Income before taxes		2,907,062	(3,442,686)
Income tax		(505,049)	550,788
Net income of the year		3,412,111	(3,993,474)

The accompanying notes and schdules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the financial year ended on December 31, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

Item	12/31/2020	12/31/2019
NUMERATOR
Net income for the period attributable to owners of the parent company	3,412,111	(3,993,474)
PLUS: Diluting events inherent to potential ordinary shares	-	-
Net income attributable to owners of the parent company adjusted by dilution	3,412,111	(3,993,474)

DENOMINATOR

Weighted average of ordinary shares	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-
Weighted average of number of ordinary shares issued of the period adjusted by dilution effect	456,722	456,722

Basic Income per share	7,47	(8,74)
Diluted Income per share	7,47	(8,74)

The accompanying notes and schdules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME

For the financial year ended on December 31, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2020	12/31/2019
Net income from the year	3,412,111	(3,993,474)
Components of Other Comprehensive Income not to be reclassified to profit or loss
Income of the period from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	536,814	117,647
Total Other Comprehensive Income not to be reclassified to profit or loss	536,814	117,647
Components of Other Comprehensive Loss to be reclassified to profit or loss
Loss for the period from financial instrument at fair value through other comprehensive income	(10,643)	-
Income tax	(873)	-
Total Other Comprehensive Loss to be reclassified to profit or loss	(11,516)	-
Total Other Comprehensive Income	525,298	117,647
Total Comprehensive Income	3,937,409	(3,875,827)
Total comprehensive income attributable to parent company	3,937,409	(3,875,827)

The accompanying notes and schedules are an integral part of the separate financial statements

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the financial year ended on December 31, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

							Other comprehensive income
Item	Capital Stock (Note 10)	Capital Adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total shareholders´ equity
Re-expressed Balance at December 31, 2019	456,722	2,968,586	33,275,663	191,302	14,050,149	(18,128,879)	117,647	-	32,931,190
Absorption of negative retained earnings RG777/18 CNV	-	-	(4,417,493)	(191,302)	(19,316,859)	23,925,654	-	-	-
Balance at December 31, 2019	456,722	2,968,586	28,858,170	-	(5,266,710)	5,796,775	117,647	-	32,931,190
Distribution of retained earnings by the shareholders’ meeting on April 28, 2020:
Constitution of reserves	-	-	-	-	5,796,775	(5,796,775)	-	-	-
Dividend distribution	-	-	-	-	(530,065)	-	-	-	(530,065)
Net Income for the year	-	-	-	-	-	3,412,111	-	-	3,412,111
Other comprehensive income for the year	-	-	-	-	-	-	536,814	(11,516)	525,298
Balance at December 31, 2020	456,722	2,968,586	28,858,170	-	-	3,412,111	654,461	(11,516)	36,338,534

The accompanying notes and schedules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the financial year ended on December 31, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

							Other comprehensive income
Item	Capital Stock (Note 10)	Capital Adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total shareholders´ equity
Re-expressed Balance at December 31, 2018	456,722	2,968,586	33,275,003	191,302	11,216,663	(9,935,561)	-	-	38,172,715
IFRS 9 Impact Adjustments	-	-	-	-	-	(731,790)	-	-	(731,790)
Balance at December 31, 2018	456,722	2,968,586	33,275,003	191,302	11,216,663	(10,667,351)	-	-	37,440,925
Other movements	-	-	660	-	-	-	-	-	660
Distribution of retained earnings by the shareholders’ meeting on April 26, 2019:
Constitution of reserves	-	-	-	-	2,833,486	(2,833,486)	-	-	-
Dividend distribution	-	-	-	-	-	(634,568)	-	-	(634,568)
Net Income for the year	-	-	-	-	-	(3,993,474)	-	-	(3,993,474)
Other comprehensive income for the year	-	-	-	-	-	-	117,647	-	117,647
Balance at December 31, 2019	456,722	2,968,586	33,275,663	191,302	14,050,149	(18,128,879)	117,647	-	32,931,190

The accompanying notes and schedules are an integral part of the separate financial statements .

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF CASH FLOW

For the financial year ended on December 31, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2020	12/31/2019
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the year before Income Tax	2,907,062	(3,442,686)

Adjustments to obtain flows from operating activities:
Results of associates and join ventures	(2,972,982)	3,973,938
Depreciation and impairment	62,134	61,761
Exchange rate difference on gold and foreign currency	(94,058)	6,077
Interests from loans and other financing	(35,605)	(129,148)
Interests from deposits and financing	-	2,067
Result from exposure to changes in the purchasing power of the currency	92,347	(326,137)
Net income from financial instruments at fair value through profit or loss	(211,954)	(385,839)

(Increases) / decreases from operating assets:
Other debt securities	(1,054,055)	(4,084)
Other assets	630,138	1,140,176

Increases / (decreases) from operating liabilities:
Other liabilities	(11,396)	(335,998)
Income Tax paid	(89,641)	(565,534)

Net cash provided by / (used in) operating activities (A)	(778,010)	(5,407)

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assests and other assets	(7,292)	(23,644)
Purchase of liability or equity instruments issued by other entities	(47,564)	-
Purchase of investments in subsidiaries	(7,688)	(250,533)
Contributions made to subsidiaries	(196,665)	(973,409)

Collections:
Dividends collected	862,995	1,063,231

Net cash used in investing activities (B)	603,786	(184,355)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Dividends paid	(530,065)	(634,568)
Changes in the ownership of subsidiaries that do not result in loss of control	-	662
Unsubordinated debt securities	-	(60,754)

Net cash used in financing activities (C)	(530,065)	(694,660)

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	188,300	406,367

TOTAL CHANGES IN CASH FLOW
Net increase / (decrease) in cash and cash equivalents (A+B+C+D)	(515,989)	(478,055)
Cash and cash equivalents at the beginning of the year (NOTE 1.5)	1,144,624	1,708,987
Result from exposure to changes in the purchasing power of the currency in cash and equivalents	(240,031)	(86,308)
Cash and cash equivalents at the end of the year (NOTE 1.5)	388,604	1,144,624

The accompanying notes and schedules are an integral part of the separate financial statements

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is the investment in other companies. Its main income is given by the distribution of dividends of such companies and the raising of earnings of other financial assets.

The main investment of the Company accounts for the stake in Banco Supervielle S.A., a financial entity governed pursuant to Law N° 21,526 of Financial Statements and subject to provisions issued by the Argentine Central Bank, in virtue of which the entity has adopted valuation and disclosure guidelines pursuant to provisions included in Title IV, chapter I, Section I, article 2 of the Amended Text 2013 issued by the National Securities Commissions.

The issuance of these Consolidated Financial Statements as of the three-month period ended on December 31, 2020 was passed by the Board of the Company over the course of its meeting held on March 8, 2021.

1.1.	Differences between the accounting framework established by the BCRA and IFRS

These financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

(a)	Temporary exception of IFRS 9 “Financial Instruments” application over debt instruments of the non-financial public sector,

(b)	Temporary exception of the application of Section 5.5 (Value Impairment) for Group C entities, a category that includes Cordial Compañia Financiera S.A.. Therefore, provisions of the aforementioned Entity are held under minimum provisions standards set by the Argentine Central Bank. See note 1.2.4 a).

(c)	Presentation within other comprehensive income of the monetary result corresponding to items of a monetary nature that are measured at fair value with a counterpart in other comprehensive income. Communication “A” 7211 established that said monetary result must be presented within the income for the year as of 1.1.21. Had the aforementioned exposure criterion been applied at the end of the year ended December 31, 2020, the net result would have amounted to $ 3,400,539 and the Other Comprehensive Income to $ 3,948,981.

1.2.	Preparation basis

These separated financial statements have been prepared in acoordance whith the accounting framework established by B.C.R.A. described in Note 1.1.

The Gruop´s Board has concluded that these consolidated financial statements reasonably express the financial position, financial performance and cash flows.

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the amount of incomes and expenses recorded in the period. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these separate financial statements preparation.

As of these financial statements issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

1.2.1.	Going concern

As of the date of these separate Financial Statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.2.2.	Measuring unit

Figures included in these financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Group´s financial statements recognice changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002. Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19,550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these financial statements have been re-expressed as of December 31, 2020.

1.2.3.	Comparative information

The information included in these financial statements and in the aforementioned notes as of December 31, 2019 and January 1, 2019 is presented, exclusively with comparative purposes regarding the information as of December 31, 2020.

It is worth to be mentioned that, Communication “A” 6778, issued by the Argentine Central Bank, required the retroactive application of the impairment model set forth in section 5.5 of IFRS 9 with temporary withdrawal of non-financial public sector´s debt instruments and the re-expression of financial statements pursuant to IAS 29. In virtue of the aforementioned, the Group has applied the following:

(i)	Retroactive re-expression of figures included in the Financial Situation as of December 31, 2019 and January 1, 2019 for the purpose of submitting such figures as if the new accounting policies had been in force since January 1, 2019, and

(ii)	Retroactive re-expression of figures included in the Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement as of December 31, 2019 for the purpose of submitting such figures as if the new accounting policies had been in force since January 1, 2019.

(iii)	Present a third column in the statement of financial position with the balances as of January 1, 2019

1.2.4.	Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The following are changes that were made effective over the course of the quarter ended on December 31, 2020:

(a)	Impairment of financial assets

Pursuant to Communication “A” 6430 and 6847 Financial Entities shall start to apply provisions on Financial Assets Impairment included in paragraph 5.5 of IFRS 9 as from fiscal years starting on 1 January, 2020, except for Non-financial Public Sector´s debt securities, which shall be temporarily excluded from the scope of said provisions. Likewise, Communication “A” 6938 issued by the Argentine Central Bank set the postponement of the application of the section targeted to “B” group Companies until January 1, 2021,a category that includes Cordial Compañía Financiera S.A.; therefore, provisions of said Entity are held under the minimum provisions regulations set by the Argentine Central Bank. It is worth mentioning that through communications "A" 7108 and 7134, the Argentine Central Bank ordered the classification of financial entities into groups "A", "B" and "C", leaving Cordial Compañía Financiera classified as Group "C" as of October 1, 2020.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Upon the application of impairment model included in section 5.5 of IFRS 9, a decrease of about 689 million and 1,042 million would have been recorded in the shareholders ´equity as of December 31, 2020 and December 31, 2019 respectively.

(b)	Re-expression by inflation of financial statements

Pursuant to IAS 29 “Financial Information in hyperinflationary economies”, financial statements of an entity, whose functional currency accounts for that currency of a hyperinflationary economy shall be expressed in terms of a current measurement unit as of the reporting fiscal year closing date regardless of whether such statements are based on the historical cost method or a current cost method. To such ends, in general terms, such entity shall calculate the inflation recorded as from the acquisition date or revaluation date, when applicable, in non-monetary items. Such requirements also include the comparative information of financial statements.

With the purpose of stating whether an economy is classified as Hyperinflationary in accordance with IAS 29, the provision sets forth a series of factors to be considered, which includes an accrued inflation rate in three years close to or higher than the 100%. That is the reason why, pursuant to IAS 29, the Argentine economy must be considered as a high inflation economy as from July 1, 2018.

In short, pursuant to IFRS 29 re-expression mechanism, monetary assets and liabilities shall not be re-expressed since such assets and liabilities are expressed in a measurement unit in force as of the reported period closing. Assets and liabilities subject to adjustments tied to specific agreements, shall be adjusted pursuant to such agreements. Non-monetary items measured at current values at the end of the reported period, such as the realization net value or others, shall be re-expressed. The remaining non-monetary assets and liabilities shall be re-expressed in accordance with a general price index. The loss or earning of a net monetary position shall be included in the net income of the reported period in a separate item. It is worth to be mentioned that earnings or losses over the monetary position of instruments at fair value through profit and loss in OCI is included in Other Comprehensive Income of the period/fiscal year. Upon the sale of such instruments its result is reclassified in the line “Results from sale or withdrawal of financial instruments rated at amortized cost” in the net income of the period/fiscal year.

Pursuant to Communication “A” 6651, issued by the Argentine Central Bank on February 22, 2019, financial statements shall be prepared in a constant currency as from fiscal years starting on January 1, 2020. In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16. Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

(c)	Other Changes in the Accounting Framework set by the Argentine Central Bank

Pursuant to Communication “A” 6847, financial entities will be allowed to re-categorize, as from Januray 1,2020, instruments of the non-financial public sector rated at fair value through profit and loss and at fair value through profit and loss in OCI at an amortized cost criterion, while utilizing the accounting value of such date as addition value. As for instruments affected by this option, interest accrual and accessories shall be interrupted as long as the accounting value is above its fair value. Upon such measurement, the abovementioned financial instruments, at fair value as of December 31, 2020 there would be no significant impact on equity and results for the year.

1.3.	Critical accounting policies and estimates

The accounting policies are consistent with those used in the financial statements as of December 31, 2019.

The preparation of financial statements requires the Entity to make estimates and evaluations that affect the amount of the assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the year. In this sense, estimates are made to calculate, for example, provisions for uncollectible, useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the charge for income tax, , some labor positions and the contingency, labor, civil and commercial lawsuits. Actual future results may differ from the estimates and evaluations made at the date of preparation of these Separated Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.4.	Foreign currency translation

(a)	Functional and presentation currency

Figures included in the Separated Financial Statements as per each entity of the Group are expressed in the functional currency, that is, in the currency of the main economic setting where it operates. Separated Financial Statements are expressed in Argentine pesos, which is the functional currency and the reporting currency of the Group.

(b)	Transactions and balances

Transactions in foreign currency are converted in the functional currency at the reference Exchange rate released by the Argentine Central Bank and those carried out in other currencies, at the repo rate in US dollars for the reference Exchange rate released by the Argentine Central Bank. Earnings and losses in foreign currency that result in the liquidation of such transactions and the conversion of monetary assets and liabilities denominated in foreign currency at closing exchange rates, are recognized in the integral income statement, under “Difference of exchange rate in gold and foreign currency”.

As of December 31, 2020 and 2019 the balances in US dollars were converted at the reference exchange rate determined by the B.C.R.A. In the case of foreign currencies other than US dollars, they have been converted to this currency using the types of passes reported by the B.C.R.A.

1.5.	Cash and due from banks

Cash and equivalents are considered to be the total of the item Cash and Due from Banks and Investments with maturity up to 90 days from the date of their acquisition or constitution, according to the following detail:

	12/31/2020	12/31/2019	01/01/2019
Cash and due from banks	72,164	162,686	6,600
Other financial assets	316,440	981,938	1,467,588
Other debt securities	-	-	234,799
Cash and cash equivalents	388,604	1,144,624	1,708,987

Reconciliation between the balances of the Statement of Financial Position and those items considered cash equivalents in the Cash Flow Statement:

Item	12/31/2020	12/31/2019	01/01/2019
Cash and due from Banks
As per Statement of Financial Position	72,164	162,686	6,600
As per the Statement of Cash Flows	72,164	162,686	6,600
Other financial assets
As per Statement of Financial Position	317,828	983,082	2,022,480
Other financial assets not considered as cash equivalents	(1,388)	(1,144)	(554,892)
As per the Statement of Cash Flows	316,440	981,938	1,467,588
Other debt securities
As per Statement of Financial Position	751,625	-	235,639
Other debt securities not considered as cash equivalents	(751,625)	-	(840)
As per the Statement of Cash Flows	-	-	234,799

1.6.            Information by segment

The Group determines the operating segments based on the management reports that are reviewed by the Board of Directors and key management personnel, and updates them as they present changes.

The Group analyzes the business on a consolidated basis, thus identifying the operating segments mentioned in Note 2 to the consolidated financial statements.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.7.	Financial Instruments

Other financial assets and other deb securities

i)            Financial assets at amortize cost

Financial assets shall be measured at amortized cost if:

(a)            the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and

(b)            the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These financial instruments shall be measured at its fair value plus incremental, directly attributable, transaction costs, and subsequently measured at amortized cost.

A financial asset’s amortized cost is the amount at which it is acquired minus the cumulative amortization plus accrued interests (using the effective interest method), net of any impairment loss.

The effective interest method uses the rate that allows the estimated future cash flows to be discounted to be received or paid over the life of the instrument or a shorter period, if appropriate, equalizing the net book value. By applying this method, the Group identifies the incremental direct costs as an integral part of the effective interest rate.

ii)            Financial assets at fair value through other comprehensive income:

Financial assets shall be measured at fair value through other comprehensive income when:

(a)            the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and

(b)            the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the amount outstanding.

These instruments shall be initially recognized at fair value plus incremental, directly attributable, transaction costs, and subsequently measured at fair value through other comprehensive incomes. Gains and losses arising out of changes in fair value shall be included in other comprehensive incomes within a separate component of equity. Impairment losses or reversal, interest revenue and foreign exchange rate gains and losses shall be recognized in profit or loss. At the time of sale or disposal, the accumulated gain or loss previously recognized in other comprehensive incomes are reclassified from equity to the income statement.

Investments in Mutual Funds: they have been valued according to the value of the share in force on the last business day corresponding to the end of the fiscal year.

iii)            Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss comprise:

-     Instruments held for trading

-     Instruments specifically designated at fair value through profit or loss

-     Instruments with contractual terms that do not represent contractual cash flows that are solely payments of principal and interest on the principal amount outstanding

These financial instruments shall be initially recognized at fair value and any gain or loss shall be recognized in profit or loss upon effectiveness.

The Group classifies a financial instrument as held for trading if it is acquired or incurred with an intention to sell or repurchase them in the short term, or it is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking or it is a derivative which is not embedded in a qualifying hedging relationship. Derivatives and instruments held for trading shall be classified as held for trading and are recognized at fair value.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The fair value of these instruments was calculated using the prices prevailing at the end of each year in active markets, if representative. In the absence of an active market, valuation techniques were used that included the use of market operations carried out in conditions of mutual independence, between interested parties and duly informed, whenever available, as well as references to the current fair value of another instrument that is substantially similar, or the analysis of discounted cash flows. The estimation of fair values is explained in more detail in the section "critical accounting policies and estimates".

Additionally, financial assets can be valued ("designated") at fair value through profit or loss when, in doing so, the Group eliminates or significantly reduces an inconsistency in measurement or recognition.

iv)	Financial liabilities – Debt securities issued

Debt securities issued by Group are measured at amortize cost.

v)	Investment in subsidiaries, associates and joint ventures

Subsidiaries are entities over which the Group has control. The Group controls an entity when such entity is exposed, or holds control, to receive variable yields as a result of its interest, and has the capacity to utilize its power to run operating and financial policies of such entity to impact on yields. Subsidiaries are consolidated as from the date on which the control is transferred to the Company, and are excluded from consolidation as from the date such control ceases.

Associates are entities on which the Group has a significant influence, that is, the power to intervene in financial-and-business-related decision making processes of such associate, but without gaining control.

Pursuant to IAS 27 and 28, separate financial statements, investments in subsidiaries and associates may be recorded through the use of “interest method” or “proportional equity value method”.

In virtue of the utilization of Interest Method, investments are initially recognized at cost, and such amount increases or decreases for the recognition of investor´s interest in earnings and losses of the entity after the acquisition/set-up date.

Likewise, net indentifiable assets and contingent liabilities acquired in the initial investment in a subsiadiary and/or associateare initially valuated at fair value as of investment date. When applicable, the value of interest in subsidiaries and associates includes the goodwill recognized on such date. When the interest of the group in losses is equivalent to or exceeds the value of the interest in such entities, the Entity does not recognize additional losses, except upon the existence of legal or assumed obligations related to the provision of funds or payments on behalf of such entities.

The interest in earnings and losses of subsidiaries and associates is recognized in the line “Income from associates and joint ventures” in the separate income statement. The interest of the Entity in other income from subsidiaries and associates is recognized in the line “Interest of associates and joint ventures recorded through the utilization of Interest method of the separate statement of other comprehensive results.

The Group determines the date of each report upon the existence of objective evidence showing that an investment in a subsidiary or associate is not recovereable. If so, the devaluation amount is calculated as the difference between the recovereable value of such investment and its accounting value, while recognizing the resulting amount in “Income from associates and joint ventures” in the separate income statement.

1.8.	Intangible Assets

a)            Goodwill:

Goodwill resulting from the acquisition of subsidiaries, affiliates or joint ventures accounts for the excess between:

(i)            the cost of one acquisition, which is valued as the amount of the transferred payment, valued at fair value as of the acquisition date plus the amount of non-controlling interest; and

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(iii)	the fair value of recognizable acquired assets and assumed liabilities of such acquisition.

All goodwill is included in the item intangible assets in the consolidated statement of financial position.

Goodwill is not amortized. The Group evaluates, annually or upon devaluation indicators, the recoverability of goodwill based on future discounted fund flows plus any other information available as of the preparation of consolidated Financial Statements. Earnings and losses from the sale of an entity include the goodwill balance in the sold entity.

Goodwill is assigned to cash-raising units with the purpose of carrying out recoverability tests. Such assignment applies to those cash-raising units (or group of units), identified in accordance with the operating segment criterion and benefiting from the combination of businesses from which goodwill resulted.

Goodwill´s impairment test

Goodwill are assigned to the Group's cash generating units on the basis of the operating segments.

	12/31/2020	12/31/2019	01/01/2019
Supervielle Seguros S.A.	9,721	9,721	9,721
Cordial Compañía Financiera S.A.	11,928	11,928	11,928
InvertirOnline S.A.U. / InvertirOnline.Com Argentina S.A.U.	1,864,559	1,864,559	1,846,041
Micro Lending S.A.U.	1,453,519	1,453,519	1,453,519
Futuros del Sur S.A.	5,127	5,127	-
Easy Cambio S.A.	7,291	-	-
TOTAL	3,352,145	3,344,854	3,321,209

The recoverable amount of a cash generating unit is determined on the basis of use value calculations. These calculations use cash flow projections based on approved financial budgets covering a period of five years.

The main key assumptions are related to marginal contribution margins. These were determined on the basis of past results, other external sources of information and their expectations of market development.

The discount rates used are the respective average cost of capital ("WACC"), which is considered a good indicator of the cost of capital. For each cash generating unit, where the assets are assigned, a specific WACC was determined considering the industry, the country and the size of the business.

The goodwill values recorded as of December 31, 2020 and 2019, have been tested as of the date of the financial statements and no adjustments for impairment have been determined as a result of the analyzes performed.

b)            Trademarks and licenses

Trademarks and licenses acquired separately are initially valued at historical cost, while those acquired through a business combinations are recognized at their estimated fair value at the acquisition date.

As of the closing date of the separate financial statements , intangible assets with a finite useful life are subsequently carried at cost less accumulated depreciation and / impairment losses, if any. These assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

The trademarks acquired by the Group have been classified as intangible assets with an indefinite useful life. The main factors considered for this classification include the years in which they have been in service and their recognition among industry customers.

Intangible assets with an indefinite useful life are those that arise from contracts or other legal rights that can be renewed without a significant cost and for which, based on an analysis of all the relevant factors, there is no foreseeable limit of the period over which the asset is expected to generate net cash flows for the Group. These intangible assets are not amortized, but are subject, annually or whenever there are indications of devaluation, to annual assessment for impairment, either individually or at the level of the cash generating unit. The categorization of the indefinite useful life is reviewed annually to confirm if it is still sustainable.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Impairment losses are recognized when the book value exceeds its recoverable value. The recoverable value of the assets corresponds to the higher of the recoverable value of the asset or its value in use. For purposes of the impairment test, the assets are grouped at the lowest level in which they generate identifiable cash flows (cash-generating units). The devaluations of these non-financial assets - other than goodwill - are reviewed at each reporting date to verify possible reversals.

c)            Software

Costs related to software maintenance are recognized as expenses when incurred. Development, acquisition or implementation costs which are directly attributable to identifiable and single software design and tests controlled by the Group are recognized as assets.

Development, acquisition or implementation costs recognized initially as period expenses, are not recognized as intangible asset cost. Costs incurred in the development, acquisition or implementation of software, recognized as intangible assets are amortized through the application of straight-line method during their estimated useful lives, over a term not exceeding five years.

1.9.	Property, plant and equipment

Lots and buildings were recorded at their revaluated values based on periodically appraisals; for which purpose independent appraisers were hired, net of the consequent building depreciation. A revaluation reserve is recognized in Other Comprehensive Income.

Any property, plant and equipment are recorded at their net historical cost of accrued depreciations and/or accrued devaluation losses, if any, except for real estate, for which the Group adopted the revaluation method. The cost includes expenses directly attributable to the acquisition or building of these ítems.

Management updates the valuation of the fair value of land, buildings, facilities and machinery (classified as property, plant and equipment), taking into account independent valuations. Management determines the value of a property, plant and equipment within a range of estimates of their fair value and considering the currency in which transactions are carried out in the market. The revaluations are carried out with sufficient regularity, in order to ensure that the book value, at all times, does not differ significantly from the fair value of each asset subject to revaluation.

The subsequent costs are included in the active value or are recognized as a separate asset, as appropriate, if and only if it is probable that they generate future economic benefits for the Entity, and their costs can be fairly measured. The book value of the asset that is being replaced is withdrwan, thus the new asset is amortized by the number of years of useful life left at the moment of the improvement.

The maintenance and reparations expenses are recognized in the consolidated income statement of the fiscal year in which they are incurred.

The depreciation is calculated utilizing the straight-line method, applying annual rates sufficient to extinguish the values of goods at the end of their estimated useful life. In the event that an asset includes significant components with different useful lives, they are recognized and depreciated as separate items.

The following chart presents the useful life for each of the items forming part of the item property, plant and equipment:

Property, plant and equipment	Estimated Useful Life
Buildings	50 Years
Furnitures and Facilities	10 Years
Machines and equipment	5 Years
Vehicles	5 Years
Others	5 Years

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The residual value of the property, plant and equipment, useful lives and depreciation methods are reviewed and adjusted if necessary, at each fiscal year closing or when there are devaluation signs.

The book value of the property, plant and equipment is immediately reduced at its recoverable amount when the book amount is greater than the estimated recoverable amount.

1.10.	Other receivables and debts

Receivables and liabilities have been valued at their nominal value plus financial results accrued as of each financial year closing. Such resulting values do not differ significantly from those recorded by applying existing accounting standards, which establish that they are to be valued at their best possible estimated receivable or payable amount, respectively, discounted by utilizing a certain rate that shows the time value of the money and specific risks involved in the estimated operation at the moment of its inclusion in assets and liabilities respectively.

Banking and financial debts have been valued in accordance with the amount of money received, net of transaction costs, plus accrued financial results based on the return interest rate estimated upon initial recognition.

1.11.	Reserved Earnings and dividend distribution

As for income resulting from dividends, there are certain restrictions for Companies where the Group holds interest. Such restrictions are mentioned in Note 1.29 as per Consolidated Financial Statements.

1.12.	Recognition of income

Financial income and expenses are recorded for all assets and liabilities measured at amortized cost in accordance with the effective rate method, thus the differentiation from all positive and negative results which are an integral part of the operation effective rate.

Results contained in the effective rate include expenses or income related to the creation or acquisition of a financial asset or liability.

The Group´s income from services are recognized in the income statement in accordance with the performance obligations compliance.

1.13.	Capital Stock

The accounts in this item are expressed in currency that has not considered the variation of the price index since February 2003, except for the item "Capital Stock", which has been kept at its nominal value.

Ordinary shares are classified in equity and are recorded at their nominal value.

1.14.	Profit and Loss Accounts

The income statements were expressed as mentioned in Note 1.2.4 b).

2.	INSTRUMENTOS FINANCIEROS

The portfolio of financial instruments held by the Group is detailed below, as of December 31, 2020 and 2019:

Financial Instruments as of 12/31/2020	Fair value - PL	Amortized cost	Fair value - OCI	Total
Assets
- Other debt securities	-	-	751,625	751,625
- Other financial assets	317,828	-	-	317,828
Total Assets	317,828	-	751,625	1,069,453

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Financial Instruments as of 12/31/2019	Fair value - PL	Amortized cost	Fair value - OCI	Total
Assets
- Other financial assets	983,082			983,082
Total Assets	983,082			983,082

3.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques. Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1: The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in Level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates. If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments held by the Group is detailed below, at the close of the period ended on December 31, 2020 and 2019:

Portfolio of instruments at 12/30/2020	FV Level 1	FV Level 2	FV Level 3
Assets
- Other financial assets	317,828	-	-
Total Assets	317,828	-	-

Portfolio of instruments at 12/31/2019	FV Level 1	FV Level 2	FV Level 3
Assets
- Other financial assets	983,082	-	-
Total Assets	983,082	-	-

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of December 31, 2020 and 2019:

Other Financial Instruments as of 12/31/2020	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from banks	72,164	72,164	72,164	-	-
Total Assests	72,164	72,164	72,164	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Other Financial Instruments as of 12/31/2019	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from banks	162,686	162,686	162,686	-	-
Total Assests	162,686	162,686	162,686	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

4.	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

					Issuers’ last Financial Statements
	Subsidiary	Class	Market Value/Nominal	Number	Main Activity	Capital Stock	Shareholders’ equity	Book value at 12.31.2020	Book value at 12.31.2019	Book value at 01.01.2019
	Banco Supervielle S.A.	Ord.	1	805,533,007	Commercial Bank	829,564	28,377,821	27,531,683	24,861,107	27,505,713
	Cordial Compañía Financiera S.A.	Ord.	1	12,847,878	Financial Company	256,957	2,901,916	145,095	176,485	138,207
	Sofital S.A.F.e.I.I.	Ord.	1	20,854,642	Financial operations and administration of securities	21,544	1,300,290	868,195	736,241	854,221
	Tarjeta Automática S.A.	Ord.	1	397,091,618	Promotion, spreading, creation, purchase-sale, professional services and other activities related with the creation and functioning of credit, debit and similar cards for the acquisition of all type of goods, products, services, or other type, processing clients’ accounts, Clearing and/or compensation among clients, and/or adhered entities and/or admitted in the system,	453,819	230,440	201,634	396,102	691,947
	Supervielle Asset Management S.A.	Ord.	1	1,336,915	Mutual Fund Management	1,407	370,447	351,927	241,297	361,775
	Espacio Cordial de Servicios S.A.	Ord.	1.000	1,273	Trading of products and services	1,340	298,468	255,232	292,820	610,927
	Supervielle Seguros S.A.	Ord.	1	1,393,391	Insurance company	14,667	980,111	929,416	1,022,537	1,089,885
	FF Fintech SUPV I	-	-	655,000	Financial Trust	64,874	87,351	87,351	69,598	53,116
	Micro Lending S.A.U.	Ord.	1	362,000,000	Financing investments	362,000	132,224	133,797	124,639	373,738
Invertir Online	InvertirOnline S.A.U	Ord.	100	2,400	Settlement and Clearing Agent	240	388,359
	InvertirOnline.Com Argentina S.A.U	Ord.	0,01	80,451,077	Representations	804	19,063	406,883	313,595	338.470
	Supervielle Productores Asesores de Seguros S.A.	Ord.	1	30,095,000	Insurance Broker	31,555	13,611	12,963	129	-
	Bolsillo Digital S.A.U	Ord.	1	48,100,000	Computer Services	68,100	58,001	57,908	41	-
	Futuros del Sur S.A.	Ord.	1,000	55	Settlement and Clearing Agent	55,027	153,530	153,504	4,714	-
	Easy Cambio S.A.	Ord.	3,000	1,500	Services and exchange agency	4,500	8,311	8,311	-	-
Total investments in subsidiaries, associates and joint ventures								31,143,899	28,239,305	32,017,999

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

5.	COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME

	12/31/2020	12/31/2019	01/01/2019
5.1 Cash and due from banks	4	3	6
Cash	72,160	162,683	6,594
Financial institutions and correspondents	72,164	162,686	6,600

5.2 Other financial assets
Mutual funds investments	316,440	414,984	380,721
Other investments	-	566,955	1,627,208
Miscellaneous Debtors	1,388	1,143	14,551
	317,828	983,082	2,022,480
5.3 Other debt securities
Public securities	751,625	-	235,639
	751,625	-	235,639
5.4 Investments in subsidiaries, associates and joint ventures
Banco Supervielle S.A.	27,531,683	24,861,107	27,505,713
Cordial Compañía Financiera S.A.	145,095	176,485	138,207
Sofital S.A.F. e I.I.	868,195	736,241	854,221
Tarjeta Automática S.A.	201,634	396,102	691,947
Supervielle Asset Management S.A.	351,927	241,297	361,775
Espacio Cordial de Servicios S.A.	255,232	292,820	610,927
Supervielle Seguros S.A.	929,416	1,022,537	1,089,885
FF Fintech SUPV I	87,351	69,598	53,116
Micro Lending S.A.U	133,797	124,639	373,738
Invertir Online S.A.U e invertir Online.com Argentina	406,883	313,595	338,470
Supervielle Broker de Seguros S.A.	12,963	129	-
Bolsillo Digital S.A.U.	57,908	41	-
Futuros del Sur S.A.	153,504	4,714	-
Easy Cambio S.A.	8,311	-	-
	31,143,899	28,239,305	32,017,999
5.5 Property, plant and equipment
Vehicles	2,335	3,262	3,816
	2,335	3,262	3,816
5.6 Intangible Assets
Goodwill – Businness combination	3,352,145	3,344,853	3,321,209
Relations with clients	586,204	630,170	674,135
Brand	199,999	199,999	199,999
Proprietary Software & Technology	22,989	40,230	57,471
	4,161,337	4,215,252	4,252,814
5.7 Other non-financial assets
Overdrafts to employees	2,310	2,937	6,497
Payments made in advance	-	-	2,203
Retirement insurance	137,183	199,984	258,416
Other non-financial assets	-	-	1,879
	139,493	202,921	268,995

5.8 Other non-financial liabilities
Compensation and social charges payable	16,532	31,083	29,640
Miscellaneous creditors	260,039	255,045	677,629
Provision for long-term incentive	70,682	68,495	70,049
Provision Board fees	-	4,029	-
	347,253	358,652	777,318

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2020	12/31/2019
5.9 Interest income
Earned interests	2,886	25
Profit by government securities measure at amortized cost	32,719	129,124
	35,605	129,149

5.10 Interest expenses
Expenses from NO issuance	-	2
Lost interest from NO issuance	-	38
Profit by government securities measure at amortized cost	-	2,027
	-	2,067

5.11 Net from financial instruments at fair value through profit or loss
Interests from Time Deposits	48,120	132,987
Income from Holding – MF	95,843	139,405
Income from Holding –Government Securities	67,991	113,446
	211,954	385,838

5.12 Other operating income
Subsidiaries’ advisory fees	194,201	142,783
Third parties’ advisory fees	-	1,677
Royalties	1,254	1,137
Other income	1,508	3,330
Revaluation of retirement insurance contributions	33,309	78,644
Income from sale of shares	-	166
	230,272	227,737

5.13 Personnel expenses
Personnel expenses	118,094	211,120
	118,094	211,120

5.14 Administration expenses
Bank expenses	650	2,109
Professional fees	49,667	69,341
Fees to directors and syndics	197,006	93,635
Taxes, rates and contributions	14,113	21,659
Insurance	533	2,275
Expenses and office services	7,585	7,911
Other expenses	40,252	29,980
	309,806	226,910

5.15 Other operating expenses
Turnover tax from Service Activities	10,166	7,298
Turnover tax from Financial Activities	7,535	11,899
Prescription of tax credits	-	269
Personal property tax shares and equity	5,948	-
Lost interests	5	10,210
	23,654	29,676

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2020	12/31/2019
5.16 Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A	2,133,763	(3,837,741)
Results from equity investment in Cordial Compañía Financiera S.A.	(31,389)	(85,349)
Results from equity investment in Tarjeta Automática S.A.	(194,467)	(295,844)
Results from equity investment in Supervielle Asset Management S.A.	293,850	180,149
Results from equity investment in Espacio Cordial de Servicios S.A.	(37,588)	(31,167)
Results from equity investment in Supervielle Seguros S.A.	480,711	245,600
Results from equity investment in Sofital S.A.F. e I.I.	168,310	34,106
Results from equity investment in Micro Lending S.A.U.	9,158	(249,099)
Results from equity investment in InvertirOnline S.A. e InvertirOnline.Com Argentina S.A.	109,430	63,911
Results from equity investment in FF Fintech S.A.	3,655	1,645
Results from equity investment in Supervielle Productores Asesores de Seguros S.A.	(25,054)	(57)
Results from equity investment in Bolsillo Digital S.A.U.	(23,664)	(37)
Results from equity investment in Futuros del Sur S.A.	85,643	(54)
Results from equity investment in Easy Cambio S.A.	624	-
	2,972,982	(3,973,937)

6.	RESTRICTED ASSETS

As of December 31, 2020 and 2019, the Group does not hold restricted assets.

7.	COMPANIES UNDER SECT. 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES

As of December 31, 2020 and 2019, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

Company	Condition	Legal Adress	Principal Activity	Percentage of direct participation		Percentage of direct and indirect participation
				12/31/2020	12/31/2019	12/31/2020	12/31/2019
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Commercial Bank	97.10%	97.10%	99.90%	99.90	%(1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320. C.A.B.A.. Argentina	Financial Company	5.00%	5.00%	99.90%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Credit Card	87.50%	87.50%	99.99%	99.99%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Mutual Fund	95.00%	95.00%	100.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Real State	96.80%	96.80%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719/731. 1° Piso. Ciudad de Mendoza. Argentina	Retail Services	95.00%	95.00%	100.00%	100.00%
Supervielle Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A.. Argentina	Insurance	95.00%	95.00%	100.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Company	Condition	Legal Adress	Principal Activity	Percentage of direct participation		Percentage of direct and indirect participation
				12/31/2020	12/31/2019	12/31/2020	12/31/2019
InvertirOnline S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A.. Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A.. Argentina	Representations	100.00%	100.00%	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A.. Argentina	Insurance Broker	95.20%	95.00%	100.00%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Computer Services	100.00%	100.00%	100.00%	100.00%
Futuros del Sur S.A.	Controlled	03 de Febrero 515, Rosario, Santa Fe	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Easy Cambio S.A.	Controlled	Av. Colón 2535, Mar del Plata, Buenos Aires	Services and exchange agency	100.00%	-	100.00%	-

(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99.87% as of 12/31/20 and 12/31/19.

On February 12, 2019, Banco Supervielle S.A. made an irrevocable contribution of capital to Cordial Compañía Financiera S.A. for 950,000, while Grupo Supervielle S.A. committed a capital contribution in cash and / or in kind for the sum of 50,000. On February 27, 2019, the assembly of Cordial Compañía Financiera S.A. resolved to capitalize said contributions, subject to the authorization of the Central Bank of the Argentine Republic in the terms of Communication "A" 6304, by virtue of the contribution in kind made by Grupo Supervielle.

On June 12, 2019, Grupo Supervielle S.A. made an irrevocable contribution of capital to Banco Supervielle S.A. for 475,000. On July 10, 2019, the assembly of Banco Supervielle S.A. resolved to capitalize contributions received increasing the capital stock in the amount of 21,345,787, through the issuance of up to 21,345,787 new Class B shares. The period of preferential subscription and accretion in accordance with article 194 of the Law 19,550, the capital increase amounted to $ 20,711,607, corresponding to issue 20,711,607 Class B shares (with an issue premium of $ 21,9340 per share), in favor of Grupo Supervielle SA as a contributing shareholder. This capital increase is being processed by the corresponding regulators.

On June 14, 2019, Grupo Supervielle S,A, and Banco Supervielle S,A, made an irrevocable contribution of capital to Cordial Compañia Financiera S,A, for 25,000 and 475,000 respectively, On July 10, 2019 the assembly of Cordial Compañía Financiera S,A, resolved to capitalize said contributions increasing the capital stock in the amount of 28,415,064 by issuing 28,415,064 new shares (with a paid in capital from 16,5963 per share). This capital increase is being processed by the corresponding regulators.

On July 24, 2019 “Bolsillo Digital S.A.U.” was created, which will have the purpose of carrying out the design, programming and development of software, mobile phone applications, web pages and / or any other digital means for the marketing of products and services related to management and processing of payments made by and in favor of third parties. Grupo Supervielle S.A. owns 100% of the Share Capital.

On December 18, 2019 Grupo Supervielle S.A. has acquired Futuros del Sur S.A.

On March 13, 2020, Grupo Supervielle S.A. and Sofital, integrated capital contributions to Supervielle Productores Asesores de Seguros S.A. for $ 30,000,000 and $ 1,498,800, respectively, as approved by the Extraordinary Meeting on March 12, 2020, increasing the share capital in the amount of $ 31,498,800, by issuing 31,498,000 new ordinary shares. Said capital increase is in the process of authorization by the corresponding regulators.

On March 13, 2020, Grupo Supervielle S.A. integrated a capital contribution to Futuros del Sur S.A. for $ 50,000,000 conformed as approved by the Extraordinary Assembly on March 12, 2020, increasing the share capital in the amount of $ 50,000,000, by issuing 50,000 ordinary shares with a nominal value of $ 1,000 each. Said capital increase is in the process of authorization by the corresponding regulators.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

On March 13, 2020, Grupo Supervielle S.A. added a capital contribution to Bolsillo Digital S.A.U. for $ 48,000,000 as approved by the Extraordinary Meeting on March 12, 2020, increasing the share capital in the amount of 48,000,000, by issuing 48,000,000 ordinary shares. Said capital increase is in the process of authorization by the corresponding regulators.

As resolved by the Board of Directors on September 24, 2020, Grupo Supervielle S.A. made a capital contribution to Bolsillo Digital S.A.U. of $ 12,500,000 on October 5, 2020, which was capitalized on the same date, increasing the capital stock in the amount of $ 12,500,000 to $ 60,600,000, through the issuance of 12,500,000 non-endorsable registered common shares of par value of $ 1 each and entitled to 1 vote per share.

On October 16, 2020 Grupo Supervielle S.A. acquired 100% of the capital stock of Easy Cambio S.A., represented by 1,500 ordinary, nominative, non-endorsable shares, with a par value of $ 3,000 each and entitled to 1 vote per share.

As resolved by the Board of Directors on October 13, 2020, Grupo Supervielle S.A. made an irrevocable contribution to Play Digital S.A. of $ 34,571,700 on October 20, 2020 to subscribe 32,514,069 ordinary, book-entry shares, with a nominal value of $ 1 each and with the right to 1 vote per share. In addition, As resolved by the Board of Directors on December 2, 2020, Grupo Supervielle S.A. subscribed, on December 18, 2020, 9,233,052 ordinary, book-entry shares, with a par value of $ 1 each and with the right to one vote per share of Play Digital S.A. at a total price of $ 10,471,188. As of December 31, 2020, the participation of Grupo Supervielle S.A. in Play Digital it amounts to 3.0719% of the share capital and votes.

The following describes Controlled Companies’ shareholders’ equity and results:

As of December 31, 2020 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	241,452,147	212,929,230	28,377,821	2,211,348
Cordial Compañía Financiera S.A.	10,736,343	7,834,427	2,901,916	(628,426)
Tarjeta Automática S.A.	378,745	148,305	230,440	(232,046)
Supervielle Asset Management S.A.	556,205	185,758	370,447	312,201
Sofital S.A. F. e I.I.	1,304,881	4,591	1,300,290	147,207
Espacio Cordial de Servicios S.A.	551,961	253,493	298,468	(44,281)
Micro Lending S.A.U.	242,883	110,659	132,224	(5)
InvertirOnline.Com Argentina S.A.U.	41,028	21,965	19,063	1,990
InvertirOnline S.A.U.	6,166,128	5,777,769	388,359	80,314
Supervielle Seguros S.A. (2)	1,887,592	907,481	980,111	190,231
Supervielle Productores Asesores de Seguros S.A.	37,706	24,095	13,611	(26,305)
Bolsillo Digital S.A.U.	85,553	27,552	58,001	(23,571)
Futuros del Sur S.A.	201,011	47,481	153,530	85,669
Easy Cambio S.A.	14,023	5,712	8,311	(786)

(1)	The net equity and the net result attributable to the owners of the parent company are reported.

(2)	The result is reported for six months.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

As of December 31, 2019 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	194,668,114	168,862,482	25,629,109	(3,559,623)
Cordial Compañía Financiera S.A.	11,216,444	7,686,102	3,530,342	(2,005,940)
Tarjeta Automática S.A.	596,329	133,843	462,486	(375,885)
Supervielle Asset Management S.A.	362,756	108,759	253,997	190,840
Sofital S.A. F. e I.I.	1,247,750	71,563	1,176,187	(148,531)
Espacio Cordial de Servicios S.A.	566,352	223,604	342,748	4,236
Micro Lending S.A.U.	305,004	172,775	132,229	(352,380)
InvertirOnline.Com Argentina S.A.U.	30,349	13,276	17,073	(2,437)
InvertirOnline S.A.U.	3,546,570	3,222,384	324,186	49,954
Supervielle Seguros S.A. (2)	2,116,380	1,048,186	1,068,194	364,196
Bolsillo Digital S.A.U.	53	12	41	(126)
Futuros del Sur S.A.	4,927	213	4,714	(701)

(1)	Corresponds to the Shareholders´Equity and Net Income attributable to parent company.

(2)	The result is reported for six months.

As of December 31, 2020 and 2019 and January 1,2019 balances with Grupo Supervielle S.A‘s controlled are as follows:

Assets	12/31/2020	12/31/2019	01/01/2019
Cash and due from banks
Banco Supervielle S.A.	1,427	1,889	1,417
InvertirOnline S.A.U. Cta. Cte.	68,683	156,437	746
	70,110	158,326	2,163

Other debt securities
Time deposits - Cordial Compañía Financiera S.A.	-	566,955	-
	-	566,955	-

Other financial assets
Banco Supervielle S.A.	-	-	736,867
Cordial Compañía Financiera S.A.	1,224	1,110	904,666
Tarjeta Automática S.A.	36	33	40
Espacio Cordial De Servicios S.A.	127	-	186
	1,387	1,143	1,641,759

Liabilities
Other non financial liabilities
Pending contributions – Supervielle Productores Asesores de Seguros S.A.	-	97	-
Provisions - Banco Supervielle S.A.	77	93	356
	77	190	356

As of December 30, 2020 and 2019, results with Grupo Supervielle S.A‘s controlled are as follows:

	12/31/2020	12/31/2019
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	(19)	25
Interest on paid accounts – CCF	(2,143)	-
Interest on paid account– IOL	(724)	-
	(2,886)	25

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2020	12/31/2019
Interest expense
Interests from current accounts – Banco Supervielle S.A.	-	2
	-	2
Other operating income
Banco Supervielle S.A.	178,268	127,585
Sofital S.A.F. e I.I.	148	141
Supervielle Asset Management S.A.	1,439	1,373
Tarjeta Automática S.A.	423	404
Cordial Compañía Financiera S.A.	14,266	13,592
Espacio Cordial de Servicios S.A.	911	826
	195,455	143,921
Administrative expenses
Bank expenses – Banco Supervielle S.A.	362	1,895
Rent – Banco Supervielle S.A.	6,009	6,565
Legal and accounting consultancy services	844	802
Fees for market operations - InvertirOnline S.A.U.	2318	911
	9,533	10,173

Net income from financial instruments at fair value through profit or loss
Interest from time deposits– Cordial Compañía Financiera S.A.	48,120	127,082
Interest from time deposits – Banco Supervielle S.A.	-	5,904
	48,120	132,986

8.	INCOME TAX

Law 27,451 has been recently enacted, which mainly establishes the following accounting impacts:

Article 27 of the Law stipulates that the inflation adjustment, positive or negative, corresponding to the first and second fiscal year beginning on January 1, 2019, should allocate a sixth (1/6) in that fiscal period and the remaining five sixth (5/6), in equal parts, in the next five (5) immediate fiscal periods.

In turn, it is clarified that said provision does not preclude the allocation of the remaining thirds corresponding to previous periods, calculated in accordance with the previous version of article 194 of the Income Tax Law.

Article 48 of the Law 27,541 establishes that until the fiscal years beginning as of January 1, 2021 inclusive, the tax rate will be thirty percent (30%) -Dividends or distributed profits will be 7%.

The following table reconciles the statutory income tax rate in Argentina to the Group´s effective tax rate as of December 31, 2020 and 2019:

	12/31/2020	12/31/2019
Comprehensive Income of the financial year Income Tax	2,907,062	(3,442,686)
Tax Rate in Force	30%	30%
Result of financial year before Income Tax at the tax rate	872,118	(1,032,806)
Permanent differences (at tax rate):
Result of equity investments	(891,894)	1,192,181
Untaxed results	16,250	(36,188)
Tax Inflation adjustment	32,461	427,601
Deferred tax rate difference	(570,021)	-
Affidavit adjustment 2019	36,037	-
Income Tax/(Breakdown) of the fiscal year	(505,049)	550,788

Additionally, minimum presumed income tax is determined by applying the 1% tax over computable assets as of financial year closing. This tax complements income tax.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Group’s tax obligation in the financial year will coincide with the highest amount of both taxes. However, if, in a financial year, the minimum presumed income tax exceeds income tax, such excess may be recorded as a down-payment of any income tax excess over the minimum presumed income tax that might be produced in any of the following ten financial years.

The evolution of liabilities balance from deferred tax is expressed as follows:

Item	Deferred income tax assets	Deferred income tax liabilities
Balance at the beginning of financial year	89,694	(22,333)
Changes of the fiscal year	(2,898)	(17,555)
Balance as of year closing	86,796	(39,888)

9.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of December 31, 2020 is as follows:

	Other financial assets	Current income tax assets	Other non- financial assets	Deferred income tax assets	Other non- financial liabilities
To mature:
1st. Quarter	317,828	30,244	36,605	-	276,570
2nd. Quarter	-	-	34,296	-	-
3rd. Quarter	-	-	34,296	-	-
4th. Quarter	-	-	34,296	-	-
Over a year	-	-	-	46,908	70,683
Subtotal to mature:	317,828	30,244	139,493	46,908	347,253
Matured term	-	-	-	-	-
Total	317,828	30,244	139,493	46,908	347,253
At fixed rate	-	-	-	-	-
At floating rate	316,441	-	-	-	-
Not accrue interest	1,387	30,244	139,493	46,908	347,253
Total	317,828	30,244	139,493	46,908	347,253

10.	CAPITAL STOCK

As of December 31, 2020, and 2019 the corporate capital stock is the following:

Capital Stock	Nominal Value
Capital stock as of 12/31/2020	456,722
Capital stock as of 12/31/2019	456,722

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

11.	FINANCIAL RISK FACTORS

The financial risk factors policy has been developed by the Management of Banco Supervielle S.A., the Group's main investment.

Integral Risk Management is a key discipline for financial institutions. Grupo Supervielle intends to create, through its subsidiaries, a solid and efficient organization in risk management, the framework for an optimal use of its capital and to identify business opportunities in the markets and geographic regions in which it operates, seeking the best balance risk-reward. for its shareholders. The risk management framework is communicated to the entire organization and strives to achieve a balance between a solid culture of risk and being an innovative company, focused on its customers and recognized for its agile, simple and friendly operation style.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Board of Directors considers that its criteria and guidelines regarding risk management are a key part of its Corporate Governance. The risks to which the Company is exposed are inherent to the financial industry, such as credit, the market, the interest rate, liquidity, operational risk, reputation and strategic risk. In addition, the Company is exposed to the risk of securitization, given the leadership role it has over this issue.

Financial risk factors

Credit risk

The Integral Risk Committee passes credit risk strategies and policies submitted in accordance with recommendations provided by the Integral Risk Corporate Department, the Credit Corporate Department and commercial sectors and in compliance with regulations set by the Argentine Central Bank. The credit strategy and policy is aimed at the development of commercial opportunities within the framework and conditions of the Group´s business plan, while keeping suitable caution levels in face of the risk.

Policies and procedures enable the definition of accurate aspects aimed at the deployment of the Bank´s Strategy related to the administration of credit risk; among them, the Group´s criteria to grant loans, credit benefits and powers, types of products and the way in which the structure is organized, among other aspects. Likewise, the Group relies on an integral risk policy where aspects related to general key risk governance as well as specific manuals and procedures that include, among others, all relevant regulations issued by the Argentine Central Bank.

The entity´s credit risk administration policy is open to corporate and individual markets. To such ends, a customer segmentation has been defined for corporate banking, retail banking and finance..

The Group is focused on supporting companies that belong to potential sectors, and, rely on a successful background in their activities. Within the credit products range offered to the Corporate segment, the Group aims at developing and keeping its leading position in the factoring and leasing market in addition to playing a reference role in international trade.

As for corporate banking, we seek to have a solid proposal for the Megras market by building close ties with clients through attention centers, agreements with clients along with their value chain and the delivery of effective responses through existing credit processes.

With regard to Personal and Businesses, in addition to the loose flat segments and beneficiaries of pension assets (retirees), special focus is placed on Entrepreneurs and SMEs, SMEs as well as the Bank's Identity segment.

In the case of CCF, the focus is consumer finance, fundamentally in granting personal loans, credit cards and car loans.

In turn, the Finance area is focused on trust businesses, asset allocation in the capital market through financial trusts and bonds, its own portfolio or third parties´, and the trading desk. Some of the existing products are: interbanking call, Repo transactions, call corporate, Government Securities and currency policy instruments of the Central Bank, Consumption portfolio purchase, third parties´ financial trusts, swap negotiation (futures, swaps, etc.), among others.

The Group is willing to carry out a strategy that enable it to address its contractual commitments, both under normal market conditions and negative situations. Therefore, the Entity relies on scoring and rating models with the purpose of estimating probability of default (PD) of the different client portfolios. As for risk appetite framework, the Group relies on cut-offs for each segment that express the maximum risk to be assumed in terms of probability of default.

In addition to PD parameters, the Group relies on estimates of exposure at default (EAD) and loss given default (LGD) parameters with the purpose of estimating Group’s allowance for loan losses and the necessary economic capital to face unexpected losses that may arise due to credit risk.

The Group is aimed at keeping a diversified and atomized portfolio, in order to minimize risk concentration. To such ends, loan originationand client portfolio profiles are adjusted to each different circumstance. To this end, the entity has an indicators dashboard linked to the appetite for credit and concentration risk. The evolution of the NPL, Coverage and Cost of Risk indicators is monitored in relation to target limits established according to risk appetite and the strategy determined in the entity's business plan. Likewise, there is a portfolio limits scheme that measures balance concentration by debtor or economic group, the concentration of the main debtors, concentration by value chain, economic activities, portfolio by risk level based on the facility risk rating and the exposure in foreign currency both at a total level and by product type.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Credit Risk Measurement Models

The Entity relies on models aimed at estimating the distribution of potential credit losses in its credit portfolio, which depend on defaults by the counterparties (PD – Probability of Default), as well as the assumed exposure to such defaults (EAD –Exposure At Default) and the recoveries of each defaulted loan (LGD – Loss Given Default).

Based on the aforementioned, the Group has developed a Risk-Adjusted Return on Capital (RAROC) model.

Regarding CCF, it also has estimates of the aforementioned parameters related to credit risk and a monitoring model of the RAROC Measurement metric.

The Group has deepened its work on the expected loss methodologies under IFRS 9, focusing on methodological improvements in the estimation of parameters (PD, EAD and LGD), aligning the definition of the parameters to the credit process. The forward looking model has been redesigned including more variables and openings. Likewise, effects resulting from the pandemic have been evaluated and incorporated into the expected loss calculation.

Allowances for loan losses calculation

Based on the results of the PD (probability of default), EAD (exposure at the time of default) and LGD (loss in the event of default) estimates, the associated statistical forecast is calculated.

The exercises for estimating statistical forecasts are studies that aim to analyze the Entity's own portfolio information in order to estimate, in global terms, the average value of the loss distribution function for an annual time horizon in healthy operations, and for the entire life of the credits in those operations that are considered impaired (provisions for expected loss).

Economic Capital Calculation

The economic capital for credit risk is the difference between the portfolio’s value at risk (according to the confidence level for individuals of 99.9% and for companies of 99%) and the expected credit losses.

The Group relies on economic capital models for credit risk (one for individuals and another for companies). Such quantitative models include the exacerbation of capital by concentration risk and Securitization Risk. In the economic capital calculation models a one year holding period is used, except from factoring exposures where a six month holding period is used.

Counterparty Risk Management

The Entity has a counterparty risk map where it is defined by each counterparty based on the Entity's risk appetite: credit exposure and settlement limits (Settlement), settlement risk (Settlement) in exchanges, securities, repo transactions between other aspects that the Entity approves in the Credit Committee and defining a framework of action for finances.

Regarding the economic capital for the counterparty’s risk, it is included in the Economic Capital Quantitative Model for Credit Risk.

Written off loans

Those credits classified as irrecoverable are eliminated from assets, recognizing them in off-balance-sheet accounts. Their balance as of December 31, 2020 and 2019 amounts to 7,198,080 and 5,240,360 respectively.

Market risk

Group defines Market Risk as the risk resulting from deviations in the trading portfolio value as a result of market fluctuations during the period required for the settlement of portfolio positions.

The Risk Department’s measurement, control and follow-up perimeter covers those operations where certain loss risk in the Group ´s shareholders equity value is assumed, as a result of changes in market factors. Such risk results from the variation in risk factors under evaluation (interest rate, exchange rate, market price of equity instruments and options), as well as liquidity risk in the different products and markets where the Group operates.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

According to its business strategy, Banco Supervielle is the component of the Group with the greatest exposure to this risk. On the other hand, Cordial Compañía Financiera has a minimum exposure to market risk and associated with liquidity management purposes. That is why market risk controls present a greater level of detail and emphasis on Banco Supervielle's trading portfolio.

With the purpose of measuring the risk of positions homogeneously and therefore, setting a limit and threshold structure to support management and control schemes, Banco Supervielle uses the VaR model (Value at Risk), which defines the maximum expected loss to be recorded in a financial asset portfolio in normal market conditions, within a certain period of time and at a pre-established confidence level. Indicators obtained from this enable the Group to identify a potential market risk and take preventive measures.

Market risk management is focused on the trading portfolio managed by the Trading desk, although there is also a broader control including managed positions with liquidity management objectives. For this reason, in terms of the broader trading portfolio, the controls are limited to the exposure to the assumed risk, measured using the VaR methodology, in relation to the regulatory capital (RC). In addition, a control is carried out on the VaR by group of assets, thus limiting the risk that the Entity can assume in each group of assets considered in isolation. The objective is to incorporate an element of alert to credit events or break in the correlations between groups of assets, events that may escape the consideration of a diversified VaR.

The controls over the Trading desk are more exhaustive. Approved strategies and policies are reflected in what is known internally as a unified Risk Map document, where detailed operations enabled by the Trading desk can be explained in detail. In the same document the entire framework of controls that translate the risk appetite with which the Entity is willing to operate is exposed. In this way, limitations are established on the open position in certain financial instruments, VaR limit on the diversified portfolio, maximum allowable loss amount before executing the stop loss policy and conditions that could lead to the execution of a stop strategy gain. The entire control scheme is complemented by action plans that must be implemented once a violation occurs within the limits established therein.

The exposure to the Group's exchange rate risk at the end of the year by currency type is detailed below:

	Balances as of 12/31/2020				Balances as of 12/31/2019
Currency	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
US Dollar	41,990,008	35,304,336	529	6,686,201	50,991,646	50,143,529	-	848,117
Euro	973,974	785,018	-	188,956	807,436	783,009	-	24,427
Others	293,119	6,208	-	286,911	199,363	5,028	-	194,335
Total	43,257,101	36,095,562	529	7,162,068	51,998,445	50,931,566	-	1,066,879

Financial assets and liabilities are presented net of derivatives, which are disclosed separately. Derivative balances are shown at their Fair Value at the closing price of the respective currency.

The table above includes only Monetary Assets and Liabilities, since investments in equity instruments and non-monetary instruments does not generate foreign exchange risk exposure.

A sensitivity analysis was performed considering reasonably possible changes in foreign exchange rates in relation to the Group's functional currency. The percentage of variation used in this analysis is the same the Group used in its Business Plan and Projections.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

		12/31/2020			12/31/2019
Currency	Variation	P/L	Equity	Variation	Resultado	P/L
US Dollar	40.2%	2,687,853	2,687,853	31.9%	270,549	270,549
	-40.2%	(2,687,853)	(2,687,853)	-31.9%	(270,549)	(270,549)
Euro	40.2%	75,960	75,960	31.9%	7,793	7,793
	-40.2%	(75,960)	(75,960)	-31.9%	(7,793)	(7,793)
Other	40.2%	115,338	115,338	31.9%	61,993	61,993
	-40.2%	(115,338)	(115,338)	-31.9%	(61,993)	(61,993)
Total	40.2%	2,879,151	2,879,151	31.9%	340,335	340,335
	-40.2%	(2,879,151)	(2,879,151)	-31.9%	(340,335)	(340,335)

Sensitivity Analysis

It is important to note that within the daily report provided to the trading desk for the monitoring of the exposure to assumed risk, the Financial Risk Management makes a comparison between the profitability obtained and the implicit risk for each asset. When using a diversified VaR methodology, it is important to provide information related to the contribution that each asset in the portfolio makes to the aggregate VaR measurement, and fundamentally if this asset generates risk diversification or not. That is why, within the variables included in the daily report, the VaR component of each asset is included, thus allowing a sensitivity analysis on the impact of each asset on the total risk.

With the aim of improving the assumed risk analysis through the use of alternative measurement metrics, the Group recognizes the change in market conditions on exposure to risk through an adjustment to the volatilities used in the VaR calculation. According to the methodology used, the returns of assets registered in more recent dates have a greater incidence in the calculation of volatilities. In parallel, the Entity performs a measurement and monitoring of the assumed risk through the application of an expected shortfall methodology, analyzing the universe of unexpected losses located in the distribution queue beyond the critical point indicated by VaR.

Economic capital calculation

Banco Supervielle adopts the diversified Parametric VaR methodology for calculating economic capital by market risk, both at a consolidated and individual level. It should be noted that in the case of Cordial Compañía Financiera, in accordance with the provisions of point 1.3.2.3. of the T.O. of the Guidelines for Risk Management in Financial Institutions, its Board of Directors has chosen to quantify its economic capital needs by applying the simplified methodology described in point 1.3.3. of the aforementioned ordered text.

Interest Rate Risk

Interest Rate Risk is defined as the risk that stems from the likelihood of changes in the Group’s financial condition as a result of market interest rate fluctuations, having effect on the entity’s financial incomes as well as their economic value. The following are such risk factors:

✓	Different maturity terms and interest rate re-adjustment dates for assets, liabilities and holdings out of balance sheet.

✓	Local rate, foreign rate and CER in virtue of their forecast, evolution and volatility

✓	The basis risk that results from the unsuitable correlation in the adjustment of assets and liabilities rates for instruments that contain similar revaluation features;

✓	Implicit options in certain assets, liabilities and items out of the Entity’s financial statement scope

Group implements the interest rate risk administration model, also known as financial statement structural risk, by including the analysis of interest rates gaps. Such analysis enables the basic explanation of the financial statement structure as well as the detection of interest risk concentration along the different terms. Special attention is given to the gap accrued over the first ninety days, since it is the holding period utilized at the moment of evaluating the exposure to interest rate risk in each entity and given its importance when evaluating actions that may modify the balance sheet structural positioning.

The administration of the balance sheet interest rate is aimed at keeping the Group´s exposure within those levels of risk appetite profile validated by the Board upon changes in the market interest rates.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

To such ends, the interest rate risk administration relies on the monitoring of two metrics:

✓	MVE – VaR Approach: measures the difference between the economic values estimated given the market curve and said value estimated given the interest rate curve resulting from the simulation of different stress scenarios. The entity utilizes this approach to calculate the economic capital for this risk.

✓	NIM – EaR Approach: measures changes in expected accruals over a certain period of time (12 months) upon an interest rate curve shift resulting from a different stress situation simulation practices.

Communication “A” 6397, issued by the Argentine Central Bank, disclosed the guidelines to be applied for interest risk management in the investment portfolio. Such regulation makes a difference between the impact of changes on interest rate levels over the underlying value of assets, liabilities and items out of balance sheet of the entity (economic value or MVE) and variations such as changes in rates that may affect income or expenses; thus, affecting the net income from interest (NII). This criterion had already been adopted by Banco Supervielle at an individual and consolidated level; therefore, said new regulation meant a re-adaptation of the administration model to the suggested measurement model while keeping certain criteria and adding others

In terms of regulations, both Banco Supervielle and Cordial Compañía Financiera must utilize the Standardized Framework specified in paragraph 5.4 of Communication “A” 6397 for the measurement of the impact on the economic value of entities (∆EVE) of six disturbance scenarios. Such scenarios include parallel up or down movements in market rate curves, flattening or steeping of such curves´ slope, as well as increases or decreases in short term rates. One average market rate curve is considered for every significant currency in the financial statement of each entity. As it belongs to Group “A” of financial entities, pursuant to the classification provided in paragraph 4.1 of provisions “Authorities of Financial Entities”, Banco Supervielle, at a consolidated and individual level, must utilize an internal measurement system (IMS) for the measurement based on Income (∆NIM). The aforementioned requirement does not apply for Cordial Compañía Financiera as it has been classified within Grupo “B”. It is worth to be mentioned that Banco Supervielle is not compelled to rely on an internal measurement system of its own for the measurement based on the economic value (∆EVE) because, temporarily, it is not classified by the Argentine Central Bank as Local Systemic Importance (LSI).

It is important to point out that, beyond any provision, both Banco Supervielle and Cordial Compañía Financiera have been working on internal measurement systems (IMS) for the measurement of the impact of rate changes, both over the economic value (∆EVE) and income (∆NIM). The development of these systems included the inclusion of assumptions for the determination of maturity flow of different lines of assets and liabilities without specified maturity or with behavior implicit or explicit options.

During 2020 an important methodological change was implemented, since the Entity decided to align itself with the provisions of the Standardized Framework in relation to assets and liabilities with Units of Purchasing Power (UVA) adjustment and stopped considering them as susceptible to interest rate risk in the risk calculation with its internal measurement systems (SIM).

Following good practices in risk management and in order to ensure the goodness of fit of the internal models used, a backtesting methodology was developed applicable to the results obtained with the interest rate risk measurement tool (approach MVE-VaR). Specifically, an evaluation of the discount rates projected in the critical scenario is carried out.

Improvements were made to the dynamic rate GAP measurement tool, allowing various sensitivity exercises to be carried out in a year characterized by a changing context and numerous regulations that altered financial margins.

Economic Capital Calculation

The first step in the calculation of the economic capital of Banco Supervielle is given by the calculation of its exposure to interest rate risk based on the MVE-EaR (economic value) of its internal measurement system (IMS), utilizing a three-month holding period (90 days) and a 99% reliability level. This quantitative model includes the capital exacerbation by securitization risk. The produced outcome is compared with the worst result of changes assumed in the sis scenarios proposed by the Standardized Framework, being the resulting economic capital the worst of both measurements (IMS and Standardized Framework).

As for Cordial Compañía Financiera, as abovementioned, the Board of the Entity decided to quantify its economic capital need through the application of a simplified methodology. As for interest rate risk, the Entity carries out measurements of the impact of changes in market rates over the economic value through the application of the Standardized Framework. If the worst (∆EVE) of the six scenarios proposed by the regulation exceeds the 15% of the Entity´s basic net equity (level one capital), the addition of economic capitals calculated in accordance with the simplified methodology would be increased by such excess.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The following chart described the interest rate risk exposure as well as residual values of assets and liabilities, classified by renegotiation dates or maturity date, the lowest.

	Term in days
Assets and Liabilities as of 12/31/2020	Up to 30	From 30 to 90	from 90 to 180	from 180 to 365	More than 365	Total
Total Financial Assets	94,212,108	23,283,810	21,884,221	13,991,605	76,333,380	229,705,124
Total Financial Liabilities	110,298,588	23,704,722	5,066,131	1,500,505	69,482,670	210,052,616
Net Amount	(16,086,480)	(420,912)	16,818,090	12,491,100	6,850,710	19,652,508

	Term in days
Assets and Liabilities as of 12/31/2019	Up to 30	From 30 to 90	from 90 to 180	from 180 to 365	More than 365	Total
Total Financial Assets	57,417,639	20,427,549	15,594,538	16,684,376	69,002,031	179,126,133
Total Financial Liabilities	68,842,995	18,271,575	6,965,625	9,086,825	60,866,894	164,033,914
Net Amount	(11,425,356)	2,155,974	8,628,913	7,597,551	8,135,137	15,092,219

The following chart describes the sensitivity upon a potential addition variation in interest rates for the next fiscal year while taking into account the composition as of December 31, 2020 and 2019. Changes in rates have been determined in accordance with the scenarios proposed by Communication “A” 6397 for the calculation of Interest Rate Risk in Investment Portfolio. Parameters utilized as guidelines and/or budgeted by the Bank for 2020 and 2019 fiscal year and changes are deemed reasonably likely as a result of the observation of market conditions:

	12/31/2020		12/31/2019
Item	Additional changes in Interest Rates	Increase / (decrease) of income tax net income	Additional changes in Interest Rates	Increase / (decrease) of income tax net income
Decrease in the interest rate	4% ARS; 2% USD	(433,698)	4% ARS; 2% USD	(486,558)
Increase in the interest rate	4% ARS; 2% USD	430,992	4% ARS; 2% USD	354,392

If market interest rates recorded 4 percentage points decrease for pesos-denominated instruments and 2 percentage point decrease for those dollar-denominated instruments, the net annual income, net of income tax, would fall in 433,698 and would amount to 486,558 thousand as from December 31, 2020 and 2019 closing respectively. Otherwise, if rates recorded a like increase, earnings of $ 430,992 and losses of $ 354,392 thousand would be recorded respectively.

Liquidity Risk

The Group defines Liquidity Risk as the risk of assuming additional financing expenses upon unexpected liquidity needs. Such risk results from the difference of sizes and maturities between the Entity’s assets and liabilities. Such risks involve the following:

✓	Funding Liquidity Risk means the risk that results from the impossibility of relying on funds at normal market cost when needed, grounded on the market’s perception for the Entity.

✓	Market Liquidity Risk means the risk resulting from the Entity’s incapacity to off-set a position at market price in one or several assets for the raising of funds, as a consequence of the following two key factors:

•	Assets are not liquid enough; that is, do not rely on the necessary secondary market.

•	Changes that may take place in those markets where it lists

Indicators of liquidity and concentration of funding sources enable the quantification of tolerance to this risk, starting from the most acid and restrictive definitions of liquidity concept to the most comprehensive ones that include distinctive features of the Entity’s business model.

The Following are the main core metrics utilized for the liquidity risk administration:

✓	LCR (Liquidity Coverage Ratio): measures the relation between high quality liquid assets and total net cash outflows over a 30-day period. Banco Supervielle estimates this indicator on a daily basis, having met the minimum forecasted value in 2018 as required by regulations in force and internally in accordance with the risk appetite.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

✓	NSFR or Stable Funding Ratio: measures Banco Supervielle´s capacity, at an individual and consolidated level, to finance its activities with stable-enough sources to mitigate the risk of future stress situation resulting from funding. As from 2018, Banco Supervielle calculates such indicator on a daily basis, having met the minimum forecasted value in 2018 as required by regulations in force and internally in accordance with the risk appetite.

✓	Coverage of Remunerated Accounts and Pre-Payable Term Deposits this indicator is aimed at limiting funding dependence of more unstable sources in illiquid scenarios, either idiosyncrasy or systemic.

Additionally, the management is complemented with the daily monitoring of a series of follow-up metrics within the scope of the Assets and Liabilities Committee (ALCO). These indicators seek to disaggregate the main components of the LCR, offering an assessment of the liquidity situation in the entity and alerting to eventual changes in trend that may put into play the guidelines established in the risk appetite policy. Within the board of monitoring indicators within the scope of this Committee, the availability of liquid assets is also evaluated to respond to an eventual outflow of more volatile deposits, understood as paid sight accounts and public sector deposits in currency. foreign.

During 2020 the local financial market operated with high levels of liquidity due to the impact of restrictions on mobility, the consequent drop in the level of economic activity and the strong monetary issue faced by the Central Bank of Argentina to cover the needs of assistance to the sectors affected by the COVID-19 pandemic. This strong initial growth of the monetary base had its correlation in the use of LELIQ and Pasive Repo by the monetary authority as an absorption mechanism. In line with the aforementioned, Banco Supervielle experienced strong growth in demand balances, both for retail and institutional clients. The latter, with their correlate in loans to the Central Bank of Argentina via LELIQ and / or Repo, counteracted the positive effect of growth in retail balances and put pressure on the LCR, which was effectively managed throughout the year, staying within comfort values established by the Board of Directors.

Liquidity in dollars strengthened throughout the year. On the one hand, the strong drop in deposits that began in August 2019 gradually diminished until reaching a reversal and slightly positive monthly variations towards the end of 2020. This was combined with an active management of loan collections in dollars, which is reflected in a significant fall in balances on this line of the balance sheet.

Economic capital calculation

The Group relies on the following elements that ensure the suitable management of this type of risk:

✓	Broad liquidity indicators dashboard, to monitor liquidity levels. Each indicator relies on its relevant threshold and limit, which are monitored on a daily basis by the Risk Area (sending due warnings upon violation cases), on a byweekly basis by the Assets and Liabilities Committee (ALCO) and on a monthly basis by the Integral Risk Committee. Likewise, a weekly report is drawn up and sent to members of the Integral Risk Committee, ALCO and the Board.

✓	Indicators that measure the concentration of funding sources, establishing the Group’s risk appetite.

✓	Development and monitoring of new liquidity coverage and leverage indicators set by the Argentine Central Bank in compliance with Basle III route map.

✓	Different liquidity risk follow-up tools have been added, including a disaggregate assessment of contractual term mismatches and funding concentration reports, by counterparty, product and significant currency. The accuracy of the information required for such reports contributed to the improvement of our Risk Management Information System (MIS).

✓	The liquidity coverage ratio is used to assess the Group’s capacity to meet liquidity needs over a 30-day period within a stress scenario described by the Argentine Central Bank. The follow-up of this indicator is carried out on a daily basis, keeping the Group’s liquidity director and officials updated on its evolution.

✓	Permanent monitoring of limit and threshold compliance in virtue of the stable funding ratio (NSFR).

✓	Individual stress tests, carried out on a daily basis upon an eventual critical scenario of a sudden withdrawal of deposits and its impact on the minimum cash position and LCR.

✓	Intraday liquidity monitoring tools as indicated above.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

✓	Regarding contingency plans, the Group follows a policy that ensures the application of its guidelines in stress tests, according to the decision taken by ALCO Committee and Integral Risk Committee.

The Risk management framework described herein enables a suitable liquidity condition; therefore, the Group considers the economic capital estimation unnecessary to cover such risk, as long as the Group’s solvency should not be affected once the stress tests contingency plan have been implemented.

Below is an analysis of the assets and liabilities maturities, determined based on the remaining period as of December 31, 2020 until the contractual maturity date, based on undiscounted cash flows:

Al 12/31/2020	Less than 1 month	From 1 to 6 months	From 6 to 12 months	From 1 to 5 years	More than 5 years	Total
ASSESTS	106,974	51,892	16,565	62,649	33,851	271,931
LIABILITIES	121,539	21,223	8,925	18,478	5,548	175,713

12.	SUBSEQUENT EVENTS

There are no events or operations that occurred after December 31, 2020 that could materially affect the equity situation or the results of the Group as of the closing date of this period.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A – OTHER DEBT SECURITIES

	HOLDING
Item	Balance at 12/31/20	Balance at 12/31/19	Balance at 01/01/19
Argentine

LTPE9 - Treasury Bill $ - Mat. 01/31/2019	-	-	234,799
LTPA9 - Treasury Bill $ - Mat. 04/30/2019	-	-	840
Argentine National Bonus T2V1	129,325	-	-
Argentine National Bonus TV22	622,300	-	-
Total other debt securities	751,625	-	235,639
Total	751,625	-	235,639

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

	Gross carrying amount				Depreciation					Net carrying amount
Item	At the beginning of the year	Increases	Disposals	At the end of the year	At the beginning of the year	Aliquot	Disposals	Of the year	At the end of the year	12/31/2020
Vehicles	4,637	-	-	4,637	(1,375)		-	(927)	(2,302)	2,335
Total	4,637	-	-	4,637	(1,375)		-	(927)	(2,302)	2,335

	Gross carrying amount				Depreciation					Net carrying amount
Item	At the beginning of the year	Increases	Disposals	At the end of the period	At the beginning of the year	Aliquot	Disposals	Of the year	At the end of the year	12/31/2019	01/01/2019
Vehicles	4,637	-	-	4,637	(821)		-	(554)	(1,375)	3,262	3,816
Total	4,637	-	-	4,637	(821)		-	(554)	(1,375)	3,262	3,816

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

	Gross carrying amount				Depreciation					Net carrying amount
Item	At the beginning of the year	Increases	Disposals	At the end of the year	At the beginning of the year	Useful life	Disposals	Of the year	At the end of the year	12/31/2020
Goodwill	3,344,853	7,292	-	3,352,145	-	-	-	-	-	3,352,145
Relations with clients	703,445	-	-	703,445	(73,275)	16	-	(43,966)	(117,241)	586,204
Brand	199,999	-	-	199,999	-	-	-	-	-	199,999
Proprietary Software & Technology	68,966	-	-	68,966	(28,736)	4	-	(17,241)	(45,977)	22,989
Total	4,317,263	7,292	-	4,324,555	(102,011)		-	(61,207)	(163,218)	4,161,337

	Gross carrying amount				Depreciation					Net carrying amount
Item	At the beginning of the year	Increases	Disposals	At the end of the year	At the beginning of the year	Useful life	Disposals	Of the year	At the end of the year	12/31/2019	01/01/2019
Goodwill	3,321,209	23,644	-	3,344,853	-	-	-	-	-	3,344,853	3,321,209
Relations with clients	703,445	-	-	703,445	(29,310)	16	-	(43,965)	(73,275)	630,170	674,135
Brand	199,999	-	-	199,999	-	-	-	-	-	199,999	199,999
Proprietary Software & Technology	68,965	-	-	68,965	(11,494)	4	-	(17,241)	(28,735)	40,230	57,471
Total	4,293,618	23,644	-	4,317,262	(40,804)		-	(61,206)	(102,010)	4,215,252	4,252,814

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	Headquarters and branches in the		As of December 31, 2020 (per currency)	As of	As of
Items	country	As 12/31/2020	Dollar	12/31/2019	01/01/2019
ASSETS
Cash and Due from Banks	65,977	65,977	65,977	160,992	4,459
Other financial assets	248,628	248,628	248,628	252,741	301,434
Other non-financial assets	137,184	137,184	137,184	199,984	258,416
TOTAL ASSETS	451,789	451,789	451,789	613,717	564,309

LIABILITIES
Other non-financial liabilities	320,781	320,781	320,781	321,276	732,963
TOTAL LIABILITIES	320,781	320,781	320,781	321,276	732,963

NET POSITION	131,008	131,008	131,008	292,441	(168,654)

Grupo Supervielle S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2020

(in thousands of pesos)

Brief description of the business and evolution of operations

The Company is focused on gaining a leading position in the local financial business by offering innovative, inclusive and accessible financial services, Its strategy, deployed by its different companies (banking and non-banking) enables the access to every population segment with the required product offer, service model and risk/reward relationship required.

The result of the period ended on December 31, 2020, yields a profit of 3,412,111, which represents a return on average net worth of 10.8%, This result was originated, mainly, by the results of our investments in companies.

On April 28, 2020, the Ordinary General Shareholders' Meeting approved the following distribution of the results of the 2019 fiscal year:

* Dividend distribution: (530,065)

* Other reserve: 5,796,775

Grupo Supervielle S.A. is the parent company of the economic group and As of December 31, 2020 and 2019, recorded the following direct and indirect equity investments in its subsidiaries:

		Interest in capital stock
Company	Main Activity	12/31/2020	12/31/2019
Banco Supervielle S.A.	Commercial Bank	99.90%	99.90%
Cordial Compañía Financiera S.A.	Financial Company	99.90%	99.90%
Tarjeta Automática S.A.	Credit Card and Consumer Loans	99.99%	99.99%
Supervielle Asset Management S.A.	Asset management company	100.00%	100.00%
Sofital S.A.F. e I.I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance Company	100.00%	100.00%
Micro Lending S.A.U.	Financing investments	100.00%	100.00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Representaciones	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%	100.00%
Bolsillo Digital S.A.U	Computer Services	100.00%	100.00%
Futuros del Sur S.A.	Settlement and Clearing Agent	100.00%	100.00%
Easy Cambio S.A.	Services and exchange agency	100.00%	-

Grupo Supervielle S.A.

Informative Review as of December 31, 2020

(in thousands of pesos)

Brief description of Related Companies

Banco Supervielle S.A. is a private equity bank founded by the Supervielle family, and has a history of 133 years in the Argentine financial system and a leading competitive position in certain market segments that are strategic for the company. Banco Supervielle's philosophy focuses on agility as a key part of its work culture, putting the client at the center of all its actions through the generation of profitable value propositions and promoting digital adoption. It is the main subsidiary of Grupo Supervielle. Since May 2016, the Group's shares have been listed on Byma and on the NYSE. As of December 31, 2020, its infrastructure supports its multi-channel distribution strategy, with a strategic national presence through 277 access points, 13 bank payment, sales and collection points; 79 points of sale of Iudú Compañía Financiera located in Walmart supermarkets, 457 ATMs, 221 self-service terminals and 256 express boxes with biometric identification. On the other hand, the Bank also offers financial services through 20 Automatic Card consumer financing centers, 5 MILA branches for customer support, completing the network with points of sale through 579 related agencies. Likewise, Supervielle offers solutions through its digital channels, applications and solutions developed for different business segments, and also offers products and services through Grupo Supervielle's digital attackers platforms to clients located throughout the country. As of December 31, 2020, the Bank records 241,452,147 worth assets and shareholders’ equity attributable to parent company of 28,377,821. Net income recorded in the three months period ended on December 31, 2020 amounted to 2,211,348 which mainly resulted from the financial margin and the service margin.

Cordial Compañía Financiera S.A. is a financial service firm, subject to regulations issued by the Central Bank of the Argentine Republic, whose main business is made up by credit card and loan granting and the sale of insurance policies in Walmart Argentina’s outlets. As of December 31, 2020, recorded negative results of 628,426. On November 2, 2020, the Extraordinary Assembly of Cordial Compañía Financiera S.A. resolved, among other things, to reform the bylaws including the modification of the name of the Company to “IUDÚ Compañía Financiera S.A.”. By Resolution No. 3/2021 of the B.C.R.A., no objections were made to the aforementioned change of company name. As of the date of issuance of these financial statements, said statute reform is pending registration in the Public Registry of Commerce.

Tarjeta Automática S.A.’s main activity includes the issuance and administration of credit cards and consumer loans. The period ended on December 31, 2020, recorded negative results of 232,046. In November 2012, Tarjeta Automática started to market credit cards, personal loans and insurance policies on account and behalf of Cordial Compañía Financiera S.A., collecting a monthly fee for such services.

Supervielle Asset Management S.A. is focused on the promotion, instruction and administration of investment mutual funds pursuant to Law 24,083, its Ruling Decree and any other legal or ruling standard addressing such activities. At present, the company records 13 active funds. As of December 31, 2020, earnings amounted to 312,201.

Sofital S.A.F. e I.I. is a company whose main activity includes financial operations and the administration of marketable securities. As of December 31, 2020, earnings amounted to 147,207.

Espacio Cordial de Servicios S.A. is a company focused on the trading of all kinds of goods and services related to insurance, tourism, health plans and/or services and other goods and services. As of December 31, 2020, recorded negative results of 44,281.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., records shareholders equity for 980,111 and assets for 1,887,591. As of December 31, 2020, earnings amounted to 190,231.

Micro Lending S.A., specializes in the financing of pledge credits, particularly used cars. As of December 31, 2020, recorded negative results of 5.

InvertirOnline S.A.U., is a specialized online trading platform, which occupies a leading position among the top five in the online Broker segment in Argentina, and a reference in the Fintech sector in the country. As of December 31, 2020 InvertirOnline S.A.U obtained earnings of 80,314 and InvertirOnline.Com Argentina S.A.U. it presented a profit of 1,990.

Bolsillo Digital S.A.U. is a company dedicated to the commercialization of products and services related to the management and processing of payments. As of December 31, 2020, recorded a negative result of 23,571.

Futuros del Sur S.A. is a company whose main activity is to engage on its own account or on behalf of third parties or associated with third parties, in the country or abroad, to act as agent in the categories in which it is duly registered by the National Securities Commission. As of December 31, 2020, presented a profit of 85,669.

Grupo Supervielle S.A.

Informative Review as of December 31, 2020

(in thousands of pesos)

Brief description of Related Companies

Supervielle Productores Asesores de Seguros S.A. is a company whose purpose is to carry out the activity of intermediation, promoting the conclusion of life, property and social security contracts, advising insured and insurable. As of December 31, 2020, it presented a negative result of 26,305.

Easy Cambio S.A. is a society that provides home and exchange agency services. As of December 31, 2020, it obtained positive results for 1,790.

Grupo Supervielle S.A.

Informative Review as of December 31, 2020

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS.

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Statement of Financial Position	12/31/2020	12/31/2019	01/01/2019
Total Assets	249,918,936	203,428,032	300,732,111
Total Liabilities	213,551,364	170,470,619	263,261,504
Changes in Shareholders’ Equity	36,367,572	32,957,413	37,470,607
Total Liabilities plus Changes in Shareholders’ Equity	249,918,936	203,428,032	300,732,111

Income Statement	12/31/2020	12/31/2019
Net income from interest	36,075,783	13,452,250
Net income from commissions	9,617,340	10,319,884
Net income before income tax	4,149,350	(3,746,700)
Total comprehensive income attributable to owners of the parent company - Earnings	3,937,409	(3,875,827)

Consolidated Cash Flow Statement	12/31/2020	12/31/2019
Total operating activities	10,058,904	(36,736,947)
Total investment activities	(4,322,243)	(1,584,585)
Total financing activities	(14,227,587)	(20,217,093)
Effect of changes in exchange rate	22,704,526	4,573,429
Net increase in cash and cash equivalents	14,213,600	(53,965,196)

Grupo Supervielle S.A.

Informative Review as of December 31, 2020

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Indicators (figures in thousands of pesos)	12/31/2020	12/31/2019
Liquidity	22.09%	31.45%
- Cash and cash equivalents (*1)	39,466,526	38,109,467
- Deposits	178,641,594	121,176,255

Solvency	17.03%	19.33%
- Shareholders Equity	36,367,572	32,957,413
- Total Liabilities	213,551,364	170,470,619

Immobilization of Capital	9.78%	10.08%
-Immobilized Assets (*2)	24,445,076	20,504,544
-Total Assets	249,918,936	203,428,032

ROE (*3)	11.4%	(12.2)%

(*1) Including cash, listed corporate and government securities and mutual funds shares.

(*2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated items.

(*3) Calculated on a daily basis.

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

Grupo Supervielle S.A.

informative review as of December  31, 2020

(in thousands of pesos)

Adoption of International Financial Reporting Standards (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5.5, (detriment of value) of IFRS 9 “Financial Instruments” and IAS 29 (which determines the obligatory restatement of financial statements in accordance with the detailed in note 1.2.b), for financial years started on January 1, 2018, Likewise, entities shall prepare their opening Financial Statements as from January 1, 2017 to be used as comparative base of the financial year to start on January 1, 2018, which will be the first Financial Statements submitted under these standards as of March 31, 2018.

On February 22, 2019 the Argentine Central Bank issued Communication "A" 6651, through which it established that as of January 1, 2020, the financial statements are prepared in constant currency. In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16. Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

Pursuant to Communication “A” 6430 and 6847 Financial Entities shall start to apply provisions on Financial Assets Impairment included in paragraph 5.5 of IFRS 9 as from fiscal years starting on 1 January, 2020, except for Non-financial Public Sector´s debt securities, which shall be temporarily excluded from the scope of said provisions. Likewise, Communication “A” 6938 issued by the Argentine Central Bank set the postponement of the application of the section targeted to “B” group Companies until January 1, 2021,a category that includes Cordial Compañía Financiera S.A.; therefore, provisions of said Entity are held under the minimum provisions regulations set by the Argentine Central Bank. It is worth mentioning that through communications "A" 7108 and 7134, the Argentine Central Bank ordered the classification of financial entities into groups "A", "B" and "C", leaving Cordial Compañía Financiera classified as Group "C" as of October 1, 2020.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the aforementioned requirements, the following is set out:

•	Grupo Supervielle S.A.’s corporate purpose is, exclusively, the realization of financial and investment activities;

•	the investment in financial entities and in the insurance company accounts for 80,2% of Grupo Supervielle S.A.’s assets, being the main assets of the Group,

•	80,3% of Grupo Supervielle S.A.’s incomes come from its equity investments in financial entities’ and insurance company results,

•	Grupo Supervielle S.A. holds 99,90% direct and indirect stock investments in Banco Supervielle S.A. a 99,90% of Cordial Compañía Financiera S.A., and a 100% of Supervielle Seguros S.A., resulting in the Group’s control in those entities.

Perspectives

For the financial year 2021, Grupo Supervielle expects to keep its contribution to the Argentine economy evolution and growth through its credit origination.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: July 7, 2021	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer